As confidentially submitted to the Securities and Exchange Commission on January 9, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Textura Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	26-1212370 (I.R.S. Employer Identification Number)

1405 Lake Cook Road
Deerfield, IL 60015
(847) 457-6500
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Patrick J. Allin
Chief Executive Officer
1405 Lake Cook Road
Deerfield, IL 60015
(847) 457-6500
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
David A. Schuette Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 (312) 782-0600	Christopher D. Lueking Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, IL 60606 (312) 876-7700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee

Common Stock $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                          , 2013

                     Shares

Textura Corporation

Common Stock

        This is the initial public offering of common stock of Textura Corporation.

        We are selling                     shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $                    and $                    per share. We intend to apply to list our common stock on the                    under the symbol "TXTR."

        The underwriters have an option to purchase a maximum of                    additional shares to cover over-allotments of shares.

        We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before Expenses, to Textura Corporation
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                         , 2013.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	William Blair

JMP Securities	Oppenheimer & Co.	Barrington Research

The date of this prospectus is                         ,          .

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        Information contained in our website does not constitute part of this prospectus.

Dealer Prospectus Delivery Obligation

        Until                                    , 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus and the information set forth under the headings "Risk Factors," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless the context requires otherwise, the words "Textura Corporation," "Textura," "we," "our company," "us" and "our" refer to Textura Corporation, a Delaware corporation, and its subsidiaries.

Overview

        We are a leading provider of on-demand business collaboration software to the commercial construction industry. Our solutions are focused on facilitating collaboration between owners/developers, general contractors and subcontractors. Our solutions increase efficiency, enable better risk management, and provide improved visibility and control of construction activities for our clients.

        Our solutions offer robust functionality, data sharing and exchange capabilities, and workflow tools that support several mission-critical business processes at various stages of the construction project lifecycle:

  •
  Construction Payment Management ("CPM") enables the generation, collection, review and routing of invoices and the necessary supporting documentation and legal documents, and initiation of payment of invoices.

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  Submittal Exchange enables the collection, review and routing of project documents.

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  GradeBeam supports the process of obtaining construction bids, including identifying potential bidders, issuing invitations-to-bid and tracking bidding intent.

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  Pre-Qualification Management ("PQM") supports contractor risk assessment and qualification.

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  Greengrade facilitates the management of environmental certification processes.

        Each of our solutions was designed from inception as a software-as-a-service ("SaaS") solution with an on-demand architecture. Our solutions each use a single code base and we do not customize our solutions for any of our clients. Our technology platform is designed to be highly configurable, scalable, reliable and secure.

        We believe we are a leading example of a new generation of on-demand software solutions focused on enablement of business-to-business collaborative processes. Such solutions are by design on-demand, as they require neutral third parties to act as the platform for collaboration by multiple parties and to facilitate the exchange of data and documents.

        We believe the construction industry represents a large and growing market for technology solutions of all types. The industry, we believe, is especially attractive for our solutions and our growth because it is underpenetrated by technology solutions that enable construction industry participants to more easily collaborate and operate more effectively. We have established a strong market position serving this industry. As of September 30, 2012, our clients have used one or more of our on-demand solutions to help manage over 11,000 commercial construction projects representing more than $100 billion in construction value as reported by our clients. Our solutions are used on construction projects of all sizes, from small remodels or renovations to multi-billion dollar developments. Our solutions have been used by more than 3,000 owners/developers, general contractors, and architects. This includes 41 of the 100 largest general contractors in North America, ranked as of May 2012 by

Engineering News-Record ("ENR") based on annual construction revenues. In addition, based on management estimates, over 300,000 subcontractors were active on our solutions during fiscal 2012.

        We have achieved significant growth since introducing our solutions to the market. Our revenue is derived primarily from fees related to construction project activity and monthly fees paid by our clients. In the fiscal years ended September 30, 2010, 2011 and 2012, we generated revenue of $6.0 million, $10.5 million and $21.7 million, respectively, which represented growth over the prior period of 90.0%, 74.7% and 106.2%, respectively. In those same periods, we had net losses of $15.9 million, $18.9 million and $18.8 million, respectively.

Our Industry

        Construction is a major global industry and consists of building new structures, making additions and modifications to existing construction, as well as conducting maintenance, repair and improvements on existing structures. Worldwide construction spending was $7.2 trillion in 2010, according to "Global Construction 2020," a study produced by Global Construction Perspectives, an industry research provider. A total of $97.7 trillion will be spent on construction worldwide during this decade, and by 2020 construction is expected to reach more than $12 trillion in annual spending and account for 13.2% of world GDP, according to the same study.

        We believe the outlook for the construction industry is strong. Population growth, deteriorating infrastructure and changing needs for buildings—driven by both socioeconomic and technological changes—all imply a continuing and growing need for construction activity. The industry's growth rate also is benefitting as a result of the recovery from the impact of the recent global economic crisis. Overall, global construction spending is expected to grow at a compounded annual growth rate of 5.2% from 2010 to 2020, according to Global Construction Perspectives.

        Each construction project requires a complex collaborative effort between the many different participants that play a part throughout or at different stages of the project's lifecycle. The practices used by the industry to manage this complexity have been largely manual, paper-based and inefficient, or have relied on technology solutions not designed for collaboration. As a result, we believe participants face numerous challenges collaborating on construction projects, including significant administrative overhead burdens; disparate standards, procedures and systems; lack of workflow discipline and control; inefficient process coordination; errors, inconsistencies and omissions; limited risk management tools; and siloed applications and data repositories. Furthermore, the industry is changing in response to the many issues it faces, including those resulting from the global financial crisis, new approaches to project delivery and an increased focus on risk management, transparency and efficiency.

        In order to meet these challenges and as companies seek to support growth while limiting costs, we believe industry participants are increasingly adopting software solutions that can also increase visibility into and control over critical stages of the construction lifecycle. We believe software solutions delivered on an on-demand basis and by a neutral third party are necessary to meet this demand. Such solutions can facilitate the exchange of data and information in a cost-effective, flexible, scalable and secure manner.

        We believe therefore there is a significant opportunity to offer comprehensive on-demand collaboration software solutions that are designed to address the evolving needs of the construction industry as it responds to the many challenges it faces and seeks to achieve greater operational and financial efficiencies, better manage risk and grow significantly over the next decade and beyond.

Our Solution

        Our on-demand business collaboration software solutions address the several challenges associated with the traditional paper-based and personnel-intensive manual approaches or with technology solutions not designed for collaborative processes, and support many of the trends currently occurring within the commercial construction industry. We believe our solutions benefit our clients because they are:

  •
  Designed specifically for collaborative processes.  Our solutions facilitate the sharing and exchange of data between and within organizations and provide robust workflow tools to ensure that necessary steps are carried out in the right sequence by appropriately authorized users.

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  Developed to meet the needs of the construction industry.  Our solutions are built to meet the unique requirements of the construction industry and our delivery capabilities have been organized around the specialized needs of our clients.

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  Delivered through a trusted and neutral third party.  We host, provide access to and facilitate the exchange of information, enabling project participants to achieve a common and transparent view of project status.

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  Valuable to all participants.  Our solutions are designed to reduce costs, manage risk and improve visibility and decision-making for each participant independent of their specific role or responsibility.

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  Interfaced with existing enterprise systems.  Our solutions leverage and protect our clients' existing investments, facilitate their business processes and reduce or eliminate duplicate data entry.

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  Easy to implement, use and adopt.  Our solutions can be configured by our clients to meet their specific needs without needing customization, and can rapidly be implemented by our clients across their organizations.

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  Accompanied by high levels of training and support to all users.  Our client services team provides extensive on-site training for enterprise clients and unlimited remote live support for all end-users.

Our Key Business Attributes

        Key attributes of our business include the following:

  •
  Large, attractive market.  The construction industry affords us a large market in which to sell our solutions and we believe it is currently underutilizing on-demand business collaboration software solutions.

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  Next generation approach to solving the challenges facing our clients.  We believe ours is a disruptive approach to solving business-to-business collaboration challenges and also can be applied to many processes and industries.

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  Recurring revenue model with high visibility.  Our solutions historically have exhibited a predictable pattern of fee generation from projects managed on our system; our large portfolio of clients has resulted in a predictable number of projects; and we have experienced high client retention.

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  Highly defensible market position.  We believe our industry expertise, leading market share, large installed base and strong intellectual property portfolio represent significant barriers to successful competitive entry.

  •
  Ability to differentiate through our business and technology approach.  We believe we are uniquely positioned to integrate our solutions with other enterprise software and support our solutions with a strong client service capability, and that we have the resources to support significant investment.

  •
  Focus on quality of service.  Our solutions support mission-critical processes and time-sensitive interactions and communications, which require timely and accurate client support. Client service and support is a cornerstone of our value proposition, and we believe it is a significant element of our long-term success.

Our Strategy

        We intend to leverage our existing solutions and industry presence to become the industry standard for collaboration solutions in the construction industry, both domestically and in targeted international markets. The key elements of our strategy to accomplish these objectives are as follows:

  •
  Increase our market penetration of the construction industry.  We intend to actively pursue new client relationships with owners/developers, general contractors and subcontractors that do not currently use our solutions. We intend to focus our existing sales and marketing capabilities on large, strategic owners/developers and general contractors, as they can generate significant, multi-year growth. At the same time, we plan to launch solution and channel initiatives that target smaller industry participants in a cost-effective fashion.

  •
  Expand our suite of solutions.  We plan to continue to use our domain expertise in construction and to work closely with our clients to identify and develop new applications, features and functionality that address business processes we currently do not support.

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  Pursue acquisitions of complementary businesses.  We believe that acquisitions of complementary businesses can help us expand our suite of solutions more rapidly, enter into new markets, expand our client base and increase the knowledge and skill sets within our organization. We believe we can enhance the value of these solutions through our financial, technical and other resources, industry presence and their integration into our existing suite of solutions.

  •
  Increase our client penetration.  We believe we have a significant opportunity to cross-sell to our existing clients both our current and our future solutions, and increase the utilization or adoption of our solutions to include a greater number of their projects. We also plan to integrate both our current and our future solutions into a single platform solution, which we believe will significantly increase the value of our solutions and drive increased adoption of multiple solutions by our clients.

  •
  Expand globally.  We believe a substantial opportunity exists to grow sales of our solutions globally. In certain markets, due to local business practices and regulations, we believe our value proposition could be even stronger than in our established markets in North America. In seeking to expand globally, we also are responding to growing demand from our increasingly multinational clients and potential clients that we support their current or planned international operations. We believe we have accumulated significant experience with the process necessary to enter new markets successfully.

  •
  Increase the number of industries we serve.  Our solutions are designed for complex collaborative environments with significant subcontracting activity. We believe that these characteristics exist in several industries in addition to the construction industry and therefore that there could be demand for our solutions in these other industries.

Our Sales Approach

        We market and sell our solutions directly to our clients. Our solutions generally provide significantly greater benefits if deployed to manage all of a client's related construction activities, which requires buy-in and commitment at the highest levels of our clients' organizations. In our experience, this requires an in-person, relationship-driven, consultative approach with a high degree of solution and domain expertise on the part of our employees. Certain of our solutions or clients, however, are effectively sold and supported remotely, primarily over the phone and using email, webinars and other appropriate methods. We intend to grow our remote sales and support capability significantly in order to address the market opportunity we believe is available to us, as well as to support new solutions and segment initiatives.

Risks Affecting Us

        Our business is subject to a number of risks, which could materially and adversely affect our business, financial condition, results of operations and prospects. You should consider carefully these risks before making an investment decision. These risks are described more fully in the "Risk Factors" section beginning on page 11 and include, but are not limited to, the following:

  •
  we have a history of losses and we do not expect to be profitable for the foreseeable future;

  •
  we may be adversely affected by conditions in the global and domestic economy or a downturn in the construction industry;

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  we may not be able to execute our growth strategy including expanding into international markets and successfully acquiring complementary businesses;

  •
  we may not succeed in developing the market for our solutions;

  •
  we derive a significant portion of our revenue from a relatively limited number of large client relationships and from a single software solution; and

  •
  we may be adversely affected if our solutions fail to perform properly.

Corporate Information

        Our business was founded in 2004 and we were incorporated in Delaware in 2007. Our principal executive offices are located at 1405 Lake Cook Road, Deerfield, IL 60015, and our telephone number is (847) 457-6500. Our website address is www.texturacorp.com. Information contained on our website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus.

        "Textura," "Textura Construction Payment Management," "Submittal Exchange," "GradeBeam," and "Greengrade" are registered trademarks or logos appearing in this prospectus and are the property of Textura Corporation or one of our subsidiaries. All other trademarks, service marks and trade names in this prospectus are the property of their respective owners.

The Offering

Common stock we are offering	shares
Common stock to be outstanding after this offering	shares ( shares if the over-allotment option is exercised in full)
Use of proceeds

We currently intend to use the net proceeds from this offering for financing our growth, working capital and other general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary companies, products or technologies. While we have no current agreements, commitments or understanding for any specific acquisitions at this time, we may use a portion of the net proceeds for these purposes.

Underwriters' option to purchase additional shares

The underwriters have an option to purchase a maximum of additional shares of common stock from us to cover over-allotments. The underwriters could exercise this option at any time within 30 days from the date of this prospectus.

Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed symbol	"TXTR"

        The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding as of September 30, 2012, and excludes:

  •
  shares of common stock issuable upon settlement of                  restricted stock units outstanding as of September 30, 2012;

  •
  shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2012, with a weighted average exercise price of approximately $                  per share;

  •
  shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2012, with a weighted average exercise price of approximately $                  per share (including warrants to purchase preferred stock that upon the closing of this offering will become warrants to purchase common stock); and

  •
  shares of common stock reserved for future awards under our Stock Incentive Plan as of September 30, 2012.

        Unless otherwise indicated, all information in this prospectus is presented on a pro forma basis assuming:

  •
  the conversion of all outstanding shares of our convertible preferred stock into                   shares of our common stock;

  •
  the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into 481,700 shares of our common stock;

  •
  the conversion of all of our outstanding convertible debentures and accrued interest thereon through September 30, 2012 into                   shares of our common stock at a conversion price equal to the initial offering price based on an assumed initial offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion had occurred on September 30, 2012; and

  •
  no exercise by the underwriters of their over-allotment option to purchase up to                  additional shares of common stock from us.

        Because the number of shares that will be issued upon conversion of the convertible debentures depends upon the actual initial public offering price per share in this offering and the closing date of this offering, the actual number of shares issuable upon such conversion may differ from the number of shares set forth above.

Summary Consolidated Financial Data

        The following summary consolidated financial data should be read together with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. We derived the summary consolidated statement of operations data for each of the years ended September 30, 2010, 2011 and 2012 and the summary consolidated balance sheet data as of September 30, 2011 and 2012 from the consolidated financial statements included elsewhere in this prospectus.

	Years Ended September 30,
	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues(1)	$6,020	$10,514	$21,681
Operating expenses:
Cost of services(2)	4,187	4,395	6,152
General and administrative	5,654	6,856	11,105
Sales and marketing	3,122	2,601	5,995
Technology and development	4,747	6,169	11,123
Depreciation and amortization	2,621	2,161	4,080

Total operating expenses	20,331	22,182	38,455

Loss from operations	(14,311)	(11,668)	(16,774)
Other expense, net	(1,612)	(7,260)	(2,019)

Loss before income taxes	(15,923)	(18,928)	(18,793)
Income tax provision (benefit)	—	—	—

Net loss	(15,923)	(18,928)	(18,793)
Less: Net loss attributable to non-controlling interest	—	—	(2,866)

Net loss attributable to Textura Corporation	(15,923)	(18,928)	(15,927)
Accretion (decretion) of redeemable Series A-1 preferred stock	(19,802)	11,486	3,373
Dividends on Series A-2 preferred stock	480	480	480
Undistributed earnings allocated to participating securities	1,506	—	—

Net income (loss) available to Textura Corporation common shareholders	$1,893	$(30,894)	$(19,780)

Net income (loss) available to Textura Corporation common shareholders, basic and diluted	$1,893	$(30,894)	$(19,780)
Net income (loss) per share available to Textura Corporation common shareholders:
Basic	$0.55	$(8.36)	$(4.63)
Diluted	$0.53	$(8.36)	$(4.63)
Weighted average number of common shares outstanding:
Basic	3,471	3,696	4,274
Diluted	3,583	3,696	4,274
Pro forma net loss per share available to Textura Corporation common shareholders, basic and diluted

Pro forma weighted average common shares outstanding, basic and diluted

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands, except where otherwise indicated)
Operational Data:
Activity-driven revenue	$5,705	$9,875	$19,064
Organization-driven revenue:	315	639	2,617

Total revenue	$6,020	$10,514	$21,681

Activity-driven revenue:
Projects added	1,898	2,475	4,255
Client-reported construction value added (billions)	$18.3	$19.2	$33.2
Active projects during period	2,988	4,024	6,418
Organization-driven revenue:
Number of organizations	151	646	5,237
Adjusted EBITDA(3)	$(9,565)	$(8,031)	$(9,346)
Deferred revenue balance as of September 30	$2,396	$5,279	$14,166

	As of September 30,
	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$5,941	$4,174
Property and equipment, net	19,515	17,775
Goodwill and other intangibles	—	25,671
Total assets	27,305	51,099
Deferred revenue, current and long-term	5,279	14,166
Total debt, current and long-term(4)	13,183	26,607
Redeemable Series A-1 preferred stock	39,762	43,135
Total Textura Corporation shareholders' deficit	(36,422)	(51,084)

(1)
The acquisitions of GradeBeam and Submittal Exchange contributed $4.9 million of revenues for the fiscal year ended September 30, 2012.

(2)
Cost of services is exclusive of depreciation and amortization, which is shown separately below.

(3)
Adjusted EBITDA represents loss before interest, taxes, depreciation and amortization, share-based compensation expense and acquisition-related expense. Adjusted EBITDA is not determined in accordance with accounting principles generally accepted in the United States ("GAAP"), and is a performance measure used by management in conjunction with traditional GAAP operating performance measures as part of the overall assessment of our performance including:

•
for planning purposes, including the preparation of the annual budget;

•
to evaluate the effectiveness of business strategies; and

•
as a factor when determining management's total compensation.

We believe the use of Adjusted EBITDA as an additional operating performance metric provides greater consistency for period-to-period comparisons of our operations. For our internal analysis, Adjusted EBITDA removes fluctuations caused by changes in our capital structure (interest expense) and non-cash items such as depreciation, amortization and share-based compensation. These excluded amounts in any given period may not directly correlate to the underlying performance of the business or may fluctuate significantly from period to period due to the issuance or conversion of convertible debentures, acquisitions, fully amortized tangible or intangible assets, or the timing and pricing of new share-based awards. We also believe Adjusted

  EBITDA is useful to investors and securities analysts in evaluating our operating performance as it provides them an additional tool to compare business performance across companies and periods.

Adjusted EBITDA is not a measurement under GAAP and should not be considered an alternative to net loss or as an alternative to cash flows from operating activities. The Adjusted EBITDA measurement has limitations as an analytical tool and the method of calculation may vary from company to company.

The following table presents a reconciliation from the most directly comparable GAAP measure, net loss, to Adjusted EBITDA:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Net loss	$(15,923)	$(18,928)	$(18,793)
Net interest expense	1,612	7,260	2,200
Income tax provision (benefit)	—	—	—
Depreciation and amortization	2,621	2,161	4,080

EBITDA	(11,690)	(9,507)	(12,513)
Share-based compensation expense	2,125	1,468	2,676
Acquisition-related expenses	—	8	491

Adjusted EBITDA	$(9,565)	$(8,031)	$(9,346)

(4)
Total debt, representing the current and long-term portion, includes our loan payable to related party for the purchase of land and construction of our corporate headquarters and several issuances of convertible debentures. In 2011, two series of convertible debentures had triggering events, resulting in the conversion of $23.5 million of debt to 801,007 shares of our common stock.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of cumulative losses and we do not expect to be profitable for the foreseeable future.

        We have incurred significant losses in each period since our inception in 2004. We incurred net losses of $15.9 million in the fiscal year ended September 30, 2010, $18.9 million in the fiscal year ended September 30, 2011 and $18.8 million in the fiscal year ended September 30, 2012. As of September 30, 2012, we had an accumulated deficit of $141.3 million. These losses and accumulated deficit reflect the substantial investments we made to acquire new enterprise client relationships and develop our solutions. We expect our operating expenses to increase in the future due to anticipated increases in research and development expenses, sales and marketing expenses, operations costs and general and administrative costs, and, therefore, we expect our losses to continue for the foreseeable future. Although our revenues have increased significantly over the past three years, you should not consider our recent growth as indicative of our future performance. We cannot assure you that we will achieve profitability in the future, nor that, if we do become profitable, we will sustain profitability.

Economic conditions of the global and domestic economy or a substantial or prolonged downturn in the commercial construction business cycle may have a material adverse effect on our business, financial condition, results of operations and prospects.

        Economic trends that negatively affect the commercial construction industry may adversely affect our business by reducing the number of commercial construction projects that are occurring, the number of general contractors and subcontractors operating in our markets, or by reducing the amount that such clients spend on our solutions. The global and domestic economies currently face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These factors have materially and adversely affected, and may continue to materially and adversely affect, the financial markets and the availability of credit for the commercial construction industry. A reduction in the number of commercial construction projects that are undertaken, the number of general contractors and subcontractors operating in our markets or the amount that clients spend on solutions due to economic conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have experienced rapid growth in recent periods. If we fail to effectively manage our growth, our business and operating results may suffer.

        We have experienced, and expect to continue to experience, significant growth. This rapid growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We intend to further expand our overall business, client base, headcount and operations, both domestically and internationally. We expect that we will be required to continue to commit substantial financial, operational and technical resources to implement our growth strategy. Continued growth could also strain our ability to maintain reliable operation of our solutions for our clients, develop and improve our operational, financial and management controls and recruit, train and retain highly skilled personnel. As our operations grow in size, scope and complexity, we will also need to continue to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to effectively manage our growth, our business, financial condition, results of operations and prospects could be materially adversely affected.

We may not succeed in developing the market for our solutions and we may face competition that is harmful to our business.

        We face challenges in developing a market for our solutions and from current and potential products developed or sold by third-party competitors. Currently, our largest source of competition for CPM is from existing manual processes or internally-developed systems that our potential clients have been using for a long period of time and from which they may be reluctant to change. In addition, some competitors may address part of CPM's functional capabilities.

        For our solutions other than CPM, we face current competition from both traditional, larger software vendors offering enterprise-wide software applications and services and smaller companies offering point solutions for the commercial construction industry. Our principal competitors vary depending on the solution we offer. Some of our competitors enjoy substantial competitive advantages over us, such as greater name recognition, more comprehensive and varied products and services, and substantially greater financial, technical and other resources. Certain of our competitors offer, or may in the future offer, lower priced, or free, products or services that compete with our solutions.

        In addition, our industry is highly fragmented, and we believe it is likely that some of our existing competitors will consolidate or will be acquired. Some of our competitors may also enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, reduced profit margins and our loss of market share and could result in one or more competitors with greater financial, technical, marketing, service and other resources, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A significant portion of our revenue is derived from a relatively limited number of large client relationships and any loss of, or decrease in sales related to, these client relationships could harm our results of operations.

        A significant portion of our revenue is derived from our relationships with a relatively limited number of large clients, either directly from those clients or from the subcontractors also working on projects that those clients control. Revenue derived from our ten largest client relationships, collectively, accounted for 41.5% of our revenue in fiscal 2012. Our largest client relationship accounted for 10.8% of our revenue in fiscal 2012. This revenue is generated from these clients' use of our CPM solution. We may continue to experience ongoing client concentration, particularly if we are successful in attracting large general contractor clients and in selling additional solutions to our existing clients. In addition, it is possible that revenue from these client relationships, either individually or as a group, may not reach or exceed historical levels in any future period or that one or more of our existing clients may stop utilizing our solutions entirely. We believe that the implementation of our CPM solution results in our clients changing their business processes in ways that make it difficult to discontinue use; however, the loss or significant reduction of business from one or more of our major client relationships would materially adversely affect our business, financial condition, results of operations and prospects.

Our business could be adversely affected if our clients are not satisfied with our solutions.

        Our business model depends in large part on our ability to continue to ensure our clients' satisfaction with our solutions and their resulting decision to continue their reliance on our solutions.

Our client services group is organized to provide high levels of service and support to our clients. However, if a client is not satisfied with the functionality or quality of our solutions, or with the type of solutions provided, then they may elect to discontinue using our solutions for future projects or we could incur additional costs to address their dissatisfaction. In addition, negative publicity related to our client relationships or the satisfaction of our clients, regardless of its accuracy, may further damage our business by affecting our ability to compete for new enterprise relationships with prospective clients.

If our solutions fail to perform properly, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.

        Our solutions are inherently complex and involve the generation and exchange of legal documentation and facilitation of financial transactions. In particular, clients using our CPM solution rely on us to properly generate lien waivers and initiate payment instructions. Our solutions may contain material defects or errors and rely in part on data entered by our clients, the accuracy of which we do not control. This may result in our solutions failing to perform as intended. Such failure may result in:

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  diversion of development and client service resources;

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  injury to our reputation;

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  loss of existing clients and difficulty in attracting new clients;

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  claims by clients that we are liable for any damages to them as a result of such defects or errors;

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  increased insurance costs; and

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  sales credits or refunds for prepaid amounts related to unused subscription services.

        The costs incurred in correcting any material defects or errors or in connection with any of the consequences above might be substantial and could adversely affect our business, financial condition, results of operations and prospects.

        The availability or performance of our solutions could be adversely affected by a number of factors, including clients' inability to access the Internet, the failure of our network or software systems, security breaches, variability in user traffic for our solutions or the operation of the ACH Network and other payment clearing systems. Furthermore, because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our clients regard as significant.

        Additionally, our clients may use our solutions together with software and hardware applications and products from other companies. As a result, when problems occur, it may be difficult to determine the cause of the problem, and our solutions, even when not the ultimate cause of the problem, may be misidentified as the problem. If our solutions are misidentified as the source of the problem, we might incur costs associated with litigation or correcting the problem, and our reputation could be damaged, resulting in a loss of clients.

        Although we currently carry errors and omissions insurance, such insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management's attention.

We derive a substantial portion of our revenues from a single software solution.

        We derive a substantial portion of our total revenues from sales of CPM. Therefore, any factor adversely affecting sales of this solution, including market acceptance, product competition,

performance and reliability, reputation, price competition, or economic and market conditions, could have a disproportionally material adverse effect on our business, financial condition, results of operations and prospects.

We have a long selling cycle to secure a new enterprise relationship for CPM, which requires significant investments of resources.

        We typically face a long selling cycle of a year or longer to secure a new enterprise client relationship for CPM, which typically requires significant investment of resources and time by both our clients and us. Our enterprise selling cycle is subject to many risks and delays over which we have little control, including our clients' decisions to choose alternatives to our solutions (including internally-developed solutions) and the timing of our clients' budget cycles and approval processes. Before committing to use our solutions, potential clients require us to spend time and resources educating them on the value of our solutions and assessing the feasibility of integrating our solutions with their existing technology. If a potential client does not ultimately choose our solutions, we are unable to recoup these expenses. Even where we have secured a new enterprise relationship with a general contractor or owner/developer, there are no assurances that the general contractor or owner/developer will choose to use our solutions for any or all of their current or future projects.

Our business, financial condition, results of operations and prospects may be materially adversely affected if we are unable to cross-sell our solutions.

        A significant component of our growth strategy is to increase cross-selling of our solutions to current and future clients. We may not be successful in cross-selling our solutions, however, if our clients find our additional solutions to be unnecessary or unattractive. We have invested, and intend to continue to invest, significant resources in developing and acquiring additional solutions, which resources may not be recovered if we are unable to successfully cross-sell these solutions to clients using our existing solutions. Any failure to sell additional solutions to current and future clients could materially adversely affect our business, financial condition, results of operations and prospects.

We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.

        Our success depends, in part, upon our intellectual property rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market solutions similar to ours, or use trademarks similar to ours. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of Canada, Australia, New Zealand, and any other foreign countries in which we may market our solutions in the future, may afford little or no effective protection of our intellectual property. Changes in patent law, such as changes in the law regarding patentable subject matter, could also impact our ability to obtain patent protection for our solutions. In particular, recent amendments to the U.S. patent law became effective in 2012 and may affect our ability to protect our solutions and defend against claims of patent infringement.

        In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid, may be contested or circumvented or may not prevent the development of competitive solutions. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive. Such legal proceedings or reductions in the legal protection available for intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and prospects, and we may not prevail.

We could be subject to assertions of infringement or other violations by us of intellectual property rights (whether actual or alleged), which could result in significant costs and substantially harm our business, financial condition, results of operations and prospects.

        Software and technology companies are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights or rights related to use of technology. Some software and technology companies, whether our direct competitors or not, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. Third parties may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us. Existing laws and regulations are evolving and subject to different interpretations, and various federal and state legislative or regulatory bodies may expand current or enact new laws or regulations. Although we believe that our solutions do not infringe upon the intellectual property rights of third parties, we cannot assure you that we are not infringing or violating any third-party intellectual property rights or rights related to use of technology.

        Any intellectual property infringement or misappropriation claim or assertion against us, our clients or strategic alliance partners, and those from whom we license technology and intellectual property could have a material adverse effect on our business, financial condition, results of operations and prospects regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property; cease making, licensing or using technology, content or material that is alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our technology; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content or materials; and to indemnify our partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

We rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our solutions and disrupt our business.

        We use technology and intellectual property licensed from unaffiliated third parties in certain of our solutions, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to use or allow our clients to use this third party technology could limit the functionality of our solutions and might require us to redesign our solutions.

        Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use, the loss of our right to use any of this technology and intellectual property could result in delays in producing or providing affected solutions until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our solutions to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in sales and the release of new solution offerings. Alternatively, we might be forced to limit the features available in affected solutions. Any of these results could harm our business and impact our results of operations.

The use of open source software in our solutions and technology may expose us to additional risks and harm our intellectual property.

        We use open source software development tools and may incorporate open source software into portions of our technology. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to redevelop our solutions, to discontinue sales of our solutions or to release our proprietary software code under the terms of an open source license, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

        Some of our solutions use software development tools that are subject to one or more open source licenses. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software.

        While we monitor the use of all open source software in our solutions, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related solution when we do not wish to do so, such use may have inadvertently occurred in deploying our proprietary solutions. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions, we could, under certain circumstances, be required to disclose the source code to our solutions. This could harm our intellectual property position and have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our solutions are dependent on the use and acceptance of electronic signatures, which are governed by relatively new laws and their acceptance in the commercial construction industry may not be complete.

        In the United States, the enforceability of electronic transactions is primarily governed by the Electronic Signatures in Global and National Commerce Act, a federal law enacted in 2000 that largely preempts inconsistent state law, and the Uniform Electronic Transactions Act, a uniform state law that was finalized by the National Conference of Commissioners on Uniform State Laws in 1999 and has

now been adopted by most states. If, in the United States or other markets where we offer our solutions, a court were to find that electronic signatures are insufficient to establish that the documents generated by our system have been signed by an authorized person, existing laws were to change, or participants in the commercial construction industry were unwilling to rely on electronic signatures, then acceptance of our solutions would be adversely affected.

Our business is substantially dependent on market demand for, and acceptance of, the on-demand model for the use of software in the commercial construction industry.

        We sell our solutions as on-demand solutions, which are an alternative to traditional licensed hardware and software solutions, and solutions developed in-house to which many of our clients or potential clients are accustomed. Our solutions rely on the acceptance and proliferation of web-based software, which may not be widespread or happen in a timely fashion. Under the perpetual or periodic license model for software procurement, users of the software typically run applications on their hardware. Because commercial construction companies utilizing these perpetual or periodic license models may be predisposed to maintaining control of their IT systems and infrastructure, there may be resistance to the concept of accessing the functionality of software provided as a service through a third party.

        Furthermore, many commercial construction companies currently conduct the business processes that our solutions support using paper-based processes and a combination of mail services, telephone, facsimile, email and the Internet. Growth in the demand for our solutions depends on the adoption of our technology-enabled commercial construction management solutions and we may not be able to persuade these prospective clients to change their traditional processes. If our solutions are not accepted by the commercial construction industry or if the market for on-demand solutions fails to grow, or grows more slowly than we currently anticipate, demand for our solutions could be negatively affected.

If we are unsuccessful in entering new markets, our growth could be materially adversely affected.

        Our future growth depends, in part, on our ability to successfully penetrate new markets. In order to grow our business, we expect to expand to other project-focused adjacent industries in which we have less experience, such as mining or oil and gas. Expanding into new markets may require considerable investment of technical, financial and marketing resources, the scope of which is difficult to predict. Failure to successfully enter new markets could have a material adverse effect on our business, financial condition, results of operations and prospects.

Because we recognize revenues over extended terms, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

        We generally recognize fee revenues from clients ratably over extended terms, which could be as long as twenty-nine months. As a result, a significant portion of the fee revenues we report in each quarter is derived from the recognition of deferred revenue relating to payments received during previous quarters. Consequently, downturns or upturns in the commercial construction industry, or increases or decreases to our new sales, in any single quarter will likely have only a small impact on our revenue results for that quarter, but will continue to affect our revenues in future quarters. Our fee model also makes it difficult for us to rapidly increase our revenues through additional sales in any period. Accordingly, the effect of changes in the commercial construction industry impacting our business or changes we experience in our new sales may not be reflected in our short-term results of operations.

We may be unable to develop and bring to market new solutions in a timely manner.

        Our growth and success depends in part upon our ability to develop and bring to market new solutions. The length of the development cycle varies depending on the nature and complexity of a solution, the availability of development resources, solution management and other internal resources, and the role, if any, of strategic partners. The time, expense and resources associated with developing and bringing to market new solutions may be greater than we anticipate and we may therefore be unable to develop and bring additional solutions to market in a timely manner or at all. The foregoing could result in a loss of market share to competitors who are able to offer these additional solutions, rejection of our solutions, damage to our reputation, loss of revenues, diversion of development resources, and increases in service and support costs, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The loss of key members of our senior management team could disrupt the management of our business and materially impair the success of our business.

        We believe that our success depends on the continued contributions of the members of our senior management team. We rely on our executive officers and other key managers for the successful performance of our business. The loss of the services of Patrick Allin, our Chairman of the Board and Chief Executive Officer, or one or more of our other executive officers or key managers could have a material adverse effect on our business, financial condition, results of operations and prospects. Although we have employment arrangements with several members of our senior management team, none of these arrangements prevents any of our employees from leaving us. The loss of any executive officer or key manager could materially impair our ability to perform successfully, including achieving satisfactory operating results and maintaining our growth.

We may fail to attract and retain qualified employees to support our operations, which could have an adverse effect on our ability to expand our business and service our clients.

        We plan to continue to expand our work force to increase our client base and revenue. We believe that there is significant competition for qualified personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, it may have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are not successful in expanding our international business, we may incur additional losses and our revenue growth could be materially adversely affected.

        Our future results depend, in part, on our ability to expand into international markets. We currently operate in the United States and Canada and, effective October 2012, we entered into a joint venture to begin operations in Australia and New Zealand. Our ability to expand internationally will depend upon our ability to deliver solution functionality and foreign language translations that reflect the needs of the local commercial construction industries of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, the possibility that returns on such investments will not be achieved in the near future or in unfamiliar competitive environments. We may also choose to conduct our international business through strategic alliances. If we are unable to identify strategic alliance partners or negotiate favorable alliance terms, our international growth may be hampered. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenues as we attempt to establish our presence in particular international markets.

        Expansion internationally will also require significant attention from our management and will require us to add additional management and other resources in these markets. Our ability to expand our business and to attract talented employees and strategic alliances in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, commercial infrastructures and technology infrastructure. If we are unable to grow our international operations in a timely manner, we may incur additional losses and our revenue growth could be materially adversely affected.

As we expand internationally, our business will become more susceptible to risks associated with international operations.

        We currently operate in the United States and Canada and, effective October 2012, we entered into a joint venture to begin operations in Australia and New Zealand. Our limited experience in operating our business outside the United States increases the risk that our current and future international expansion efforts may not be successful. In particular, our business model may not be successful in particular countries or regions outside the United States for reasons that we currently are unable to anticipate. In addition, conducting international operations subjects us to risks that we have not generally faced in the United States. These include:

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  fluctuations in currency exchange rates;

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  unexpected changes in foreign regulatory requirements;

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  difficulties in managing the staffing of international operations;

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  potentially adverse tax consequences, including the complexities of foreign value added tax systems, restrictions on the repatriation of earnings and changes in tax rates;

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  dependence on strategic alliance partners to increase client acquisition;

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  the burdens of complying with a wide variety of foreign laws and different legal standards;

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  data privacy laws that require that client data be stored and processed in a designated territory;

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  increased financial accounting and reporting burdens and complexities;

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  political, social and economic instability abroad;

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  laws and business practices favoring local competitors;

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  terrorist attacks and security concerns in general; and

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  reduced or varied protection for intellectual property rights in some countries.

        The occurrence of any one of these risks could negatively affect our international business and, consequently, our operating results. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or profitability.

We have made strategic acquisitions in the past and intend to do so in the future. If we are unable to find suitable acquisitions or partners or to achieve expected benefits from such acquisitions or partnerships, there could be a material adverse effect on our business, financial condition, results of operations and prospects.

        As part of our ongoing business strategy to expand our suite of solutions and acquire new technology, we frequently engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. In October 2011 and November 2011, we acquired new technology, know-how and solutions through our acquisitions of GradeBeam and Submittal Exchange. There may be significant competition for acquisition targets in our industry, or we may not be able to identify suitable acquisition candidates, negotiate attractive terms for acquisitions or complete acquisitions on expected timelines, or at all. If we are unable to complete strategic acquisitions or do not realize the expected benefits of the acquisitions we do complete, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions are inherently risky. Significant risks to these transactions include the following:

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  integration and restructuring costs, both one-time and ongoing;

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  maintaining sufficient controls, policies and procedures;

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  diversion of management's attention from ongoing business operations;

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  establishing new informational, operational and financial systems to meet the needs of our business;

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  losing key employees of the acquired businesses;

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  failing to achieve anticipated synergies, including with respect to complementary products or services;

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  our inability to maintain the key business relationships and the reputations of the businesses we acquire;

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  uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

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  our dependence on unfamiliar affiliates and partners of the companies we acquire;

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  insufficient revenue to offset our increased expenses associated with acquisitions;

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  our responsibility for the liabilities of the businesses we acquire; and

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  unanticipated and unknown liabilities.

        If we are not successful in completing acquisitions in the future or do not realize the expected benefits of the acquisitions we do complete, we may be required to reevaluate our acquisition strategy. We also may incur substantial expenses and devote significant management time and resources in seeking to complete acquisitions, some of which may ultimately not be consummated or not result in expected benefits. The occurrence of any of these acquisition-related risks could have a materially adverse effect on our business, financial condition, results of operations and prospects.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes in or our failure to comply with regulations could harm our operating results.

        The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally or result in reductions in the demand for Internet-based solutions such as ours.

Our success depends on the development and maintenance of the Internet infrastructure.

        The success of our solutions depends largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as the timely development of complementary products for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and amount of traffic. The Internet infrastructure may be unable to support such demands. In addition, increasing numbers of users, increasing bandwidth requirements or problems caused by viruses, worms, malware and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage generally as well as the level of usage of our services, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our future success depends on continued growth in the use of the Internet by our clients, our clients' access to the Internet and their confidence that other participants in the commercial construction industry have such access.

        Because our solutions are designed to work over the Internet, our revenue growth depends on the ability of our clients and other participants in the commercial construction industry to access to the Internet. If potential clients do not have reliable access to the Internet or are not willing to use the Internet for business purposes, we will not be able to sell our solutions to them. Additionally, our potential and current clients may be reluctant to adopt or continue to use our solutions if they are not confident that other participants in the commercial construction industry have access to the Internet, as this would limit the ability of these participants to use our solutions.

        Because construction sites are sometimes in remote and isolated locations, our current and potential clients may have additional reason to believe that access to the Internet by some participants in the commercial construction industry may be unreasonably difficult or impossible. The future delivery of our solutions will therefore depend, in part, on third-party Internet service providers continuing to expand the availability of Internet services, maintaining a reliable network with the necessary speed, data capacity and security, and developing complementary products and services for providing reliable and timely Internet access and services. If access to the Internet by participants in the commercial construction industry is not readily available, demand for our solutions could be negatively affected.

Interruptions or delays in the services provided by third-party data centers and/or Internet service providers could impair the delivery of our solutions and our business could suffer.

        The primary data center supporting our CPM and PQM solutions is located at a third-party site in Oak Brook, Illinois. Although we maintain a backup facility at our corporate headquarters in Deerfield, Illinois, both facilities are located in the same metropolitan area and could be subject to the same damage or service interruptions that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, war, criminal act, military action, terrorist attack and other similar events beyond our control. A prolonged service disruption affecting our solutions for any of the foregoing reasons, or for any other reason, could damage our reputation with current and potential clients, expose us to liability, cause us to lose clients from whom we receive recurring revenue or otherwise adversely affect our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers we use.

        Our solutions are accessed by a large number of clients often at the same time. As we continue to expand the number of our clients and solutions available to our clients, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of our third-party data centers or third-party Internet service providers to meet our capacity requirements could result in interruptions or delays in access to our solutions or impede our ability to scale our operations. In the event that our data center or third-party Internet service provider arrangements are terminated, or there is a lapse of service, interruption of Internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to our solutions as well as delays and additional expense in arranging new facilities and services.

We face risks related to the storage of our clients' confidential and proprietary information.

        Our solutions are designed to maintain the confidentiality and security of our clients' confidential and proprietary information that is stored on our systems, including financial information, information regarding their business plans and other critical data. However, any accidental or willful security breaches or other unauthorized access to this data could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We and our third-party data center facilities may be unable to anticipate these techniques or to implement adequate preventative or reactionary measures. We could be subject to legal claims or harm to our reputation if we or our third-party service providers fail to comply or are seen as failing to comply with our policies concerning confidential and proprietary information or if our policies are inadequate.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

        We have been in existence since 2004, and much of our growth has occurred in recent periods. Our limited operating history makes it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business, financial condition, results of operations and prospects may be materially adversely affected.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms or at all.

        We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features for our existing solutions or new solutions, or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional capital. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue such business opportunities. On the other hand, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Risks Related to this Offering and Ownership of Our Common Stock

Our directors, executive officers and principal stockholders will have substantial control over us after this offering and could delay or prevent a change in corporate control.

        After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately        % of our outstanding common stock. As a result, these stockholders, if acting together, would have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, if acting together, would have significant influence over the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by, among other things:

  •
  delaying, deferring or preventing a change in corporate control;

  •
  impeding a merger, consolidation, takeover or other business combination involving us; or

  •
  discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies, which could materially adversely affect our results of operations, financial condition, business and prospects.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with certain provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as well as rules implemented by the Securities and Exchange Commission (the "SEC") and the            . In addition, our management team will also have to adapt to the requirements of being a public company. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

        The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our solutions. Additionally, if these requirements divert our management's attention from other business concerns, they could have a material adverse effect on our results of operations, financial condition, business and prospects.

        Additionally, as a public company, we also expect that it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

As an "emerging growth company," we may rely on the reduced disclosure requirements applicable to emerging growth companies, which may make our common stock less attractive to investors.

        As an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an "emerging growth company" for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any March 31 before that time, or if we have total annual gross revenues of $1 billion or more during any fiscal year before that time, we would cease to be an "emerging growth company" as of the end of that fiscal year, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an "emerging growth company" immediately. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        In addition, Section 107 of the Jumpstart Our Business Startups Act (the "JOBS Act") also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. An "emerging growth company" can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

If we fail to comply with the reporting requirements under the Exchange Act or maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act or if we do not remediate our material weaknesses in internal controls, it could result in late or non-compliant filings or inaccurate financial reporting and have a negative impact on the price of our common stock or our business.

        Effective internal controls are necessary for us to provide timely, reliable financial reporting and prevent fraud. Prior to becoming a public company, we were not required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting. As a public company, we will be required to report our financial results on the timeline and in the form prescribed by the Exchange Act and to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending September 30, 2014. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer an "emerging growth company," as described above. At such time that an attestation is required, our independent registered public accounting firm may issue a report that is adverse in the event that we have one or more material weaknesses. Our remediation efforts may not enable us to avoid material weaknesses in the future.

        The process of documenting and further developing our internal controls to become compliant with Section 404 will take a significant amount of time and effort to complete and will require significant attention of management. Completing implementation of new controls, documentation of our internal control system and financial processes, remediation of control deficiencies, and management testing of internal controls will require substantial effort by us. We may experience higher than anticipated operating expenses, as well as increased independent auditor and other fees and expenses during the implementation of these changes and thereafter.

        In preparation for this offering and for future compliance with Section 404 of the Sarbanes-Oxley Act, we concluded that a material weakness in internal control over financial reporting related to our control environment existed as of September 30, 2012 as described below.

        A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected and corrected on a timely basis.

  •
  We did not maintain a sufficient complement of personnel with the appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with our financial reporting requirements. Specifically, we did not maintain adequate qualified personnel with regard to certain significant complex transactions and technical accounting matters and we lacked adequate controls regarding training in the relevant accounting guidance, review and documentation of certain complex accounting transactions and review of related accounting disclosures such as the accounting for convertible debenture financing agreements, including any embedded features, business combinations and share-based compensation transactions in accordance with GAAP.

        This material weakness in our control environment contributed to the following individual material weaknesses in our internal control over financial reporting:

  •
  We did not maintain effective internal controls related to our accounting for convertible debentures to provide reasonable assurance that (a) the instruments were valued correctly and (b) all pertinent factors related to the convertible debentures, including the impact of conversion and redemption or other embedded or derivative features, were identified and considered for appropriate accounting in accordance with GAAP. Specifically, this material weakness resulted in material misstatements and audit adjustments of non-cash interest expense, convertible debenture and derivative liabilities and additional paid-in capital to the consolidated financial statements for the fiscal years ended September 30, 2010, 2011 and 2012.

  •
  We did not maintain effective internal controls related to the accounting for business acquisitions to provide reasonable assurance that (a) business combination accounting identified and considered all pertinent factors related to all classes of securities of the acquired entity, including any non-controlling interests and (b) there was appropriate review of the purchase price allocation entries recorded in the consolidated financial statements. Specifically, this material weakness resulted in material misstatements and audit adjustments to non-controlling interest and the related income (loss) attributable to our company and the non-controlling interest, additional paid-in capital, deferred revenue and revenue, goodwill, intangible assets and the related amortization expense to the consolidated financial statements for the fiscal year ended September 30, 2012.

        These material weaknesses could result in misstatements of the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

There is no prior public market for our common stock and therefore an active trading market for our common stock may not be established.

        Currently, there is no public trading market for our common stock. We expect that our common stock will be listed on                   under the symbol "TXTR." The initial public offering price per share will be determined by agreement among us and the representatives of the underwriters and may not be indicative of the market price of our common stock after our initial public offering. An active trading market for our common stock may not develop and continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price.

A total of                  shares, or        %, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on                   in the near future. The large number of shares eligible for public sale could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares outstanding as of September 30, 2012, we will have                   shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The holders of                  shares of outstanding common stock have agreed with us or the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Credit Suisse. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Markets
or %	Immediately after this offering.
or %
180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and us or the underwriters. However, the underwriters may waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided they comply with Rule 144.

        We intend to file a registration statement to register the approximately 1.7 million shares reserved for issuance under our Stock Incentive Plan. Upon the effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

        Sales of our common stock, as the restrictions described above end, may cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

        Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

  •
  a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

  •
  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

  •
  the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

  •
  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

  •
  the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

  •
  advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

        We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock. If you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will incur immediate and substantial dilution of $                  per share, based on an assumed initial public offering price of $                  per share. Further, investors purchasing common stock in this offering will contribute approximately        % of the total amount invested by stockholders since our inception, but will own only approximately         % of the shares of common stock outstanding.

        This dilution is due in large part to the fact that some of our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of warrants held by existing investors and options to purchase common stock and the issuance of restricted stock and restricted stock units to our employees under our equity incentive plan. In addition, we may utilize our common stock as consideration to fund future acquisitions, which could cause you to experience further dilution. See "Dilution."

If we issue additional securities to raise capital, it may have a dilutive effect on your investment.

        If we raise additional capital through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of us. Moreover, any new equity securities (other than common stock) we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

If securities analysts do not publish research or reports about our company and our industry, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

        The trading price for our common stock will be influenced by research or reports that industry or financial analysts publish about us and our business, our industry, or technology companies in general. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        We currently intend to use the net proceeds from this offering for financing our growth, working capital and other general corporate purposes. However, we have not determined the specific allocation of the proceeds among the various uses described in this prospectus. Our management will have broad discretion over the use and investment of the proceeds, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. See "Use of Proceeds."

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any gains on their investments for the foreseeable future.

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

        The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The fluctuations could cause you to lose part or all of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include, but are not limited to:

  •
  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

  •
  changes in market valuations of similar companies;

  •
  success of competitive products or services;

  •
  changes in our capital structure, such as future issuances of debt or equity securities;

  •
  announcements by us, our competitors or our clients of significant product releases, contracts, acquisitions, strategic alliances or capital commitments;

  •
  loss of one or more significant clients or strategic alliances;

  •
  changes in laws or regulations relating to our solutions;

  •
  litigation involving our company, our general industry or both;

  •
  changes in general economic, industry and market conditions, including events pertaining to the commercial construction industry;

  •
  investors' general perception of us; and

  •
  additions or departures of key employees.

        In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. As a result, you could lose all or part of your investment. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering.

If we fail to forecast the timing of our revenues or expenses accurately, our operating results could be materially lower than anticipated, which may cause our stock price to decline.

        We use a variety of factors in our forecasting and planning processes, including historical trends, recent client history, expectations of client buying decisions, client implementation schedules and plans, analyses by our sales and service teams, maintenance renewal rates, our assessment of economic or market conditions and many other factors. While these analyses may provide us with some guidance in business planning and expense management, these estimates are inherently imprecise and may not accurately predict our revenue or expenses in a particular quarter or over a longer period of time. A variation in any or all of these factors could cause us to inaccurately forecast our revenues or expenses and could result in expenditures without corresponding revenue. As a result, our operating results could be materially lower than anticipated in our quarterly or annual forecasts, preventing us from meeting or exceeding the expectations of research analysts or investors, which may cause our stock price to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. The words "believe," "may," "could," "estimate," "continue," "anticipate," "intend," "expect," "predict," "potential," "will" and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  trends in the global and domestic economy and the commercial construction industry;

  •
  our ability to effectively manage our growth;

  •
  our ability to develop the market for our solutions;

  •
  competition with our business;

  •
  our dependence on a limited number of client relationships for a significant portion of our revenues;

  •
  our dependence on a single software solution for a substantial portion of our revenues;

  •
  the length of the selling cycle to secure new enterprise relationships for CPM, which requires significant investment of resources;

  •
  our ability to cross-sell our solutions;

  •
  the continued growth of the market for on-demand software solutions;

  •
  our success in entering new markets and expanding our international business;

  •
  our ability to develop and bring to market new solutions in a timely manner; and

  •
  the availability of suitable acquisitions or partners and our ability to achieve expected benefits from such acquisitions or partnerships.

        In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

        All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

 INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and data regarding the market size of the construction industry, market position and market opportunity, is based on information from various sources, on assumptions that we have made that are based on those sources, and on our knowledge of the markets for our solutions. These sources include Global Construction Perspectives, Gartner, Inc., Engineering News-Record, the U.S. Census Bureau and the U.S. Department of Commerce. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe this information to be generally reliable, such information is inherently imprecise and we cannot give you any assurance that any of the projected data will be achieved. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

 USE OF PROCEEDS

        We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $            million, based on the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares from us in full, we estimate that our net proceeds will be approximately $                        .

        We currently intend to use the net proceeds from this offering for financing our growth, working capital, and other general corporate purposes, although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary companies, products or technologies. While we have no current agreements, commitments or understanding for any specific acquisitions at this time, we may use a portion of the net proceeds for these purposes. See "Risk Factors—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment."

        Each $1.00 increase (decrease) in the assumed offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Pending use of the proceeds as described above, we intend to invest the proceeds in short-term interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold as cash.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2012:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the following adjustments as if they had occurred on September 30, 2012:

  (1)
  the conversion of all outstanding shares of our convertible preferred stock into             shares of our common stock;

  (2)
  the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into 481,700 shares of our common stock;

  (3)
  the conversion of all of our outstanding convertible debentures and accrued interest thereon through September 30, 2012 into            shares of our common stock at a conversion price equal to the initial offering price based on an assumed initial offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus; and

  •
  on a pro forma as adjusted basis to give further effect to the issuance and sale by us of             shares of common stock in this offering based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Because the number of shares that will be issued upon conversion of the convertible debentures depends upon the actual initial public offering price per share in this offering and the closing date of this offering, the actual number of shares issuable upon such conversion may differ from the number of shares set forth above. You should read this table in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$4,174	$	$

Convertible debentures	$15,888
Loan payable to related party, including current portion	10,719
Redeemable Series A-1 preferred stock; $.001 par value: 1,441,186 shares authorized, 1,014,920 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	43,135
Deficit:
Series A-2 preferred stock; $.001 par value: 1,057,869 shares authorized, 804,978 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	1
Common stock; $.001 par value: 20,000,000 shares authorized, 4,495,827 shares issued and 4,284,937 shares outstanding, actual; shares issued and shares outstanding pro forma; shares issued and shares outstanding, pro forma as adjusted	4
Additional paid-in capital	95,394
Treasury stock at cost	(5,231)
Accumulated deficit	(141,252)

Total Textura Corporation shareholders' deficit	(51,084)
Non-controlling interest	9,682

Total deficit	(41,402)

Total capitalization	$28,340	$	$

(1)
If the underwriters' option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total shareholders' equity (deficit) and total capitalization would increase by approximately $            million, after deducting underwriting discounts and commissions, and we would have            shares of common stock issued and outstanding, pro forma as adjusted.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders' equity (deficit) and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of            shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders' equity (deficit) and total capitalization by approximately $            million, assuming that the assumed initial public offering price, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        The table above excludes the following shares:

  •
               shares of common stock issuable upon settlement of            restricted stock units outstanding as of September 30, 2012;

  •
               shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2012, with a weighted average exercise price of approximately $            per share;

  •
               shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2012, with a weighted average exercise price of approximately $            per share (including warrants to purchase preferred stock that upon the closing of this offering will become warrants to purchase common stock); and

  •
               shares of common stock reserved for future awards under our Stock Incentive Plan as of September 30, 2012.

 DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

        Our pro forma net tangible book value as of September 30, 2012 was $            million, or $            per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2012, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and convertible debentures into common stock and the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into common stock in connection with this offering on a pro forma basis.

        After giving effect to our sale in this offering of            shares of common stock at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been approximately $            million, or $            per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing shares in this offering.

        The following table illustrates this per share dilution.

Assumed initial offering price per share		$
Pro forma net tangible book value per share as of September 30, 2012	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) by approximately $             million, or approximately $            per share, and the dilution per share to new investors purchasing common stock in this offering by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of            million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value (deficit) by approximately $             million, or $            per share, and the dilution per share to new investors purchasing common stock in this offering would be $            per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of              million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value (deficit) by approximately $             million, or $             per share, and the dilution per share to new investors purchasing common stock in this offering would be $            per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $            per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $            per share.

        The following table summarizes, as of September 30, 2012, the differences between the number of shares of our common stock purchased from us, after giving effect to the conversion of our convertible preferred stock and convertible debentures into common stock and the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into common stock on a pro forma basis, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed initial public offering price of our common stock of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders			$		$
New investors

Total		100%	$	100%

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own            % and our new investors would own            % of the total number of shares of our common stock outstanding after this offering.

        The above table and discussions are based on the number of shares of our common stock outstanding as of September 30, 2012, and exclude the following shares:

  •
               shares of common stock issuable upon settlement of            restricted stock units outstanding as of September 30, 2012;

  •
               shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2012, with a weighted average exercise price of approximately $            per share;

  •
               shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2012, with a weighted average exercise price of approximately $            per share (including warrants to purchase preferred stock that upon the closing of this offering will become warrants to purchase common stock); and

  •
               shares of common stock reserved for future awards under our Stock Incentive Plan as of September 30, 2012.

        To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The consolidated statements of operations data for the years ended September 30, 2010, 2011 and 2012 and the consolidated balance sheet data as of September 30, 2011 and 2012 are derived from our consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Years Ended September 30,
	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues(1)	$6,020	$10,514	$21,681
Operating expenses:
Cost of services(2)	4,187	4,395	6,152
General and administrative	5,654	6,856	11,105
Sales and marketing	3,122	2,601	5,995
Technology and development	4,747	6,169	11,123
Depreciation and amortization	2,621	2,161	4,080

Total operating expenses	20,331	22,182	38,455

Loss from operations	(14,311)	(11,668)	(16,774)
Other expense, net	(1,612)	(7,260)	(2,019)

Loss before income taxes	(15,923)	(18,928)	(18,793)
Income tax provision (benefit)	—	—	—

Net loss	(15,923)	(18,928)	(18,793)
Less: Net loss attributable to non-controlling interest	—	—	(2,866)

Net loss attributable to Textura Corporation	(15,923)	(18,928)	(15,927)
Accretion (decretion) of redeemable Series A-1 preferred stock	(19,802)	11,486	3,373
Dividends on Series A-2 preferred stock	480	480	480
Undistributed earnings allocated to participating securities	1,506	—	—

Net income (loss) available to Textura Corporation common shareholders	$1,893	$(30,894)	$(19,780)

Net income (loss) available to Textura Corporation common shareholders, basic and diluted	$1,893	$(30,894)	$(19,780)
Net income (loss) per share available to Textura Corporation common shareholders:
Basic	$0.55	$(8.36)	$(4.63)
Diluted	$0.53	$(8.36)	$(4.63)
Weighted average number of common shares outstanding:
Basic	3,471	3,696	4,274
Diluted	3,583	3,696	4,274
Pro forma net loss per share available to Textura Corporation common shareholders, basic and diluted

Pro forma weighted average common shares outstanding, basic and diluted

	As of September 30,
	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$5,941	$4,174
Property and equipment, net	19,515	17,775
Goodwill and other intangibles	—	25,671
Total assets	27,305	51,099
Deferred revenue, current and long-term	5,279	14,166
Total debt, current and long-term(3)	13,183	26,607
Redeemable Series A-1 preferred stock	39,762	43,135
Total Textura Corporation shareholders' deficit	(36,422)	(51,084)

(1)
The acquisitions of GradeBeam and Submittal Exchange contributed $4.9 million of revenues for the year ended September 30, 2012.

(2)
Cost of services is exclusive of depreciation and amortization, which is shown separately below.

(3)
Total debt, representing the current and long-term portion, includes our loan payable to related party for the purchase of land and construction of our corporate headquarters and several issuances of convertible debentures. In 2011, two series of convertible debentures had triggering events, resulting in the conversion of $23.5 million of debt to 801,007 shares of our common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with the "Selected Consolidated Financial Data" and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus. Our fiscal years ended September 30, 2010, 2011 and 2012 are referred to herein as fiscal 2010, fiscal 2011 and fiscal 2012.

Overview

        We are a leading provider of on-demand business collaboration software to the commercial construction industry. Our solutions are focused on facilitating collaboration between owners/developers, general contractors and subcontractors. Our solutions increase efficiency, enable better risk management, and provide improved visibility and control of construction activities for our clients.

        Our solutions offer robust functionality, data sharing and exchange capabilities, and workflow tools that support several mission-critical business processes at various stages of the construction project lifecycle:

  •
  Construction Payment Management ("CPM") enables the generation, collection, review and routing of invoices and the necessary supporting documentation and legal documents, and initiation of payment of the invoices.

  •
  Submittal Exchange enables the collection, review and routing of project documents.

  •
  GradeBeam supports the process of obtaining construction bids, including identifying potential bidders, issuing invitations-to-bid and tracking bidding intent.

  •
  Pre-Qualification Management ("PQM") supports contractor risk assessment and qualification.

  •
  Greengrade facilitates the management of environmental certification.

        We derive substantially all of our revenue from fees related to the use by our clients of our on-demand software solutions. We classify our revenue into activity-driven revenue and organization-driven revenue:

  •
  Owners/developers, general contractors and subcontractors using our CPM, Submittal Exchange and Greengrade solutions pay us fees, which we refer to as activity-driven revenue. These fees include project and usage fees, which are dependent on the value of the construction project and contract, respectively, and are collected at the start of activity. In addition, owners/developers and general contractors typically pay us monthly fees, which are dependent on the value and total number of projects managed using our system. We typically invoice and collect these monthly fees in advance on a six-month basis.

  •
  Participants using our GradeBeam and PQM solutions pay us subscription fees, which we refer to as organization-driven revenue. These fees are dependent on a number of characteristics of the organization, which may include size, complexity, type or number of users, and are typically generated on a subscription basis. We typically invoice and collect these subscription fees in advance on a twelve-month basis.

        Both our activity-driven revenue and organization-driven revenue have historically been recurring with high visibility. Activity-driven revenue has manifested these characteristics because projects being managed on our solutions have exhibited a predictable pattern of fee generation over their duration; our large portfolio of clients has resulted in a predictable number of projects on our system; and we have experienced very high client retention. Our organization-driven revenue has exhibited these characteristics because clients pay subscription fees and we have experienced high client retention.

Clients typically pay us fees upfront or in advance of solution usage, which results in favorable cash flow characteristics and, in combination with our revenue recognition policies, has historically added additional predictability and stability to our reported revenue.

        Our company was formed in 2004 and initially focused on developing CPM, our solution for facilitating the invoicing process on commercial construction projects. We launched CPM commercially in mid-2006. Since that time, we have experienced rapid growth and increasing acceptance of CPM in the marketplace and we have continued to invest significantly in order to broaden its applicability and functional capabilities. In October 2009, we introduced PQM, our solution that supports the collection of data to undertake effective contractor risk assessment and qualification. In October 2011 and November 2011, we further expanded our suite of solutions via the acquisitions of GradeBeam and Submittal Exchange. These acquisitions added complementary on-demand software solutions focused on the processes of soliciting bids for potential construction work and collecting, reviewing and routing project documents among project participants, respectively.

        Since our founding, our strategy has been to devote considerable resources to the development and enhancement of our solutions. We believe this has resulted in a robust suite of solutions, well positioned for the migration of services to an on-demand environment in the construction industry. While we believe the adoption of technology solutions generally, and on-demand software solutions in particular, in the construction industry is gaining traction, it remains at a relatively early stage. In addition, there is a low level of penetration of our collaboration solutions in our existing client base and current target markets. We believe this presents us with a significant opportunity to grow our business through sales of our solutions. We believe our existing and potential clients are increasingly looking to technology to achieve operational and financial efficiencies, better manage risk and improve visibility into and control of their business processes. As part of our strategy to expand our suite of business collaboration solutions for the construction industry, and to expand our market reach, we intend to continue to allocate increasing resources to our technology and development efforts and to expanding our sales and support capabilities.

        We market and sell our solutions to our clients through a number of different sales channels, tailored to reflect the solution and the clients we are selling to. We generally seek to establish an enterprise relationship with owners/developers and general contractors for their use of our solutions, particularly in the case of our CPM, PQM and GradeBeam offerings. We have found that this requires an in-person, relationship-driven, consultative approach with a high degree of solution and domain expertise on the part of our employees. Certain of our other solutions in contrast are well suited to be used on a single project and do not require enterprise-wide deployment. Our Submittal Exchange and Greengrade solutions in particular are primarily sold on a project-by-project basis though largely to existing customers with a high level of repeat business. In addition, our sales of GradeBeam and PQM to the subcontractor community are generally transactional and reflect the lower cost and complexity of these solutions. To address these markets we operate a direct sales group that markets to, contacts and supports prospective clients remotely, primarily using email, webinars, telephone and other appropriate methods.

        Our revenue growth has been driven by an increase in the number of construction projects being managed on our solutions, the reported construction value of such projects, and the number of organizations using our solutions. In addition, the acquisitions of GradeBeam and Submittal Exchange contributed to our revenue growth in fiscal 2012.

        We are focused on growing our business by pursuing the significant market opportunity for on-demand software collaboration solutions in the construction industry. We plan to grow our revenue by adding new clients and helping our existing clients increase the number of projects and volume of construction activity managed on our solutions. We also plan to expand our client base to include geographic regions and client segments beyond those which we currently serve, including small- and medium-sized businesses.

Key Business Metrics

        In addition to traditional financial measures, we regularly review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands, except where otherwise indicated)
Activity-driven revenue	$5,705	$9,875	$19,064
Organization-driven revenue	315	639	2,617

Total revenue	$6,020	$10,514	$21,681

Activity-driven revenue:
Projects added	1,898	2,475	4,255
Client-reported construction value added (billions)	$18.3	$19.2	$33.2
Active projects during period	2,988	4,024	6,418
Organization-driven revenue:
Number of organizations	151	646	5,237
Adjusted EBITDA	$(9,565)	$(8,031)	$(9,346)
Deferred revenue balance as of September 30	$2,396	$5,279	$14,166

  Activity-driven revenue

        Number of projects added.    This metric represents the total number of construction projects added by our clients to our CPM, Submittal Exchange and Greengrade solutions during the reporting period. Each project on our system is created by the client and represents a unit of work they have elected to manage on our system as a single project. As a result, an individual development, structure or remodeling program may result in the creation of multiple projects on our system. A project added to our system does not necessarily become active immediately. We use the number of projects added to our solutions during a reporting period to measure the success of our strategy of further penetrating the construction market with these solutions. Also, activity-driven revenue is dependent in part on the number of projects using our solutions.

        Client-reported construction value added.    This metric represents the total client-entered dollar value of construction projects added by our clients to our CPM, Submittal Exchange and Greengrade solutions during the reporting period. We use client-reported construction value added to measure the success of our strategy of increasing the volume of construction activity managed with these solutions. In addition, we use this metric in conjunction with projects added to monitor average project size. Also, activity-driven revenue is dependent in part on project size.

        Active projects during period.    This metric represents the number of construction projects that have been active during the reporting period on our CPM, Submittal Exchange and Greengrade solutions. Especially with our CPM solution, clients may elect to add a new project on our system before their project activity begins. Accordingly, there may be an interval between when a project is included as a new project added and when we would consider it an active project. We use active projects during period to evaluate our penetration of the construction market with these solutions, to monitor growth from period to period. Also, activity-driven revenue is dependent in part on the number of active projects on our solutions.

        We derive the metrics above from a number of sources, including information entered into our solutions by our clients, our historical data and analysis of the actions of our clients on our solutions. Clients may adjust or update previously-entered information periodically. In particular, client-reported construction value may be updated during the lifetime of the project. Since these metrics are based on information available at the time they are prepared, metrics may reflect updates from those previously reported for prior periods.

  Organization-driven revenue

        Number of organizations.    This metric represents the number of organizations that are active subscribers on our GradeBeam and PQM solutions as of the end of the reporting period. These clients pay an upfront fee for a fixed period of access. We use the number of organizations active at the end of a reporting period to measure the success of our strategy of further penetrating the construction market with these solutions. Also, our organization-driven revenue is dependent in part on the number of organizations using our solutions.

  Additional metrics

        Adjusted EBITDA.    We define this metric as loss before interest, taxes, depreciation and amortization, share-based compensation expense and acquisition-related expense. We believe that the use of Adjusted EBITDA as an additional operating performance metric is useful because it provides greater consistency for period to period comparisons of our business operations. Adjusted EBITDA is not determined in accordance with GAAP, and should not be considered as a substitute for or superior to financial measures determined in accordance with GAAP. For further discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, refer to the table below and footnote 2 to "Prospectus Summary-Summary Consolidated Financial Data."

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Net loss	$(15,923)	$(18,928)	$(18,793)
Net interest expense	1,612	7,260	2,200
Income tax provision (benefit)	—	—	—
Depreciation and amortization	2,621	2,161	4,080

EBITDA	(11,690)	(9,507)	(12,513)
Share-based compensation expense	2,125	1,468	2,676
Acquisition-related expense	—	8	491

Adjusted EBITDA	$(9,565)	$(8,031)	$(9,346)

        Deferred revenue balance.    Our deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue as of the end of a reporting period. Our deferred revenue balance consists of activity-driven and organization-driven revenue that is recognized ratably over the estimated life of a project or contractual service period. We monitor our deferred revenue balance because it represents a significant portion of revenue to be recognized in future periods.

Key Components of Consolidated Statements of Operations

  Revenue

        We classify our revenue into activity-driven revenue and organization-driven revenue.

        Activity-driven revenue.    Activity-driven revenue is generated as a direct result of project activity on our CPM, Submittal Exchange and Greengrade solutions. Such revenue includes project fees and monthly fees, paid by the owner/developer, general contractor or architect; and usage fees, paid by subcontractors. For each project added to our CPM, Submittal Exchange and Greengrade solutions, we generate project fees that are based on the construction dollar value of the project. In addition, for each project that is active on our CPM solution, we generate monthly fees that are based on the construction dollar value of a project and the total number of active projects on our system for the client. Subcontractors pay us a usage fee for each contract managed using our CPM solution, which is based on the value of the contract.

        We collect project fees and usage fees in advance, when a project becomes active and a contract is accepted by the subcontractor, respectively. We invoice our clients for monthly fees in advance in six-month intervals. We recognize project fees and usage fees ratably over the average estimated life of the project and contract, respectively, and recognize monthly fees in each period during which the project is active on our system.

        Organization-driven revenue.    Organization-driven revenue is generated when clients subscribe to our GradeBeam and PQM solutions. These fees are dependent on a number of characteristics of the organization, which may include size, complexity, type, or number of users. We invoice these fees in advance and they are recognized ratably over the applicable service period.

  Operating Expenses

        Cost of Services.    Cost of services represents costs related to hosting our solutions, licensing fees, client implementation and ongoing support. In the case of CPM, cost of service includes all activities performed by our client services group. These costs consist primarily of personnel-related expenses, including salaries, benefits, bonuses and share-based compensation. Cost of services is exclusive of depreciation and amortization which is presented as a separate line item.

        General and Administrative.    Our general and administrative expenses consist of costs of our finance, legal, business development and administration functions. These expenses consist primarily of personnel-related expenses, including salaries, benefits, bonuses and share-based compensation; legal, accounting and consulting third-party professional fees; insurance premiums; and facilities expenses.

        Sales and Marketing.    Sales and marketing expenses consist primarily of personnel-related expenses for sales and marketing staff, including salaries, commissions, benefits, bonuses and share-based compensation. Sales and marketing expenses also include costs of lead generation activities, marketing and other promotional events, product marketing and other brand-building activities.

        Technology and Development.    Technology and development expenses represent costs to support our solutions, including ongoing maintenance and feature development. These costs consist primarily of personnel-related expenses, including salaries, benefits, bonuses and share-based compensation; the cost of certain third-party contractors; and software and license costs.

        Depreciation and Amortization.    Depreciation and amortization expenses consist primarily of depreciation of fixed assets; amortization of internally-developed software; and amortization of intangible assets. The amounts are amortized on a straight line basis over the anticipated useful life of the related asset.

        Other Expense, Net.    Other expense, net consists primarily of interest expense incurred on our loan payable to related party for our headquarters and interest expense on convertible debentures. The interest expense on convertible debentures consists primarily of the stated interest (payable in kind); amortization of discounts resulting from detachable warrants; amortization of discounts resulting from beneficial conversion features and fair value of embedded derivatives, if applicable; and recognition of unamortized discounts upon conversion of debentures containing beneficial conversion features.

        Impact of this offering on operating expenses.    As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements.

        In addition, we have granted restricted stock units ("RSUs") to eligible employees and directors under our Stock Incentive Plan. The RSUs were awarded with a contingency that they would not become payable in cash or shares of common stock unless there was a change in control of our company or our company completed an initial public offering. As neither a change in control nor initial public offering was determined to be probable, we have not recognized any share-based compensation expense for these awards. Upon completion of this offering, the contingency will be met and a one-time

charge of $            will be recorded as share-based compensation expense for those RSUs that become payable upon completion of an initial public offering.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. In some instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Our management evaluates its estimates and assumptions on an ongoing basis.

        We believe that there are several accounting policies that are critical to understanding our business and prospects for future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management's judgment and estimates. These significant policies and our procedures related to these policies are described in detail below. For further information on all of our significant accounting policies, please see Note 2 of the accompanying notes to our consolidated financial statements included elsewhere in this prospectus.

  Revenue Recognition

        We classify our revenue into activity-driven revenues and organization-driven revenues.

        Activity-driven revenue.    Activity-driven revenue is generated as a direct result of project activity on our CPM, Submittal Exchange and Greengrade solutions. Such revenue includes project fees and monthly fees, paid by the owner/developer, general contractor or architect; and usage fees, paid by subcontractors. We recognize activity-driven revenue when there is evidence that project or contracting activity has occurred on our system, the fee is fixed and determinable, delivery of our services has occurred and collection of payment from the project participant is reasonably assured. We recognize project fees and usage fees ratably over the average estimated life of the project and contract, respectively, and recognize monthly fees in each period during which the project is active on our system. The average estimated life of the project and contract is estimated by management based on periodic review and analysis of historical data. The applicable estimated life is based on the project or contract value falling within certain predetermined ranges, as well as the solution on which the project is being managed. We perform periodic reviews of actual project and contract data and revise our estimates as necessary. The estimated life of the projects on our solutions historically has ranged from 5 to 29 months, and depends on the construction value of the project and the solution being utilized. The estimated life of the contracts on our CPM solution historically has ranged from 5 to 11 months, and depends on the value of the contract.

        Organization-driven revenue.    Organization-driven revenue is generated when clients subscribe to our GradeBeam and PQM solutions. We recognize organization-driven revenue when there is evidence of a subscription arrangement on our system, the fee is fixed and determinable, delivery of our services has occurred, and collection of payment from the organization is reasonably assured. These fees are recognized ratably over the applicable service period, ranging from 12 to 24 months.

  Share-Based Compensation

        We account for stock options granted to employees and directors by recording compensation expense based on the award's fair value, estimated on the date of grant using the Black-Scholes option-pricing model. Share-based compensation expense is recognized on a straight-line basis over the requisite service period of the award, which generally equals the vesting period.

        Determining the fair value of stock options under the Black-Scholes option-pricing model requires judgment, including estimating the fair value per share of our common stock as a private company, volatility, expected term of the awards, dividend yield and the risk-free interest rate. The assumptions used in calculating the fair value of stock options represent our best estimates, based on management's judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, share-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

        We developed our assumptions as follows:

  •
  Fair value of common stock.  Because our common stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in "Valuation of Common Stock" below.

  •
  Volatility.  The expected price volatility for our common stock was estimated by taking the median historic price volatility for industry peers based on daily prices over a period equivalent to the expected term of the stock option grants.

  •
  Expected term.  The expected term was estimated to be the mid-point between the vesting date and the expiration date of the award. We believe use of this approach is appropriate as we have no prior history of option exercises upon which to base an expected term.

  •
  Risk-free interest rate.  The risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options.

  •
  Dividend yield.  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

        We estimate potential forfeitures of stock options and adjust share-based compensation expense accordingly. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ from the prior estimates. We estimate forfeitures based upon our historical experience, and, at each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

        Refer to Note 13 to our consolidated financial statements included elsewhere in this prospectus for the grant date fair value per option, assumptions used in calculating the grant date fair value and other information relating to option activity during the years ended September 30, 2010, 2011 and 2012. The following table summarizes the number of options granted and the fair value of our common stock at each grant date for grants since October 1, 2011:

Grant Date	Options Granted	Exercise Price per Option	Fair Value per Share
October 2011	30,000	$30.00	$25.91
November 2011	62,500	$30.00	$26.05
January 2012	242,243	$26.05	$26.05
August 2012	20,000	$26.05	$26.05
September 2012	10,000	$26.05	$26.05
October 2012	5,000	$27.84	$27.84

        We also grant RSUs to eligible employees and directors. The stated vesting of these grants generally range from immediate to three years and only become payable in cash or shares of company stock, at our option, upon either a change in control of our company, as defined in the RSU award agreements, or an initial public offering of our stock. As neither event has previously been probable, we have not recognized any share-based compensation expense related to the RSU awards.

        Refer to Note 13 to our consolidated financial statements included elsewhere in this prospectus for information relating to RSU activity during the years ended September 30, 2010, 2011 and 2012. The following table summarizes the number of RSUs granted and the fair value of our common stock at each grant date for grants since October 1, 2011:

Grant Date	RSUs Granted	Fair Value per Share
November 2011	24,800	$26.05
January 2012	112,868	$26.05
August 2012	5,000	$26.05

  Valuation of Common Stock

        Given the absence of an active market for our common stock, our board of directors is required to estimate the fair value of our common stock at the date of each grant of share-based awards. The board of directors considered relevant objective and subjective factors it deemed important in each valuation, exercising significant judgment and reflecting the board of directors' best estimates at the time. These factors included:

  •
  our current and historical operating performance;

  •
  our expected future operating performance;

  •
  our financial condition at the grant date;

  •
  any recent privately negotiated sales of our securities to independent third parties;

  •
  input from management;

  •
  the lack of marketability of our common stock; and

  •
  the likelihood of achieving different liquidity events or remaining a private company.

        Valuation Methodologies Used in Determining Fair Value.    The board of directors considered contemporaneous valuations in arriving at the estimated fair value of our common stock. Using the Probability Weighted Expected Result Method ("PWERM") methodology, the value of our common stock is estimated based upon analysis of our company assuming various future outcomes, including an initial public offering at various dates, a sale of our company, as well as the continuation of our company as a private enterprise. Fair value per common share is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred stock, common stock, convertible debentures, options and warrants.

        October 2011.    Our board of directors granted options to purchase 30,000 shares of common stock with an exercise price per share of $30.00 in October 2011. The fair value of our common stock as of September 2011 was determined by our board to be $25.91.

        The primary valuation considerations were:

  •
  Total equity value of $214.8 million, which was determined based on the income approach using the PWERM method.

  •
  A discount rate of 22%, our cost of equity.

  •
  Liquidity event scenario probabilities of 25% for an early initial public offering date in November 2012 including successful completion of two pending acquisitions as of the valuation date, 30% for a late initial public offering taking place in March 2013 including successful completion of two pending acquisitions as of the valuation date, 20% for an initial public offering date in March 2014 excluding any pending acquisitions, 15% for a sale or merger and 10% for a continuation of our company as a private enterprise.

  •
  The status of two acquisitions that were in negotiations as of September 2011 and the impact that these acquisitions would have on our revenue growth rates and operating results if successfully completed.

  •
  The improvement in our operating performance during fiscal 2011.

        November 2011.    Our board of directors granted options to purchase 62,500 shares of common stock with an exercise price per share of $30.00 in November 2011. The fair value of our common stock as of November 2011 was determined by our board to be $26.05, an increase of 0.5% from $25.91.

        The primary valuation considerations were:

  •
  Total equity value of $229.3 million, which was determined based on the income approach using the PWERM method.

  •
  A discount rate of 26%, our cost of equity.

  •
  Liquidity event scenario probabilities of 25% for an early initial public offering date in September 2012, 50% for a late initial public offering taking place in March 2013, 15% for a sale or merger and 10% for a continuation of our company as a private enterprise.

  •
  The completion of two acquisitions in October and November 2011, and the impact that these acquisitions were forecasted to have on our revenue growth rates and operating results if successfully integrated.

        January, August and September 2012.    Our board of directors granted options to purchase 242,243 shares of common stock with an exercise price per share of $26.05 in January 2012, 20,000 shares of common stock with an exercise price per share of $26.05 in August 2012 and 10,000 shares of common stock with an exercise price per share of $26.05 in September 2012, all based on the most recent estimated fair value of our common stock available. No significant events occurred that caused our board of directors and management to believe that the estimated fair value of common stock had changed since November 2011.

        October 2012.    Our board of directors granted options to purchase 5,000 shares of common stock with an exercise price per share of $27.84 in October 2012. The fair value of our common stock at that time was determined by our board to be $27.84, an increase of 6.9% from $26.05.

        The primary valuation considerations were:

  •
  Total equity value of $250.8 million, which was determined based on the income approach using the PWERM method.

  •
  A discount rate of 24%, our cost of equity.

  •
  Liquidity event scenario probabilities of 30% for an early initial public offering date in May 2013, 50% for a late initial public offering taking place in September 2013, 15% for a sale or merger and 5% for a continuation of our company as a private enterprise.

  •
  The results of our fiscal 2012 operations.

  Accretion of Redemption Premium.

        Our redeemable Series A-1 preferred stock is redeemable at the election of the majority of the preferred stock holders beginning in October 2014. To the extent that redemption is requested, the holders will receive the greater of the fair value of the preferred stock at the time of redemption plus cumulative unpaid dividends, regardless if declared or undeclared, or the original issuance price plus cumulative unpaid dividends. We accrete the carrying value of the redeemable Series A-1 preferred stock to the redemption value each reporting period through a decrease or increase to additional paid-in capital. Upon completion of this offering, the redeemable preferred shares will automatically convert to common shares at a fixed conversion rate of 1:1.42 and we will not record any further accretion. Our board of directors determines the fair value of our redeemable Series A-1 preferred stock concurrent with and considering the same factors as the determination of our common stock as described above.

  Accounting for Convertible Debentures

        We issued convertible debentures with detachable warrants to purchase common stock on various dates throughout fiscal 2010, 2011 and 2012. We evaluate features of the convertible debentures to determine whether embedded derivatives must be bifurcated and accounted for separately. Separately-accounted-for derivative financial instruments are recorded at fair value as of the issuance date of the convertible debentures, as a debt discount, and remeasured to fair value as of each subsequent balance sheet date. We determine the fair value of derivative financial instruments using the binomial lattice pricing model. We determine the fair value of the debt using a discounted cash flow analysis based on the stated interest rate of the debt and scheduled principal payments, applying our incremental borrowing rate as the discount factor, and the fair value of the detachable warrants using the Black-Scholes model. The assumptions we use in the binomial model and the Black-Scholes model are the fair value of our common stock, as described above, an expected term equal to the contractual term of the derivative or warrant, volatility based on industry peer data as well as assumptions we expect market participants would make in pricing the warrant, risk-free interest rate corresponding to the contractual term, and a dividend yield of zero. Proceeds remaining after recording any derivative financial instruments were allocated to the convertible debentures and the detachable warrants based on their relative fair values at the time of issuance. The debt discount is amortized to interest expense from the issuance date through the various maturity dates of the convertible debentures.

        We calculate the amount of any beneficial conversion feature as the difference between the fair value of common stock at the issuance date and the accounting conversion price, multiplied by the number of common shares the investor can receive under the terms of the agreement. The beneficial conversion feature is recorded as a reduction to the convertible debenture's net carrying value and is amortized over the period from the date of issuance to the maturity date of the convertible debenture.

        Upon conversion, the unamortized debt discount for debentures that include a beneficial conversion feature is recorded as interest expense, and the unamortized debt discount for debentures that do not include a beneficial conversion feature is recorded in equity.

  Goodwill

        We test goodwill for impairment separately on an annual basis in the fourth quarter or whenever events and circumstances indicate that goodwill may be impaired. We test goodwill for impairment at a single reporting unit level and we have not reported any goodwill impairments to date.

        We evaluated both qualitative and quantitative characteristics in determining our reporting units. Based on this evaluation, we determined that we have one reporting unit. Each of the components within this reporting unit was determined to have similar economic characteristics and therefore should be aggregated. We reached this conclusion because the components utilize a common distribution platform that enables sharing of resources and development across our solutions, provide for the expansion of our suite of solutions to various stages of the construction process lifecycle to a similar customer base and, in the long-term, are expected to have comparable earnings before tax and interest percentages. We also believe that goodwill is recoverable from the overall operations given the economies of scale and leveraging capabilities of the various components.

        The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis. To determine estimated fair value of our reporting unit, we used the income approach, under which fair value was calculated based on estimated discounted future cash flows. The income approach was determined to be the most representative valuation technique that would be utilized by a market participant in an assumed transaction. Significant assumptions are based on historical and forecasted results of operations, and consider estimates of cash flows consistent with the plans and estimates used to manage the business, including significant assumptions as to revenue growth, operating costs and expenses and operating cash flows, as well as various assumptions for attrition, weighted average cost of capital and terminal growth.

        If management's estimates of future operating results change, if there are changes in identified reporting units or if there are changes to other significant assumptions, the estimated carrying values of such reporting units and the estimated fair value of goodwill could change significantly, and could result in an impairment charge.

  Intangible Assets

        Intangible assets consist of acquired developed product technologies, acquired client relationships, non-competition agreements and trade names. We record intangible assets at fair value and amortize them over their estimated useful lives. We estimate the useful lives of acquired developed product technologies, existing client relationships and trade names based on factors that include the planned use of and the expected pattern of future cash flows to be derived from each of them. The useful lives of non-competition agreements are equal to their contractual lives. We include amortization of intangible assets in depreciation and amortization expenses in our consolidated statement of operations.

        We assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Examples of such events or circumstances include, but are not limited to, significant underperformance relative to historical or projected future results, significant negative changes in the manner of use of the acquired assets in our business or material negative changes in relationships with significant customers. An impairment loss would be recognized when the sum of the undiscounted estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Cash flow assumptions are based on historical and forecasted revenue, operating costs and other relevant factors. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition. We have not recorded any impairment charges to date.

        During fiscal 2012, the actual operating results for GradeBeam met assumptions management used to determine the purchase price of the acquisition, but underperformed compared to GradeBeam's revenue forecast at the time of acquisition. In preparing projected future results and analysis of recent actual results, we believe a triggering event had occurred requiring an impairment analysis. The impairment analysis of GradeBeam's developed technology and customer relationship carrying values during the fourth quarter of 2012 indicated there was no impairment.

Recent Accounting Pronouncements

        In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment ("ASU 2011-08"), to simplify how entities test goodwill for impairment. ASU 2011-08 allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a greater than 50% likelihood exists that the fair value is less than the carrying amount then a two-step goodwill impairment test as described in Topic 350 must be performed. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 but are eligible for early adoption. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.

        In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income ("ASU 2011-05"). ASU 2011-05 requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No 2011-05 ("ASU 2011-12"). The amendments in ASU 2011-12 defer certain changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of ASU 2011-05 and ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 but is eligible for early adoption. We currently are evaluating the effect of the presentation options of ASU 2011-05 and ASU 2011-12 on our financial statement presentation of comprehensive income; however based on the historical amounts recorded under other comprehensive income, we do not expect this standard will have a material impact on our consolidated financial statements.

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. The amendments are effective for us in fiscal 2013. We do not believe adoption of this guidance will have a significant impact on our consolidated financial statements.

Results of Operations

        The following tables set forth our results of operations for the periods presented and as a percentage of our revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands)
Revenues	$6,020	$10,514	$21,681
Operating expenses:
Cost of services	4,187	4,395	6,152
General and administrative	5,654	6,856	11,105
Sales and marketing	3,122	2,601	5,995
Technology and development	4,747	6,169	11,123
Depreciation and amortization	2,621	2,161	4,080

Total operating expenses	20,331	22,182	38,455

Loss from operations	(14,311)	(11,668)	(16,774)
Other expense, net	(1,612)	(7,260)	(2,019)

Loss before income taxes	(15,923)	(18,928)	(18,793)
Income tax provision (benefit)	—	—	—

Net loss	(15,923)	(18,928)	(18,793)
Less: Net loss attributable to non-controlling interest	—	—	(2,866)

Net loss attributable to Textura Corporation	(15,923)	(18,928)	(15,927)
Accretion (decretion) of redeemable Series A-1 preferred stock	(19,802)	11,486	3,373
Dividends on Series A-2 preferred stock	480	480	480
Undistributed earnings allocated to participating securities	1,506	—	—

Net income (loss) available to Textura Corporation common shareholders	$1,893	$(30,894)	$(19,780)

	Years Ended September 30,
	2010	2011	2012
Revenues	100.0%	100.0%	100.0%
Operating expenses:
Cost of services	69.6%	41.8%	28.4%
General and administrative	93.9%	65.2%	51.2%
Sales and marketing	51.9%	24.7%	27.7%
Technology and development	78.9%	58.7%	51.3%
Depreciation and amortization	43.5%	20.6%	18.8%

Total operating expenses	337.7%	211.0%	177.4%

Loss from operations	(237.7)%	(111.0)%	(77.4)%
Other expense, net	(26.8)%	(69.1)%	(9.3)%

Loss before taxes	(264.5)%	(180.0)%	(86.7)%
Income tax provision (benefit)	—	—	—

Net loss	(264.5)%	(180.0)%	(86.7)%
Less: Net loss attributable to non-controlling interest	—	—	(13.2)%

Net loss attributable to Textura Corporation	(264.5)%	(180.0)%	(73.5)%
Accretion (decretion) of redeemable Series A-1 preferred stock	(328.9)%	109.2%	15.6%
Dividends on Series A-2 preferred stock	8.0%	4.6%	2.2%
Undistributed earnings allocated to participating securities	25.0%	—	—

Net income (loss) available to Textura Corporation common shareholders	31.4%	(293.8)%	(91.2)%

Years ended September 30, 2010, 2011 and 2012

  Revenue

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands, except where otherwise indicated)
Activity-driven revenue	$5,705	$9,875	$19,064
Organization-driven revenue	315	639	2,617

Total revenue	$6,020	$10,514	$21,681

Activity-driven revenue:
Projects added	1,898	2,475	4,255
Client-reported construction value added (billions)	$18.3	$19.2	$33.2
Active projects during period	2,988	4,024	6,418
Organization-driven revenue:
Number of organizations	151	646	5,237

        Activity-driven revenue.    Activity-driven revenue increased $9.2 million, or 93.1%, in fiscal 2012 as compared to fiscal 2011, primarily due to an increase of 71.9% in projects added and an increase of 72.9% in client-reported construction value added. Our acquisition of Submittal Exchange in November 2011 generated $2.8 million of revenue in fiscal 2012. The remainder of the increase was the result of recently added clients adding their projects to our solutions and our success in adding new clients and the continued benefit from a change in pricing structure for our subcontractor clients that took effect during fiscal 2011.

        Activity-driven revenue increased $4.2 million, or 73.1%, in fiscal 2011, as compared to fiscal 2010. This increase was due to a number of factors, including a change in our pricing structure for our subcontractor clients that took effect during fiscal 2011, an increase of 30.4% in projects added and an increase of 4.9% in client-reported construction value added. Growth in projects added and client-reported construction value added was unfavorably impacted during the year by our decision to modify our sales approach. Management reviewed prior sales activity and determined that sales being part of our client services group and executive team responsibilities would be more effective than a direct sales approach. This change in organizational responsibilities and headcount, however, resulted in a temporary reduction in sales activity.

        Organization-driven revenue.    Organization-driven revenue increased $2.0 million, or 309.3%, in fiscal 2012 as compared to fiscal 2011, primarily due to the acquisition of GradeBeam in October 2011, which added $2.1 million of revenue in fiscal 2012.

        Organization-driven revenue increased $0.3 million, or 103%, in fiscal 2011 as compared to fiscal 2010, primarily due to increased adoption of our PQM solution that was launched in October 2009.

  Cost of services

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands)
Cost of services	$4,187	$4,395	$6,152
Cost of services as a percent of revenue	69.6%	41.8%	28.4%

        Cost of services increased $1.8 million, or 40.0%, from fiscal 2011 to fiscal 2012. The increase was primarily attributable to $1.0 million in increased personnel and related expense due to the addition of employees through the acquisitions of GradeBeam and Submittal Exchange and subsequent hiring and $0.5 million of increased hosting and licensing expenses to support the technology acquired in these acquisitions.

        Cost of services increased $0.2 million, or 5.0%, from fiscal 2010 to fiscal 2011. In April 2010, we streamlined our client services group, which led to a decrease of $0.7 million in employee-related costs from fiscal 2010 to fiscal 2011. This decrease was offset by $1.0 million in accrued bonuses for fiscal 2011.

  General and administrative

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands)
General and administrative	$5,654	$6,856	$11,105
Percent of revenue	93.9%	65.2%	51.2%

        General and administrative expenses increased $4.2 million, or 62.0%, from fiscal 2011 to fiscal 2012. The increase was primarily attributable to $0.5 million in personnel-related expenses, $0.8 million in professional services fees, and $0.6 million in share-based compensation expense. The acquisitions of Submittal Exchange and GradeBeam resulted in $1.7 million in additional general and administrative expenses post-acquisition, including $0.8 million for employee-related costs, $0.6 million for occupancy and general office expenses, $0.1 million in professional service fees, and $0.1 million in travel expenses.

        General and administrative expenses increased $1.2 million, or 21.3%, from fiscal 2010 to fiscal 2011, attributable to increased employee-related costs from greater headcount and accrued bonuses.

  Sales and marketing

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands)
Sales and marketing	$3,122	$2,601	$5,995
Percent of revenue	51.9%	24.7%	27.7%

        Sales and marketing expenses increased $3.4 million, or 130.5%, from fiscal 2011 to fiscal 2012. The increase was primarily attributable to the acquisitions of GradeBeam and Submittal Exchange, including $2.9 million in increased personnel-related expense due to the addition of employees through these acquisitions and subsequent hiring, and $0.3 million in increased marketing and promotional expenses. Both GradeBeam and Submittal Exchange have a higher sales and marketing cost as a percentage of revenue than our other solutions. This increase in sales and marketing expense in fiscal 2012 was partially offset by reduced sales headcount resulting from our decision during the year to change our sales approach for certain of our solutions to an enterprise relationship focus performed by our client services group and executive team.

        Sales and marketing expenses decreased $0.5 million, or 16.7%, from fiscal 2010 to fiscal 2011, primarily due to reduced share-based compensation costs and recruiting fees, as a result of the decision to streamline our direct sales group.

  Technology and development

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands)
Technology and development	$4,747	$6,169	$11,123
Percent of revenue	78.9%	58.7%	51.3%

        Technology and development expenses increased $5.0 million, or 80.3%, from fiscal 2011 to fiscal 2012. The increase was primarily attributable to increased employee-related expenses as we added headcount and utilized third-party contractors to enhance the functionality of our suite of solutions. The acquisitions of Submittal Exchange and GradeBeam also contributed to the increase in expenses and headcount. Headcount increased by 112% in fiscal 2012 over the prior year.

        Technology and development expenses increased $1.4 million, or 30.0%, from fiscal 2010 to fiscal 2011. The increase was primarily attributable to increased employee-related expenses as we added headcount and utilized third-party contractors to enhance the functionality of our suite of solutions.

  Depreciation and amortization

	Years Ended September 30,
	2010	2011	2012
	(dollars in thousands)
Depreciation and amortization	$2,621	$2,161	$4,080
Percent of revenue	43.5%	20.6%	18.8%

        Depreciation and amortization expenses increased $1.9 million, or 88.8%, from fiscal 2011 to fiscal 2012. The increase was principally attributable to amortization of intangible assets acquired through the acquisitions of GradeBeam and Submittal Exchange in fiscal 2012.

        Depreciation and amortization expenses decreased $0.5 million, or 17.6%, from fiscal 2010 to fiscal 2011. The decrease was primarily attributable to a reduction in depreciation expense as various assets were fully depreciated in fiscal 2010.

  Other expense, net

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Other expense, net	$(1,612)	$(7,260)	$(2,019)

        Other expense, net decreased $5.2 million, or 72.2%, from fiscal 2011 to fiscal 2012. The decrease was principally attributable to the $4.6 million of interest expense in fiscal 2011 recognized upon conversion of convertible debentures. There were no convertible debentures converted in fiscal 2012.

        Other expense, net increased $5.6 million, or 350.4%, from fiscal 2010 to fiscal 2011. The increase was attributable to $4.6 million of interest expense in fiscal 2011 recognized upon conversion of convertible debentures. There were no convertible debentures converted in fiscal 2010.

  Additional metrics

  Adjusted EBITDA

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Adjusted EBITDA	$(9,565)	$(8,031)	$(9,346)

        Adjusted EBITDA decreased $1.3 million, or 16.4%, from fiscal 2011 to fiscal 2012. The decrease was primarily due to the business developments described above, which led to an increase in loss from operations of $5.1 million, offset by an increase in depreciation and amortization expense of $1.9 million as described above and an increase in share-based compensation expense of $1.2 million.

        Adjusted EBITDA increased $1.5 million, or 16.0%, from fiscal 2010 to fiscal 2011. The increase was primarily due to the business developments described above, which led to a decreased loss from operations of $2.6 million, offset by a decrease in depreciation and amortization expense of $0.5 million as described above and a decrease in share-based compensation expense of $0.7 million.

  Deferred revenue balance

	As of September 30,
	2010	2011	2012
	(in thousands)
Deferred revenue, current and long-term	$2,396	$5,279	$14,166

        Deferred revenue increased $8.9 million, or 168.3%, from September 30, 2011 to September 30, 2012. The increase was attributable in part to the growth from increased billings in CPM usage fees to subcontractors. The increase also was attributable to $2.8 million in deferred revenue acquired through the acquisition of GradeBeam and Submittal Exchange in 2012, and an increase of these balances post acquisition of $2.5 million resulting from continued growth.

        Deferred revenue increased $2.9 million, or 120.3%, from September 30, 2010 to September 30, 2011. The increase was primarily attributable to growth from increased billings in CPM usage and project fees.

Liquidity and Capital Resources

        We have financed our operations primarily through private placements of preferred stock and common stock, private placements of subordinated convertible debentures and cash provided by operating activities. Our primary source of liquidity as of September 30, 2012 consisted of $4.2 million of cash and cash equivalents.

        Our principal uses of liquidity have been to fund our operations, working capital requirements, capital expenditures, and acquisitions and to service our loan payable to related party. We expect that working capital requirements, acquisitions and capital expenditures will continue to be our principal needs for liquidity over the near term.

        We believe that our existing cash and cash equivalents, cash flow from operations and available equipment leases will be sufficient to fund our operations and planned capital expenditures and service our debt obligations for at least the next 12 months.

        The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Net cash used in operating activities	$(9,842)	$(1,909)	$(3,403)
Net cash used in investing activities	(184)	(426)	(12,842)
Net cash provided by financing activities	8,194	5,200	14,478

  Net Cash Used in Operating Activities

        Our net loss and cash flows from operating activities are significantly influenced by our investments in headcount and infrastructure to drive future revenue growth and support that anticipated growth.

        Our cash flows from operating activities are affected within the fiscal year by the timing of our invoicing of, and our receipt of payments from, our clients. In particular, our billing cycles for general contractor monthly fees on our CPM solution are concentrated in the second and fourth quarters and are largely collected by the end of the respective quarter. Accordingly, we experience relatively lower levels of billing and client payments in the first and third quarters of each year. We expect this pattern of cash flow from our operating activities to continue in the future.

        In fiscal 2012, $8.1 million, or 43.1%, of our net loss of $18.8 million, consisted of non-cash items, including $4.1 million of depreciation and amortization expense, $2.7 million of share-based compensation expense and $1.3 million of non-cash interest expense on convertible debentures and change in fair value of derivatives. Working capital changes included the $6.1 million increase in deferred revenue, and a $1.9 million increase in accrued expenses, including a bonus accrual for management and employees. The increase of $1.5 million in cash used in operating activities from fiscal 2011 to fiscal 2012 was a result of expenditures made to enhance the functionality of our suite of solutions, as well as the post-acquisition investments made in GradeBeam and Submittal Exchange.

        In fiscal 2011, $10.2 million, or 54.0%, of our net loss of $18.9 million, consisted of non-cash items, including $6.6 million of non-cash interest expense on convertible debentures, $2.2 million in depreciation and amortization expense and $1.5 million of share-based compensation expense. Working capital changes included a $2.9 million increase in deferred revenue and a $3.7 million increase in accrued expenses, including a bonus accrual for management and employees. The decrease of $7.9 million in cash used in operating activities from fiscal 2010 to fiscal 2011 was a result of revenue growth from increased project activity primarily driven by recently added clients adding their projects to our solutions. In addition, we changed our pricing structure for our subcontractor clients using our

CPM solution, effective on all projects added to system after January 1, 2011. This change accelerated cash receipts and had a positive impact on cash used in operating activities.

        In fiscal 2010, $5.8 million, or 36.4%, of our net loss of $15.9 million, consisted of non-cash items, including $2.6 million of depreciation and amortization expense, $2.1 million of share-based compensation expense and $1.0 million of non-cash interest expense related to convertible debentures. Changes in working capital included a $0.2 million increase in accounts receivable due to increased sales and decreases of $0.3 million and $0.4 million in accounts payable and accrued expenses, respectively. These uses of cash were offset by a $1.3 million increase in deferred revenue, due to higher project activity.

  Net Cash Used in Investing Activities

        Our primary investing activities have consisted of cash used for acquisitions and capital expenditures in support of expanding our infrastructure and workforce. As our business grows, we expect our investment activity to continue to increase.

        In fiscal 2012, we used $12.8 million of cash in investing activities, which consisted of $2.4 million of net cash consideration for our acquisition of Submittal Exchange, $10.0 million of cash consideration for our acquisition of GradeBeam and $0.4 million of capital expenditures.

        In fiscal 2011, we used $0.4 million of cash in investing activities, primarily consisting of $0.3 million of capital expenditures.

        In fiscal 2010, we used $0.2 million of cash in investing activities, which were capital expenditures.

  Net Cash Provided by Financing Activities

        In fiscal 2012, cash provided by financing activities was $14.5 million, primarily due to the issuance of $14.7 million of convertible debentures, of which $1.8 million was allocated to the beneficial conversion feature and the detachable warrants issued in connection with the convertible debentures, partially offset by $0.5 million in payments on the mortgage for our headquarters.

        In fiscal 2011, cash provided by financing activities was $5.2 million, primarily due to the issuance of $5.5 million of convertible debentures, of which $0.7 million was allocated to the beneficial conversion feature and the detachable warrants issued in connection with the convertible debentures, partially offset by $0.2 million in payments on the mortgage for our headquarters.

        In fiscal 2010, cash provided by financing activities was $8.2 million, primarily due to the issuance of $8.4 million of convertible debentures, of which $1.3 million was allocated to the beneficial conversion feature and the detachable warrants issued in connection with the convertible debentures, partially offset by $0.2 million in payments on the mortgage for our headquarters.

Off-Balance Sheet Arrangements

        As part of our ongoing business, we do not have any relationships with other entities or financial partnerships that have been established for the purpose of facilitating off-balance sheet arrangements. We are therefore not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Contractual Obligations

        The following table describes our contractual obligations as of September 30, 2012 (in thousands):

	Total	Less Than 1 Year	1 - 3 years	3 -5 years	More than 5 years
Loan payable to related party(1)	$10,719	$500	$1,000	$9,219	$—
Interest on loan payable(1)	2,088	578	1,074	436	—
Convertible debentures(2)	18,328	—	—	18,328	—
PIK interest on convertible debentures(3)	5,488	—	—	5,488	—
Operating lease obligations(4)	1,314	342	624	348	—

Total contractual obligations(5)	$37,937	$1,420	$2,698	$33,819	$—

(1)
The loan payable to First Midwest Bank has been used exclusively for the purchase of land and the construction of the corporate headquarters facility in Deerfield, Illinois. Interest under the loan is payable at the greater of the 30-day LIBOR plus 4.5% or 5.5%. Estimated interest payments assume the September 30, 2012 interest rate on the loan of 5.5%. The agreement also includes a financial covenant requiring us to maintain certain debt service coverage ratios. We did not satisfy this covenant in fiscal 2012 and compliance with the covenant and any related default was waived by First Midwest Bank through December 31, 2013.

(2)
The obligation amount consists of the principal amount outstanding plus accrued PIK interest through September 30, 2012 and assumes the convertible debentures will be repaid upon maturity and not converted or redeemed prior to maturity.

(3)
PIK interest at the stated rate of 8.0% is added to the outstanding principal balance and payable upon maturity of the convertible debentures.

(4)
Principally represents office leases in Chicago, Illinois and Des Moines, Iowa for our GradeBeam and Submittal Exchange operations and other office equipment leases.

(5)
On December 31, 2012, holders of convertible debentures elected to convert their convertible debentures, including accrued interest, to common stock. After giving effect to this conversion and the conversion of the remaining convertible debentures and related PIK interest as part of this offering, our total contractual obligations on a pro forma basis are expected to be $14,121, with $1,420 payable in less than one year, $2,698 payable between one and three years, and $10,003 payable between three and five years.

Internal Control over Financial Reporting

        In preparation for this offering and for future compliance with Section 404 of the Sarbanes-Oxley Act, we concluded that a material weakness in internal control over financial reporting related to our control environment existed as of September 30, 2012 as described below.

        A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected and corrected on a timely basis.

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  We did not maintain a sufficient complement of personnel with the appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with our financial reporting requirements. Specifically, we did not maintain adequate qualified personnel with regard to certain significant complex transactions and technical accounting matters and we lacked adequate controls regarding training in the relevant accounting guidance, review and documentation of certain complex accounting transactions and review of related accounting disclosures such as the accounting for convertible debenture financing agreements, including any embedded features, business combinations and share-based compensation transactions in accordance with GAAP.

        This material weakness in our control environment contributed to the following individual material weaknesses in our internal control over financial reporting:

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  We did not maintain effective internal controls related to our accounting for convertible debentures to provide reasonable assurance that (a) the instruments were valued correctly and (b) all pertinent facts related to the convertible debentures, including the impact of conversion and redemption or other embedded or derivative features, were identified and considered for appropriate accounting in accordance with GAAP. Specifically, this material weakness resulted in material misstatements and audit adjustments of non-cash interest expense, convertible debenture and derivative liabilities and additional paid-in capital to the consolidated financial statements for the fiscal years ended September 30, 2010, 2011 and 2012.

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  We did not maintain effective internal controls related to the accounting for business acquisitions to provide reasonable assurance that (a) business combination accounting identified and considered all pertinent factors related to all classes of securities of the acquired entity, including any non-controlling interests and (b) there was appropriate review of the purchase price allocation entries recorded in the consolidated financial statements. Specifically, this material weakness resulted in material misstatements and audit adjustments to non-controlling interest and the related income (loss) attributable to our company and the non-controlling interest, additional paid-in capital, deferred revenue and revenue, goodwill, intangible assets net and the related amortization expense to the consolidated financial statements for the fiscal year ended September 30, 2012.

        These material weaknesses could result in misstatements of the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

  Plan for Remediation of the Material Weaknesses

        We are currently in the process of finalizing our remediation plans and implementing the same. To date we have implemented and are continuing to implement a number of measures to address the material weaknesses identified. Subsequent to September 30, 2012, we hired a corporate controller with appropriate experience applying GAAP technical accounting guidance and are in the process of hiring additional accounting personnel. We also are designing additional controls around identification, documentation and application of technical accounting guidance with particular emphasis on events outside the ordinary course of business. These controls are expected to include the implementation of additional supervision and review activities by qualified personnel, the preparation of formal accounting memoranda to support our conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with GAAP with regard to complex accounting issues.

        In addition, we intend to engage a third-party provider to help us assess and improve our internal controls for complying with the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may determine to take additional actions to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        We are exposed to market risk related to changes in interest rates.

        At September 30, 2012, we had a loan payable to related party outstanding of $10.7 million and convertible debentures outstanding with principal amounts of $17.2 million. Our convertible debentures have a fixed interest rate of 8.0% and interest is payable in kind. Our loan payable to related party bears interest at the greater of the 30-day LIBOR plus 4.5% or 5.5%. At September 30, 2012, the interest rate on the loan was 5.5%. Increases in the LIBOR rates would affect operating results and cash flows to the extent LIBOR plus 4.5% exceeds 5.5%. A hypothetical 1.0% increase in the 30-day LIBOR of 0.2143% relative to interest rates at September 30, 2012 would result in an increase of less than $25,000 in interest expense for fiscal 2012.

  Foreign Currency Risk

        We do not believe that fluctuation in the exchange rates of currencies other than the U.S. dollar has had a material effect on our business, financial condition or results of operations. Less than 10% of our revenues, those derived from clients located in Canada, currently are denominated in a currency other than the U.S. dollar. The effect of an immediate 10% adverse change in foreign exchange rates would not be material to our financial condition or results of operations.

        Nonetheless, if we are successful in expanding our global presence, an increasing portion of our future revenue and operating expenses may be denominated in currencies other than the U.S. dollar. If our international operations grow, our risks associated with fluctuation in currency rates would become greater, and we would reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar could increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have not had a material impact on our operating results and cash flows. Based on our current international operations, we do not plan on engaging in hedging activities in the near future.

  Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

        We are a leading provider of on-demand business collaboration software solutions to the commercial construction industry. Our solutions are focused on facilitating collaboration between owners/developers, general contractors and subcontractors. Our solutions increase efficiency, enable better risk management and provide improved visibility and control of construction activities for our clients, and support several mission-critical business processes at various stages of the construction project lifecycle.

        We believe we are a leading example of a new generation of on-demand software solutions focused on enablement of business-to-business collaborative processes. Such solutions are by design on-demand, as they require neutral third parties to act as the platform for collaboration by multiple parties and to facilitate the exchange of data and documents.

        We address a large and growing end market. The construction industry was an approximately $1 trillion industry in North America in 2012 and was more than $7 trillion globally in 2010, according to the most recent data available from the U.S. Census Bureau and "Global Construction 2020," a study produced by Global Construction Perspectives, and represents an important component of developed economies. We believe the business outlook for the industry is strong, driven by demographics, economic growth and aging infrastructure, as well as by changing preferences and new technologies being applied to buildings and structures, which include an increased focus on environmental considerations and lower costs of operation and ownership. We believe the construction industry represents a large and growing market for technology solutions of all types, and is especially attractive for our solutions and our growth as a result of being underpenetrated by those technology solutions that enable construction companies to collaborate with each other to operate more effectively.

        We have established a strong market position. As of September 30, 2012, our clients have used one or more of our on-demand solutions to help manage over 11,000 commercial construction projects representing more than $100 billion in construction value as reported by our clients. Our solutions have been used by more than 3,000 general contractors, owners/developers, and architects. This includes 41 of the 100 largest general contractors in North America, ranked as of May 2012 by Engineering News-Record ("ENR") based on annual construction revenues. In addition, based on management estimates, over 300,000 subcontractors were active on our solutions during fiscal 2012. Our solutions are used on construction projects of all sizes, from small remodels or renovations to multi-billion dollar developments.

        Our solutions provide robust functionality, data sharing and exchange capabilities, and workflow tools that support several mission-critical business processes undertaken by our clients:

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  Construction Payment Management ("CPM") is our most widely-used solution. Based on shared entry of—and access to—project data and our workflow tools, CPM enables a disciplined, standardized online approach to generating, collecting, reviewing and routing invoices and the necessary supporting documentation and legal documents, and initiation of payment of the invoices.

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  Submittal Exchange is a highly configurable step-by-step workflow tool for collecting, reviewing and routing project documents among project participants. This solution can be applied to any phase of the construction process and used to manage any type of document including submittals, requests for information, daily reports, drawings and specifications, architects' supplements and any other document typically exchanged on a project.

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  GradeBeam supports the process of obtaining construction bids by allowing those seeking bids to identify potential bidders, send out invitations-to-bid and track the bidding intent of potential bidders.

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  Pre-Qualification Management ("PQM") supports the collection and review of data for effective contractor risk assessment and qualification, and can be used on a project-by-project basis or as part of an ongoing qualification process.

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  Greengrade is our solution to facilitate the workflow and data and document collection necessary to manage the Leadership in Energy and Environmental Design ("LEED") Certification process for construction projects.

        We intend to continue expanding our portfolio of solutions to support additional business processes and to develop the capabilities of our existing solutions to provide further value to our clients.

        Our revenue has historically been recurring with high visibility, and we increase revenue both as we add clients and our clients increase the number of their projects managed on our solutions. Our revenue is derived primarily from fees related to construction project activity and monthly fees paid by our clients. Revenue from fees related to construction project activity has historically been recurring with high visibility because projects being managed on our solutions have exhibited a predictable pattern of fee generation over the project's duration; our large portfolio of clients has resulted in a predictable number of projects on our system; and we have experienced very high customer retention. Revenue from monthly fees is subscription-based revenue and as a result also historically has been recurring with high visibility. Clients typically pay us fees upfront or in advance of solution usage, which results in favorable cash flow characteristics and in combination with our revenue recognition policies has historically added additional predictability and stability to our reported revenue.

        We engage directly with our clients to sell our solutions, and we have achieved significant growth since introducing our solutions to the market. In the fiscal years ended September 30, 2010, 2011 and 2012, we generated revenue of $6.0 million, $10.5 million and $21.7 million, respectively, which represented growth over the prior period of 90.0%, 74.7% and 106.2%, respectively. In those same periods, we had net losses of $15.9 million, $18.9 million and $18.8 million, respectively. See "Prospectus Summary—Summary Consolidated Financial Data."

        Our solutions have global applicability and we are an international business: in fiscal 2012, 10.1% of our revenue was derived from clients located outside the United States, principally Canada, and in October 2012 we entered into a joint venture to begin operations in Australia and New Zealand, attractive construction markets with significant further expansion opportunities.

        We believe we have a very large opportunity available to us. Our strategy is to leverage our existing solutions and industry presence to become the industry standard for collaboration and related solutions in the commercial construction industry. We intend to penetrate further our existing markets and capture additional revenue from our clients and expand our suite of solutions through both internal development and the acquisition of complementary businesses. We also plan to increase our market opportunity by expanding both globally and into other industries that experience similar collaboration environments and challenges.

        We have a strong focus on our industry and its needs, and on client service and satisfaction. Our management team has extensive operational and business development experience, and we believe has the skills and expertise to execute our growth strategies.

Our Industry

  The construction industry is large and growing

        Construction is a major global industry and consists of building new structures, making additions and modifications to existing structures, as well as conducting maintenance, repair and improvements on existing structures. Worldwide construction spending was $7.2 trillion in 2010, according to the Global Construction 2020 study. A total of $97.7 trillion will be spent on construction worldwide during this decade, and by 2020 construction is expected to reach more than $12 trillion in annual spending and account for 13.2% of world GDP, according to the same study. In the geographic markets we currently serve:

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  In the United States, as of September 2012, the annualized value of commercial construction put in place, which excludes single-family residential construction, was $714 billion, according to the U.S. Census Bureau.

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  In Canada, as of 2010, construction output was $255 billion, according to Global Construction Perspectives.

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  In Australia, as of 2010, construction output was $203 billion, according to Global Construction Perspectives.

        We believe the outlook for the construction industry is strong. Population growth, deteriorating infrastructure and changing needs for buildings—driven by both socioeconomic and technological changes—all imply a continuing and growing need for construction activity. The industry's growth rate also is benefitting as a result of the recovery from the impact of the recent global economic crisis. For example, in the United States, the annualized value of commercial construction increased approximately 6.1% from the third quarter of calendar 2011 to the third quarter of calendar 2012, more than twice the rate of growth of U.S. GDP over the same period based on data from the U.S. Department of Commerce. Overall, global construction spending is expected to grow at a compounded annual growth rate of 5.2% from 2010 to 2020, according to Global Construction Perspectives.

  Many diverse participants are involved in construction

        A construction project involves the participation of many different organizations, in various roles. The principal participants in the construction process include:

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  Owners and Developers.  The construction process begins with an owner or developer deciding to undertake the construction of a new building or other structure, or to make improvements or modifications to an existing building or structure. In the case of an owner, the building will be for the owner's use; and in the case of a developer, the building will be sold or leased to another party. Effectively, any organization can become an owner or developer. The owner or developer will hire architects and obtain financing, insurance and planning permission, but will generally not undertake or oversee the construction activities. For this, the owner or developer will look to hire a general contractor.

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  General Contractors.  General contractors are selected by the owner or developer to oversee the successful completion of the construction process. General contractors take responsibility for the completion of the project from the owner or developer. They may do a portion of the work themselves, often through wholly-owned subsidiaries, but they generally subcontract the significant majority of the work to subcontractors. General contractors often specialize in one or more types of construction such as residential or commercial building, and may further specialize in, for example, healthcare facilities or highways. General contractors range from those that manage just a few projects in a single market to multi-billion dollar revenue multi-national organizations.

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  Subcontractors.  Specialty trade contractors perform specialized activities related to all types of construction such as site preparation and excavation, mechanical, HVAC, plumbing, electrical and landscaping work. Specialty trade contractors are most commonly referred to as subcontractors as the general contractor is subcontracting out the work. Subcontractors may elect to further subcontract out portions of their work, creating the potential for a multi-tiered pyramid of participants, all overseen and coordinated by the general contractor, who in turn reports to the owner/developer. Subcontractors can be large multinational organizations, but are more typically small businesses with just a few employees.

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  Other Participants.  Many other organizations also are involved in the undertaking of a construction project. These may include architects, financing companies, insurance companies, title companies, material suppliers, owners' representatives, cost engineers and many others. Each fulfills a specific and essential role, at specific stages or throughout the construction project, and has to work in a coordinated manner with other participants to contribute to the project's successful completion.

        The construction industry can be divided into two segments: commercial construction, which includes the construction of buildings, such as offices, factories, warehouses, schools, hospitals and multi-family residential complexes, and the construction of infrastructure such as roads, bridges, sewers, tunnels and other projects; and single-family residential construction, representing the construction of single-family homes. Single-family residential construction is often performed by a specialized set of developers, general contractors and subcontractors, especially in the U.S. and Canada, and it typically does not require the types of complex collaboration typically found in the commercial construction segment. Accordingly, we view the market for our collaboration solutions as being primarily the commercial construction segment.

  Participants face complex collaboration challenges

        Each construction project requires a complex collaborative effort between the many different participants that play a part throughout or at different stages of the project's lifecycle. The participants involved in a project may be working together for the first time, have different working practices, procedures, technology and software solutions, and have limited information about each other. The interaction between the participants begins well in advance of the construction itself—encompassing design, bidding, qualification, contracting and pre-construction—and continues through construction, to eventual close-out and operation. Each step in the process involves multiple, changing participants. The work itself is also ever-changing, with client requirements and in-the-field adjustments often resulting in a large number of modifications to the design and build of the structure, and changes to the scope, sequence and interdependence of participants' tasks.

        The practices used by the industry to manage this complexity have been largely manual, paper-based and inefficient, or have relied on technology solutions not designed for collaboration. As a result, we believe participants face numerous challenges collaborating on construction projects, including:

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  Significant administrative overhead burden.  The manual processes or technology solutions currently used by project participants are often personnel-intensive and time-consuming and can lead to increased administrative costs.

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  Disparate standards, procedures and systems.  Inconsistent approaches to sharing information, managing tasks and exchanging critical documentation often lead to miscommunication, inaccuracies, inefficiencies, delays and higher costs.

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  Lack of workflow discipline and control.  Manual processes make it difficult to ensure that workflows occur in defined steps and desired sequence, and provide limited visibility for effective management and decision-making.

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  Inefficient process coordination.  In the absence of a common process framework, participants are likely to utilize their own business processes, documentation, information systems and communication methods. This results in inefficiency, duplicative effort and potential confusion about responsibilities.

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  Errors, inconsistencies and omissions.  Processes such as manually entering data, completing, submitting and reviewing paper documents, verifying conformity of paper documentation with specified requirements and reconciling invoices with work orders often will result in human error requiring data to be reentered, work to be redone, payments to be cancelled or rerouted and further reconciliation to be conducted.

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  Limited risk management tools.  The inability to access timely, accurate and relevant information concerning project status, tasks and participants limits the ability to evaluate and manage the many elements of financial, operational and legal risk each participant is exposed to on the project, an issue exacerbated when an organization's entire portfolio of construction activities is considered.

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  Siloed applications and data repositories.  Lack of integration between systems being used by project participants hinders the collection, exchange and sharing of information. As a result, organizations do not have the visibility and control they need to manage construction projects in an efficient manner, exacerbating the other challenges identified above.

  The industry is changing in response to the many issues it faces

  New challenges as a result of the global financial crisis

        The global financial crisis had, and continues to have, a significant and multifaceted impact on the construction industry. Significant downward pressure on construction revenue and profits, the pursuit of business outside of areas of traditional focus and competency, and greater financial instability among the universe of contractors have each required industry participants to significantly change the way they operate. Compounding these challenges, in response to the crisis, many contractors have reduced staff levels significantly, especially in corporate and administrative functions, including information technology departments.

        We believe as a result there has been an ever greater emphasis on risk management, efficiency and improved decision making. In response to lower construction volumes but with prospects of recovery, we believe construction executives are placing greater focus on remaining competitive and managing growth while controlling growth in expenses, especially in the back-office.

  New approaches to project delivery

        There also has been an acceleration of the existing trend in the industry to employ new methods to deliver and finance projects at lower costs and more consistently on a timely basis to owners and developers. These methods often involve greater risk sharing and business collaboration. An example of new ways of organizing project delivery teams is Integrated Project Delivery, a highly collaborative approach in which the participants assembled to construct a building or other structures jointly manage the construction process, enter into multiparty agreements and sometimes share contingencies and profits. Another example is Public Private Partnerships, which are partnerships between a governmental entity and private party in which the private party provides a public service or project, and which are increasingly being used to address challenges in financing projects.

        Today's construction managers require technology solutions to support these new approaches to collaboration, project delivery and financing methods. We believe these solutions must enable project participants to collaborate more effectively, improve accountability and increase productivity.

        The industry also is making increased use of technology to achieve these objectives of lower cost and more consistently timely delivery of projects. Tools such as Building Information Modeling for design, laptops and tablets for on-site access to information, adoption of cloud computing to lower technology costs, and geo-location and radio frequency identification technologies on-site and to manage assets are being used ever more frequently.

  New focus on risk management, transparency and efficiency

        The recent challenges faced by the construction industry have heightened the importance of effective risk management as a critical element of success and profitability for all organizations. We believe senior-level executives involved in managing construction processes now recognize enterprise risk management as a core business process and competency.

        A growing number of owners and contractors we believe also recognize the opportunity to drive efficiency in the construction process through a more transparent and automated procurement and delivery process. Contractors benefit by taking on less risk, while owners avoid unwelcome surprises and gain greater control of the project outcome.

        Reduced construction volumes and more intense competition have put direct pressure on profit margins, resulting in an increased focus on both reducing costs and aligning costs to project volumes, eliminating fixed costs and non value-added support and administrative activities.

  New opportunity for on-demand business collaboration solutions

        The ability to navigate today's construction complexities, and to effectively facilitate the coordination and collaboration of project participants is critical to increasing productivity, lowering costs, managing risk and enhancing transparency. In order to meet this challenge and as companies seek to support growth while limiting costs, we believe industry participants are increasingly willing to adopt software solutions. The importance of these solutions to participants throughout the construction industry and each construction project creates an opportunity for new approaches and solutions focused on collaborative processes, and for solution providers to experience significant demand and capture a greater share of the industry's technology spend.

        We believe software solutions delivered on an on-demand basis and by a neutral third party—rather than as the in-house solution of a particular project participant—are necessary to meet this demand. Such solutions can facilitate the exchange of data and information between and within participants in a cost-effective, flexible, scalable and secure manner.

        Gartner, an industry research firm, estimates worldwide total end-user spending for cloud application services within the enterprise application software markets will grow at a CAGR of 19.1% from $10.7 billion in 2010 to $32.2 billion in 2016. Gartner also has identified the construction industry as being among those sectors taking the least advantage of technology, spending only 1.1% of revenue as compared to more than 6.0% for the leaders in technology usage such as the banking and financial services industry. We believe the trends described above will drive the construction industry to increase its investment in technology at an accelerating rate.

Our Solution

        We are a leading provider of on-demand business collaboration software solutions to the construction industry. Our solutions are focused on facilitating collaboration between owners/developers, general contractors, subcontractors, architects and the many other participants on a construction project. Our solutions address the several challenges associated with the traditional paper-based and personnel-intensive manual approaches or with technology solutions that were not designed for collaborative processes, and support many of the trends currently occurring within the industry. Our solutions combine the ease-of-use and ease-of-deployment of on-demand technology with our industry-specific process expertise and comprehensive client support to deliver immediate and substantial benefits to our clients. We believe our solutions benefit our clients because they are:

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  Designed specifically for collaborative processes.  Our solutions facilitate the sharing and exchange of data between and within organizations, and interface with organizations' existing accounting, enterprise resource planning and other systems. Data, documents and information can be shared between organizations so that all parties have a single view of the status of the project. Our solutions include robust workflow tools to ensure that necessary steps are carried out in the right sequence by appropriately authorized users.

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  Developed to meet the needs of the construction industry.  Construction projects and the commercial construction industry have specific business processes and practices that require unique solutions to effectively support them. Non industry-specific invoicing, document management or contract management solutions typically do not have these features. Our solutions are built with the unique requirements of construction in mind, and we have a strong and knowledgeable client services team responsible for sales, implementation and ongoing support that has specialized expertise in the needs of our clients.

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  Delivered through a trusted and neutral third party.  We act as a neutral third party in hosting, providing access to and facilitating the exchange of information that is valuable to the participants interacting in the construction process. These participants may, however, have potentially conflicting incentives and interests, and differing views as to the status of their interaction. We believe our success in driving adoption of our solutions derives in part from the benefits that all participants see in having a single shared, negotiated-and-agreed-upon and transparent view of a project.

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  Valuable to all participants.  It is a core principle of our application design that our solutions provide benefits to all users, independent of their specific role or responsibilities on the project. Our solutions seek to achieve reduced costs, better-managed risk, and improved visibility and better decision-making for each owner/developer, general contractor, subcontractor, architect, material supplier and other third parties involved in the construction project.

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  Interfaced with existing enterprise systems.  Our solutions focus on the collaborative processes between participants, but recognize that these participants have existing systems for enterprise resource planning, accounting, document management, project management and project scheduling, among others, that represent significant investments for our clients and support business processes that would be highly disruptive to change. As a result, we interface our solutions with these systems in order to leverage and protect existing investments, facilitate business processes and reduce or eliminate duplicate data entry.

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  Easy to implement.  Our solutions are offered on-demand over the Internet, and can be fully configured to meet clients' specific needs and business practices without customization. This allows our clients to deploy our solutions enterprise-wide and for all construction projects without significant upfront capital investment, involvement of the organization's IT departments, or professional services implementation or customization activities. Our clients can begin to use our solutions and then fully deploy them across their organization in a very short period of time.

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  Easy to use and adopt.  Our solutions are designed to be intuitive and easy-to-use, utilize terminology, processes and forms that are familiar to construction industry participants, and feature a web-based interface that is familiar to most computer users. Our solutions are configurable through various parameters to meet the specific needs of the client, and we are able to leverage our extensive experience of implementation within the construction industry to quickly achieve implementation in conformance with best practices. We find that clients are highly self-sufficient with our solutions within a short period of time.

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  Accompanied by high levels of training and support to all users.  Our solutions are used by many participants with various roles and expertise. To support this, our client services team provides extensive on-site training at the beginning of client deployments and ongoing unlimited live telephone and web-based support for all end-users, regardless of their role on a project.

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  Secure, robust and auditable.  Our solutions support mission-critical processes and handle sensitive data that must be available and yet secure. We have designed our systems and infrastructure to provide enterprise-class security and uptime. Our platform has undergone periodic security audits and evaluations by our clients and independent auditors, in conjunction with our ongoing SSAE 16 compliance program. The security and vulnerability of our solutions also is tested and assessed periodically by qualified independent third parties. All events undertaken by users in our system are logged, providing a level of auditability of actions and interactions unavailable with traditional processes.

Our Key Business Attributes

        Our business of providing on-demand business collaboration software to the construction industry has the following key attributes:

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  Large, attractive market.  The construction industry is an important part of the global economy and affords us a large market in which to sell our solutions both in our current markets of North America and Australia and New Zealand, and in new geographies. The industry continues to lag in its use of technology, and we also will seek to add to our suite of solutions to expand our value proposition to our clients and create new revenue opportunities for us.

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  Next generation approach to solving the challenges facing our clients.  We believe ours is a disruptive approach to solving business-to-business collaboration challenges, which is enabled by the emergence of on-demand solutions as a reliable solution delivery method and is founded on the principles of a neutral third-party solution providing benefits to all participants. We believe this approach can be applied to many processes and industries.

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  Recurring revenue model with high visibility.  Both our activity-driven revenue and organization-driven revenue have historically been recurring with high visibility. Activity-driven revenue has exhibited these characteristics because projects being managed on our solutions have exhibited a predictable pattern of fee generation over their duration, our large portfolio of clients has resulted in a predictable number of projects on our system, and we have experienced very high client retention. Our organization-driven revenue has exhibited these characteristics because clients pay subscription fees and we experience high client retention. Clients typically pay us fees upfront or in advance of solution usage, which results in favorable cash flow characteristics and, in combination with our revenue recognition policies, has historically added additional predictability and stability to our reported revenue.

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  Highly defensible market position.  We believe our industry expertise, leading market share, large installed base and strong intellectual property portfolio represent significant barriers to successful competitive entry. In addition, our ability to interface with our clients' other enterprise systems further enhances our competitive position. Our client services, technology and development resources are dedicated to creating, enhancing and optimizing a balanced value proposition for all of our clients and supporting collaborative processes in our target markets.

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  Ability to differentiate through our business and technology approach.  There are many technology providers targeting the construction industry that offer point solutions. However, these providers generally do not integrate their solutions with other enterprise software, do not support their solutions with a strong client service capability, and do not have the resources to support significant investment. We believe that our business capabilities and technological approach allow us to address these issues, for both our internally-developed and acquired solutions. As demonstrated by the acquisitions we have made since 2010, we are able to successfully identify and acquire companies and software solutions that add to our existing capabilities and suite of solutions, and whose business opportunities are enhanced by being part of our organization.

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  Focus on quality of service.  Our focus is to consistently deliver high-quality service to our clients. Our solutions support mission-critical processes and time-sensitive interactions and communications. As such it is essential to our clients' satisfaction with our solutions that we provide all our clients timely and accurate responses to their support requests, effective training and successful implementation and roll-out of our solutions. Client service and support is a cornerstone of our value proposition, and we believe it is a significant differentiator versus other technology providers in the construction industry and an essential element of our long-term success.

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  Experienced, proven management team.  Our senior management team has significant operating and service delivery experience. Using this experience, we have focused on delivering benefits to our clients through our solutions, making improvements to our existing solutions, expanding our suite of offerings to our clients, and expanding our client base. Management's extensive knowledge of the industry and their ability to identify opportunities for growth through both internal product development and strategic acquisitions has enabled us to establish a strong market position. Our founders occupy leadership positions in our company and continue to shape the vision and culture of our organization.

Our Strategy

        We intend to leverage our existing solutions and industry presence to become the industry standard for collaboration and related solutions in the construction industry, both domestically and in targeted international markets. Longer term, we also intend to apply our solutions to other industries in which similarly complex collaboration and contractual arrangements exist to expand the scope and size of our market opportunity. The key elements of our strategy to accomplish these objectives are as follows:

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  Increase our market penetration of the construction industry.  We intend to actively pursue new client relationships with owners/developers, general contractors and subcontractors that do not currently use our solutions. Use of our solutions is frequently mandated by one organization to other project participants. We believe this provides us with the opportunity to demonstrate the value of our solutions to participants that are not our clients and to expand that initial contact into a sales process. For example, we estimate that of the 100 largest general contractors in the United States, based on data reported by ENR, 34 have been a participant on a construction project that used CPM for invoice management, but that only approximately one-third of these general contractors are enterprise clients for CPM.

    We intend to focus our existing sales and marketing capabilities on large, strategic owners/developers and general contractors, as such clients can generate significant, multi-year growth. At the same time, we plan to launch solution and channel initiatives that target smaller industry participants in a cost-effective fashion. We also intend to selectively pursue large-scale individual project opportunities that we believe can provide the basis for exposure to new potential clients.

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  Expand our suite of solutions.  We believe we have the opportunity to expand the scope of our solutions to address business processes we currently do not support and to integrate our solutions into a single platform solution to increase the benefits and value of our solutions to our clients. We plan to continue to use our domain expertise in construction and to work closely with our clients to identify and develop new applications, features and functionality. Examples may include project management, expanded functionality for bid management, management of disadvantaged business enterprise programs and requirements, and data solutions and analytics.

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  Pursue acquisitions of complementary businesses.  We believe that acquisitions of complementary businesses can help us expand our suite of solutions more rapidly, enter into new markets, expand our client base and increase the knowledge and skill sets within our organization. We believe we can enhance the value of acquired solutions through our financial, technical and other resources, industry presence and their integration into our existing suite of solutions. We have previously completed two acquisitions, GradeBeam and Submittal Exchange, as part of this strategy. We believe there are several technology providers that we potentially could acquire and integrate into our suite of solutions. We intend to continue to selectively evaluate opportunities to acquire businesses and technologies that may help us accomplish these and other strategic objectives.

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  Increase our client penetration.  We believe that our broad portfolio of solutions and strong client relationships create a significant opportunity for us to cross-sell additional solutions to our existing clients, as very few of our clients currently use more than one of our solutions. We also intend to add additional solutions to our technology suite that would address additional processes in the construction lifecycle, and we plan to integrate both our current and our future solutions into a single platform solution. We believe these initiatives will significantly increase the value of our solutions to our clients, further strengthen our competitive position and drive increased adoption of multiple solutions by our clients.

    Furthermore, we believe there are opportunities at many of our clients to increase the utilization or adoption of our solutions to include a greater number of their projects. Examples include expanding into additional areas of our clients' construction business, making it easier for our clients to drive use of our solutions with their business partners, increasing usage of our solutions on smaller projects and increasing the number of client locations or users that are using our solutions.

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  Expand globally.  We believe a substantial opportunity exists to grow sales of our solutions globally. We have developed, through both our internal efforts and as a result of close relationships with multinational clients, an understanding of the structure and practices of the construction industry in many other countries and believe that the value proposition of our solutions applies to these markets. In certain markets, due to local business practices and regulations, we believe our value proposition could be even stronger than in our established markets in North America. For example, in Australia, our CPM solution can help clients address their legal obligations under securities of payments legislation and manage the significant related administrative burdens. In seeking to expand globally, we also are responding to growing demand from our increasingly multinational clients and potential clients that we support their current or planned international operations, especially as they seek new growth opportunities outside their traditional North American markets. We have served clients in Canada since 2009, and in October 2012, we entered into a joint venture to begin operations in Australia and New Zealand. We believe we have accumulated significant experience with the process necessary to enter new markets successfully.

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  Increase the number of industries we serve.  Our solutions are designed for complex collaborative environments with significant subcontracting activity. We believe that these characteristics exist in several industries in addition to the construction industry and therefore that there could be demand for our solutions in these other industries. Specifically, we believe that the mining and the oil and gas exploration and production industries experience many of the same challenges faced in the commercial construction industry. We believe that our joint venture in Australia, and certain existing construction clients in North America, can provide us a means of entering these adjacent industries.

Our Suite of Solutions

        We currently offer a suite of on-demand software solutions as part of an overall portfolio and strategy to support project participants' business processes and interactions at various stages of the construction process, as well as the subsequent operation, maintenance and remodeling of a structure. Our current suite of solutions includes:

  Construction Payment Management

        CPM facilitates the exchange of invoice documents, supporting documentation and lien waivers for fast, secure electronic payment, which reduces errors, administrative overhead and the risk of claims.

        CPM was our first solution—introduced in 2006—and remains our most widely-used solution, accounting for 94.8%, 93.9% and 75.0% of revenue in fiscal 2010, 2011 and 2012, respectively. The decline in 2012 reflects the addition of Submittal Exchange and GradeBeam to our suite of solutions. CPM has been used on over 10,000 projects, representing approximately $100 billion in construction value, by more than 300 major general contractors and the more than 45,000 subcontractors that worked on those projects. Based on management estimates, approximately $2.5 billion in invoices are managed on our solution monthly, with peak daily volumes of payments initiated by our CPM solution in excess of $100 million.

        Our CPM solution provides the following capabilities and features to participants involved in construction projects:

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  A disciplined, standardized online approach to generating, collecting, reviewing and routing invoices based on shared entry of and access to data and sophisticated workflow tools.

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  Electronic exchange of data and documents, and automated creation and storage of all monthly invoice and supporting documents.

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  Sophisticated and highly configurable tools to manage subcontractor compliance with project-specific requirements.

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  Secure disbursement approval, automated generation of payment instruction files and upload of those files to the applicable financial institution to effect secure payment.

        A key differentiator of CPM from other solutions in the marketplace is its ability to handle the generation and exchange of lien waivers or equivalent documents. In the United States, when general contractors, subcontractors (including subtier contractors) and other project participants perform work during a construction project, a lien is automatically generated under state law. The lien attaches to the real property in order to protect the contractor's right to payment for its efforts. This process creates a security interest, or lien, in the property, which will continue to exist until it has been satisfied or waived. Lien waivers are the mechanism by which the claimant's rights under state law are extinguished, and are therefore critical legal documents. The process by which such liens are created and performed varies by jurisdiction, and hence the forms of these waivers vary by jurisdiction and client preferences. Accordingly, the proper preparation and presentation of lien waivers is a key element in the process by which general contractors and subcontractors are compensated.

        Historically, participants have exchanged lien waivers through a paper-based manual process that occurs with each invoicing cycle. The paper-based process can result in the exchange of improper and incorrectly or partially completed forms, resulting in a significant lien-related risk and a significant administrative burden to manage this process.

        CPM allows owner/developers or general contractors to select the appropriate form of lien waiver for the project, ensures that the right information is included and ensures that the amount shown on the lien waiver matches the agreed invoice amount. These are all significant challenges for the traditional paper-based manual process. Furthermore, CPM facilitates collection and tracking of subtier lien waivers and the application of payment holds if the waivers are missing. Management of the subtier lien waiver process can be particularly challenging with manual processes.

        Although such liens do not exist outside of the United States, similar concepts apply in other jurisdictions, such as security of payments legislation in Australia. Our CPM solution is designed to be able to support both the U.S. lien paradigm and other applicable legal frameworks.

        Our solution ensures that, in the creation and exchange of invoices, lien waivers or their equivalent, and other supporting documents, the documents specified by the general contractor or owner/developer are correctly completed and not modified in the process. Our clients provide and specify the forms of legal documents exchanged on a project-by-project basis.

        CPM also helps project participants in monitoring and submitting evidence of compliance with project-specific requirements. These are requirements that are established by general contractors on each construction project as part of their business practices and in response to owner/developer mandates, applicable regulations, insurance or other items. These requirements can also include items such as disadvantaged business entity certifications and safety, payroll and contract documentation. This process is often referred to in the construction industry under the broad label of "compliance management." CPM provides automated notification of impending compliance document expiry, automated payments holds for non-compliance as selected by the general contractor and significantly enhances subcontractor visibility into their compliance status.

        Upon completion of the invoicing process, we arrange for funds to be disbursed from the payor's bank account directly to the payee's bank account. To do this, we utilize the ACH Network in the United States and similar systems in other countries. Under our current business model, however, we do not take custody of the funds in the transfer process.

        The functional capabilities of CPM are summarized in the illustration below. This illustration shows the interaction as occurring between a general contractor and a subcontractor, but applies equally to the collaboration processes between any two participants involved in a construction project:

  Submittal Exchange

        The Submittal Exchange family of solutions—which includes Submittal Exchange, Submittal Exchange for Design and Submittal Exchange for Subcontractors—are our project management solutions. They provide functionality that facilitates the exchange of critical project documents (such as construction submittals, requests for information, supplementary information, daily reports, contracts, change orders, meeting minutes, drawings, specifications and photographs), thereby increasing efficiency, facilitating communication and ensuring proper audit trails and archival.

        These products became part of our suite of solutions as a result of the acquisition of Submittal Exchange, LLC in November 2011.

        Submittal Exchange is extensively used by owners/developers and architects in addition to general contractors and subcontractors, and has been deployed on over 3,500 projects since its launch in July 2005. These solutions cover the entire lifecycle of a project and provide the following capabilities and features to participants involved in construction projects:

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  Highly configurable step-by-step workflow tools for collecting, reviewing, tracking and routing project documents.

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  Single document repository with version control and document history.

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  Comprehensive design document sharing and detailed upload and download histories.

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  Automatic workflow notifications, generation of cover sheets and supporting documents, and full audit history of all workflow actions.

        The functional capabilities of Submittal Exchange are summarized in the illustration below.

  Bid Management

        GradeBeam enables general contractors to efficiently identify suitable subcontractors and to invite them to bid on project work, resulting in better bids as well as more opportunities for subcontractors. We believe GradeBeam is also one of the largest online networks of industry contractors, affording our clients better opportunities to identify suitable contractors for the work for which they are seeking bids. The solution is used to issue over 9 million bid invitations annually.

        We acquired GradeBeam LLC and its GradeBeam invitation-to-bid solution in October 2011.

        GradeBeam is focused on the bidding phase of a project and provides the following capabilities and features:

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  A database of more than 550,000 construction organizations with detailed profile data, such as trade capabilities, areas of geographic coverage and other relevant bidding selection criteria.

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  Sophisticated search tools to identify suitable potential bidders.

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  Tools for managing interactions with bidders, including automated generation and delivery of customized invitations-to-bid to potential bidders.

        The functional capabilities of the GradeBeam solution are summarized in the illustration below. This illustration shows the interaction as occurring between a general contractor and subcontractor, but applies equally to the collaboration processes between any two participants in a bidding situation:

  Other Solutions

  Pre-Qualification Management

        PQM addresses the challenges facing owner/developers and general contractors in effectively assessing potential project participants' qualifications for and ability to successfully execute a construction job. We introduced PQM in October 2009.

        Our solution allows for the collection, review and evaluation of prequalification information, including financial and safety information, according to specific business requirements, while also allowing subcontractors to fulfill multiple requests from a set of information that they need enter only once. PQM provides significant efficiency gains for all participants and increased visibility as to prequalification status. Most importantly, we believe the collection and effective evaluation of prequalification information is the single greatest opportunity to manage risk on a construction project.

  Greengrade

        Greengrade significantly simplifies and streamlines the collection and submission of information necessary to obtain LEED Certification in the United States and Canada. According to the U.S. Green Building Council, which administers LEED in the United States, nearly 50,000 projects are currently participating in the program. We added Greengrade to our solution portfolio as part of the acquisition of Submittal Exchange, LLC in November 2011.

        Greengrade provides workflow and document management tools that enable a user to manage task creation and achievement against the specific criteria and points system utilized in awarding different levels of LEED certification.

  ZCM

        ZCM supports the process of documenting a claim under Zurich North America's ("Zurich") industry-leading proprietary subcontractor default insurance program, Subguard. We developed this solution for Zurich and will host and operate it on its behalf. The system leverages our CPM and PQM solutions to automate much of the document creation for claimants. We believe the benefits will include time savings, reduced claim preparation and review costs, better transparency and communication between the claimant and claim reviewer and faster claims payment. The application is scheduled to launch in calendar 2013.

  Interfaces

        Interfaces are an integral part of our solution strategy. Our solutions interface with a variety of job cost, accounting, scheduling, planroom, imaging and document management systems. Information that is exchanged includes contracts, owner change orders, subcontractor change orders, invoices, payments, compliance and document images.

        By enabling our solutions to interface with existing systems, we reduce duplicative data entry, resulting in significant efficiencies and eliminating data re-entry errors. In addition this allows us to protect and leverage the investment our clients already have made in these systems, limit the extent of the business process re-engineering required within the client organization and ensure these systems contain correct and up-to-date data. Interfacing with our clients' systems, we believe, increases the value of our solutions, embeds our solutions into their processes and increases the stickiness of the relationship.

Our Clients

        We offer our solutions to the many different participants involved in construction. These participants may include owners/developers, general contractors, subcontractors, architects, material suppliers and others. Our solutions have been used by more than 3,000 general contractors, owners/developers, and architects. This includes 41 of the 100 largest general contractors in North America, as ranked as of May 2012 by Engineering News-Record ("ENR") based on annual construction revenues. In addition, based on management estimates, over 300,000 subcontractors were active on our solutions during fiscal 2012. No single customer directly accounted for more than ten percent of our revenues in 2012. When we include the revenues generated both directly from a client and from the subcontractors working on projects the client controls, then the construction project activity of our top ten client relationships and of our single largest client relationship, with the PCL family of companies, accounted for 41.5% and 10.8%, respectively, of our revenue in fiscal 2012.

Our Focus on Client Support

        Our solutions support critical processes and time-sensitive interactions. As such, we have prioritized high levels of client support and created a client service organization and culture that provide timely, thorough and personalized support for every participant who comes in contact with our solutions. Client service and support is a cornerstone of our value proposition, and we believe a significant differentiator from alternative approaches and an essential element of our long-term success.

        Our client services team provides live phone-based support for all users. In addition, our large owner/developer and general contractor clients are each assigned an account team that works with the client from planning through implementation and ongoing support. This approach provides continuity and in-depth knowledge of the client's processes and the solution configurations applied to support them.

        We provide unlimited training and support, which for CPM and PQM often requires a significant amount of in-person, on-site time to effectively support large owner/developer and general contractor clients. Subcontractors using CPM or PQM and users of our other solutions are generally implemented and supported over the phone or the web. We utilize a variety of training and support methods including on-site classroom training, online tutorials, webinars and phone support.

Our Technology, Operations and Development

  Technology

        Each of our solutions was designed from inception as a software-as-a-service ("SaaS") solution with an on-demand architecture. Our clients access our solutions through a standard web browser. Our solutions each use a single code base, which results in all of our clients running on the current version of the software. We do not offer our software for purchase or behind-the-firewall operation, nor do we customize our solutions for any of our clients.

        Our technology platform is designed to deliver several key success factors:

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  Configurability.  Our approach has been to design our solutions to be highly configurable, in order to support our clients' existing business processes, workflows and organizational hierarchies without the need for customization.

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  Scalability.  Our existing infrastructure supports large transaction volumes and peaks in site traffic as required to meet our clients' requirements. Spikes in traffic are handled by allocating capacity automatically using server virtualization and other infrastructure capacity management techniques. We closely monitor utilization of all aspects of our solutions and our platform to ensure our clients experience good performance and for capacity planning purposes. Our infrastructure has been designed with sufficient capacity to meet current and near-term capacity needs, and to be expanded to support our future growth.

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  Reliability.  Our infrastructure is designed to provide high levels of uptime, performance and redundancy.

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  Security.  Our solutions—and in particular our CPM solution—handle mission-critical business processes and sensitive data. Security is of paramount importance to us. We enforce a consistent approach to roles and rights within our solutions, and these restrictions limit access to functionality to only those individuals as authorized by our clients. We also employ multiple standard technologies, protocols and processes to monitor, test and certify the security of our infrastructure continuously, including periodic security audits and penetration tests conducted by our clients and third parties.

  Technology and development

        Our technology and development organization is focused on developing new solutions and enhancing existing solutions, interfacing with our solutions to clients' existing software, conducting software and quality assurance testing and improving our core technology.

        Our development methodology, in combination with our on-demand delivery model, allows us to release new and enhanced software features on a quarterly or more frequent basis. We follow a well-defined communications process to support our clients with release management. We patch our software on a regular basis. Because all of our clients are running on a single version of each of our solutions, we do not need to maintain multiple engineering teams to support multiple versions of the code.

        As a result of our market position, we believe that our research and development efforts are uniquely positioned to benefit from input from our clients and prospects. This input enables us to continually develop new functionality while enhancing and maintaining our existing solutions.

        Our technology and development organization is located primarily at our Deerfield, Illinois and Des Moines, Iowa facilities. We also employ a small number of research and development staff that are located remotely to our offices.

        Our technology and development expenses were $4.7 million in fiscal 2010, $6.2 million in fiscal 2011 and $11.1 million in fiscal 2012. As a percentage of revenue, our technology and development expenses were 78.9% in fiscal 2010, 58.7% in fiscal 2011 and 51.3% in fiscal 2012. We have focused our technology and development efforts on continuously improving our solutions, including functionality innovations as well as platform extension. We expect technology and development expenses to increase as we expand our suite of solutions and enhance our technology infrastructure.

  Operations

        We deliver our solutions to our clients using two primary approaches:

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  For CPM, PQM, and GradeBeam, we own the operating infrastructure. This infrastructure is physically hosted at secure third-party data center facilities operated by Latisys Corp and located in Oak Brook, Illinois, for CPM and PQM, and operated by Savvis and located in Chicago, Illinois, for GradeBeam.

    We engineer and architect the actual computer, storage and network systems upon which our suite operates and deploy them to the data center facility, which provides physical security, including manned security, 365 days a year, 24 hours a day, seven days a week. We provide system security, including firewalls and encryption technology, and conduct regular system tests and vulnerability assessments and provide advance notice when maintenance is performed. In the event of a failure, we have engineered our CPM and PQM technology architecture to operate out of backup data center facility located at our headquarters in Deerfield, Illinois. This data center also hosts our development and testing environments. We conduct regular tests of the efficacy of these failover arrangements for business continuity.

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  Our other solutions utilize third-party on-demand cloud services, specifically Amazon's Elastic Compute Cloud service. This has allowed us to scale the operating infrastructure on an as-needed basis to efficiently and cost-effectively support our growth. We also utilize the Amazon Elastic Compute Cloud service to provide backup infrastructure for our GradeBeam solution.

        The security and vulnerability of our solutions is tested and assessed periodically by qualified independent third parties. We believe that we have not experienced any unauthorized access to our systems. We have been subjected to various intrusion attempts and other actions designed to disrupt our ability to deliver service to our clients but these have not to our knowledge had any material effect.

Our Sales Approaches

  Sales

        We market and sell our construction collaboration solutions to our clients through the following sales channels, each tailored to reflect the solution and our clients' preferences.

  Enterprise Relationships

        We generally seek to establish an enterprise relationship with owners/developers and general contractors, particularly in the case of our CPM, PQM and GradeBeam offerings. These solutions provide significantly greater benefits if deployed to manage all of the client's construction projects. Enterprise relationships require buy-in and commitment at the highest levels of our clients' organizations and a commitment to enterprise-wide deployment of the solution. In our experience, this requires an in-person, relationship-driven, consultative approach with a high degree of product and domain expertise on the part of our employees. Furthermore, both our clients and we desire to ensure continuity between the sales activities, business process reengineering, implementation and configuration, and training and ongoing support.

        We have therefore structured our organization such that enterprise relationship prospecting, sales, account management and support activities are performed by our client services group. This group consists of professionals organized by geography, with responsibility both for specific owner/developer and general contractor clients, and for contributing to supporting our subcontractor client base on an as-needed basis. Through both our training activities and exposure to our clients, our client services professionals become experts in our solutions and in their application to the construction industry.

        As of September 30, 2012, our client services group consisted of 37 professionals. We intend to continue to grow our client services group in order to expand our client base and ensure a continuing high level of service and support to our clients.

  Remote Sales

        Certain of our products are well suited to be used on a single project and do not require enterprise-wide deployment. Our Submittal Exchange and Greengrade solutions in particular are primarily sold on a project-by-project basis, although more than 80% of new projects are from existing clients and represent recurring activity, often without sales activity or intervention by us.

        In addition, our sales to the subcontractor community of GradeBeam and PQM are generally transactional and reflect the lower cost and complexity of these solutions.

        To address this market we operate a direct sales group that markets to, contacts and supports prospective clients remotely, primarily using email, webinars, telephone and other appropriate methods. As of September 30, 2012, our direct sales force consisted of 49 employees. We intend to grow this capability significantly in order to address the market opportunity we believe is available to us, as well as to support new product and segment initiatives.

  Marketing

        Our marketing efforts and lead generation activities consist primarily of client referrals, Internet advertising, telemarketing, trade shows, industry events and press releases. Our marketing programs target existing and prospective clients' executives and senior business leaders.

  Strategic Relationships

        We have entered into a limited number of strategic relationships that we believe allow us to provide our clients with a better experience, increase our visibility and reach in the commercial construction industry, and facilitate our geographic expansion.

  Enterprise Resource Planning System Providers

        Our CPM solutions are frequently interfaced with enterprise resource planning or accounting systems already in use by our clients.

        In order to facilitate the set up and operation of these interfaces, we have established strategic relationships with several of the enterprise resource planning providers that are prevalent in the commercial construction industry, including CMiC, Viewpoint Construction Software, Sage North

America and Computer Guidance Corporation. We are able to interface our systems to vendors with which we do not have such a relationship, but have found these relationships to be helpful in providing a more rapid and effective implementation and improved ongoing operational experience for our clients, and expect to continue to pursue such relationships. In particular, we intend to establish additional relationships in international geographies in which local enterprise resource planning providers may have significant market share or otherwise enable us to provide our clients with a better experience.

  Industry Associations

        Several industry associations exist that serve the commercial construction industry. We have sought and will continue to seek to establish strong working relationships with these associations, such as those we have established with several chapters of the Associated General Contractors of America and the American Subcontractors Association. We believe that these relationships can provide us with considerable insight into the needs of their members, allowing us to prioritize and develop solutions that better address the needs of the industry, and that these associations can help us market to their members. In some cases, we have established relationships that include endorsement of our solutions and a referral program for the associations or their chapters to reflect their role in assisting us in selling to their members.

  Minter Ellison Joint Venture

        Minter Ellison is a leading law firm based in Australia serving clients in Asia Pacific and across the world. Minter Ellison has a construction industry practice that advises extensively on construction and infrastructure development, particularly in project delivery models (including relationship-based and collaborative models), traditional procurement methods and risk management strategies. Minter Ellison's technology-focused subsidiary, Safetrac Pty. Ltd., offers on-demand software solutions, providing a range of legal compliance, policy compliance, risk management and behavioral compliance training and testing products.

        In October 2012, we established a joint venture with Minter Ellison and Safetrac to form Textura Australasia Pty. Ltd. to bring our construction collaboration solutions to the Australia and New Zealand markets. We believe that the local relationships, infrastructure and support capabilities of Minter Ellison and Safetrac, combined with our expertise and solutions, will facilitate our entry into these markets.

  Zurich North America

        We have a strategic relationship with Zurich North America ("Zurich"), a leading provider of insurance products to the construction industry. Zurich provides clients of its proprietary Subguard risk management product with a premium discount if they implement both CPM and PQM. We believe this reflects Zurich's recognition of the value of using our CPM and PQM solutions in mitigating its insurance clients' risk profiles. We do not receive compensation from Zurich for this arrangement. In addition, we have built a claims management system, ZCM, that Zurich uses in connection with Subguard.

Our Competition

        The intensity and nature of our competition varies significantly across our different solutions. We face competition both from point solution providers, including traditional software vendors and other on-demand software vendors, and from enterprise resource planning and project management solution providers that may address several functional elements of our solutions, but that may not be designed specifically for the construction market. We also compete with internally-developed and maintained technology solutions. Our current principal competitors include:

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  CPM.  We face limited competition due in large part, we believe, to the complexity of the required solution, the specific needs of the construction industry and the absence of third-party solutions that provide our lien waiver functionality. Competitive solutions that may address part of our functional capabilities include GC Pay in the North American market and ProgressClaim.com in Australia; enterprise resource planning solutions both specialized to the construction industry such as Viewpoint, the Sage family of products, CMiC Open Enterprise and eCMS and other non-specialized solutions, such as JD Edwards Enterprise One, and various solutions offered by Oracle and SAP; and document management solutions such as Aconex.

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  Submittal Exchange.  We face competition from several project management solution providers, in particular from those that are specialized in the construction industry. Such competitors include Meridian Systems, Newforma and Procore Technologies.

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  GradeBeam.  We face competition from other invitation-to-bid systems for commercial construction, including iSqFt and SmartBidNet. Certain project management and enterprise resource planning solutions also have invitation-to-bid or bid management functionality.

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  PQM.  PQM is most often being used to replace paper-based processes or to establish prequalification processes that do not currently exist. Available alternatives include in-house solutions using online form submission tools, invitation-to-bid systems and vendor review and verification services.

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  Greengrade.  We face competition from other LEED submission management technology solutions including LoraxPro and GreenWizard. Greengrade also faces competition from services provided by many specialized consulting firms, architecture firms and construction management consultancies.

        The principal competitive factors in our industry include solution functionality and scope, level of integration with other enterprise systems, ease of implementation and use, performance, security, scalability and reliability of service, brand, reputation, domain expertise, relationships within the construction industry, and financial resources of the provider. We believe total cost of ownership to be a lesser factor for most general contractors; however, cost is a significant factor in competing for subcontractors. We believe that we compete favorably with our competitors on the basis of these factors. However, some of our existing or potential competitors may have greater financial, technical, marketing and other resources, and there is no assurance that we will be able to continue to compete effectively.

Our Intellectual Property

        Our intellectual property and proprietary rights are important to our business. To safeguard them, we rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions.

        We hold 38 granted patents and allowed applications in the U.S. and internationally. Our patents cover systems and methods relating to various aspects of document generation, transfer and storage as well as the management of payments for construction projects in a computer-based system. Among other things, our patents address document storage and access, management of invoicing and direct payment in hierarchically tiered projects, single system-level user and organization registration, automated alerts and notification-based workflow process management. Although originating in a web-based construction project payment management context, several of our patents contemplate and extend to other technologies (e.g., handheld devices), customized user/organization environments and even some non-construction project situations. We will also continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of our technology and service that we believe constitute innovations providing significant competitive advantages.

        We have 50 additional patents pending with the U.S. Patent and Trademark Office and international patent offices. We will also continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of our technology and service that we believe constitute innovations providing significant competitive advantages.

        We have registered our "Textura," "Textura Construction Payment Management," "Submittal Exchange," "GradeBeam," and "Greengrade" trademarks with the U.S. Patent and Trademark Office and in several jurisdictions outside the United States. We have also registered other trademarks in the U.S. and in other jurisdictions outside the United States.

        Though we rely in part on these patents, trademarks and other intellectual property, we believe that factors such as the skills and expertise of our employees, our established presence and market share, our reputation for high levels of client service and the functionality of and frequent enhancements to our solutions also contribute significantly to our success in the marketplace.

Our Employees

        As of September 30, 2012, we had 221 employees, including 53 in client services and support, 65 in sales and marketing and 72 in technology and development. This is a 172.8% increase from the 81 employees we had as of September 30, 2011, an increase in part attributable to the acquisitions of Submittal Exchange, LLC and GradeBeam. None of our employees is covered by a collective bargaining agreement. We have never experienced a strike or similar work stoppage, and we consider our relations with our employees to be good.

Our Facilities

        Our principal offices are located in Deerfield, Illinois and Des Moines, Iowa, where we occupy approximately 63,000 square feet and 18,000 square feet of office space, respectively. We own our facility in Deerfield, Illinois and occupy the space in Des Moines, Iowa under a lease that expires in February 2017. We occupy additional leased facilities in Chicago, Illinois and Phoenix, Arizona. We believe that our facilities are sufficient for our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Our Legal Matters

        From time to time, we are subject to various legal proceedings, claims and litigation arising in the ordinary course of business. We are not party to any currently pending legal proceeding the outcome of which is likely to have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT AND BOARD OF DIRECTORS

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of December 31, 2012:

Name	Age	Position(s)
Executive Officers
Patrick J. Allin	61	Chairman and Chief Executive Officer
William Eichhorn	60	Executive Vice President
Howard Niden	55	Executive Vice President and Chief Solutions Architect
Jillian Sheehan	34	Executive Vice President and Chief Financial Officer
Matthew Ostanik	34	President, Submittal Exchange and GradeBeam
Michael Antis	34	Executive Vice President, Client Services
David Kelly	43	Executive Vice President, Client Services
Jonathan Halloran	42	Executive Vice President, Client Services
Franco Turrinelli	49	Executive Vice President, Corporate Development
Non-Employee Directors
Gregory J. Besio	55	Director
Edward K. Chandler	54	Director
Dave Habiger	43	Director
R. Michael Murray, Jr.	73	Director
General Peter Pace	67	Director
David G. Patterson	65	Director
Robert P. Wayman	67	Director

Executive Officers

        Patrick J. Allin has been our Chairman and Chief Executive Officer since co-founding our company in September 2004. Prior to co-founding Textura, Mr. Allin served as a senior client delivery partner, Chief Operating Officer and Chief Financial Officer of the Global Consulting Practice at PricewaterhouseCoopers LLP. Earlier in his career, Mr. Allin served in a number of executive positions, including President, at Moore Business Forms North America and as an audit partner at PriceWaterhouse. Mr. Allin holds a Bachelor of Commerce degree in commerce and economics from the University of Toronto and is a Canadian Chartered Accountant. Mr. Allin brings to our board of directors extensive experience with Textura's business and operations as a founder of our company.

        William Eichhorn is a co-founder of Textura and has been an Executive Vice President since October 2004. Prior to joining Textura, Mr. Eichhorn was a partner at PricewaterhouseCoopers LLP, where he served as the North American e-Business and Midwest Strategy Practices Leader amongst other roles. Earlier in his career, Mr. Eichhorn was a consultant with McKinsey & Company. Mr. Eichhorn holds a B.A. in biology and English from Brandeis University and an M.B.A. from the University of Chicago.

        Howard Niden, a co-founder of Textura, rejoined our company in June 2011 as an Executive Vice President and serves as our Chief Solutions Architect. From August 2004 to May 2011, Mr. Niden was the Global Chief Information Officer for Mayer Brown LLP, an international law firm. Earlier in his career, Mr. Niden held numerous positions with PricewaterhouseCoopers LLP including Global Chief

Technology Officer for the consulting business. Mr. Niden holds a B.A. in political science and an M.B.A. from the University of Chicago.

        Jillian Sheehan has been an Executive Vice President and our Chief Financial Officer since March 2011. Ms. Sheehan served as our Senior Vice President-Finance from March 2009 until March 2011 and as our Finance Manager from February 2006 until March 2009. Prior to joining Textura, Ms. Sheehan held accounting positions at Arthur Andersen LLP and Pasquesi Sheppard LLC. Ms. Sheehan holds a B.S. in accounting from Marquette University and an M.B.A. from DePaul University.

        Matt Ostanik has been the President of Submittal Exchange since its acquisition by Textura in November 2011 and President of GradeBeam since August 2012. Prior to joining Textura, Mr. Ostanik was the Chief Executive Officer of Submittal Exchange, a company he founded in 2003. Mr. Ostanik holds a Bachelor of Architecture and an M.B.A. from Iowa State University.

        Mike Antis has been an Executive Vice President of Client Services since April 2012. From March 2008 to April 2012, Mr. Antis served as our Vice President, Operations-U.S. West. Mr. Antis also held numerous other client service roles since joining Textura in July 2005. Prior to joining Textura, Mr. Antis was a Manager for Paragon Consulting Group, Inc. and Braun Consulting, Inc. Mr. Antis holds a B.S. in business process management and marketing from Indiana University.

        David Kelly has been an Executive Vice President of Client Services since April 2012. From March 2008 to April 2012, Mr. Kelly served as our Vice President, Operations-U.S. Southwest and began his career in March 2005, as the manager of our first two clients. Prior to joining Textura, Mr. Kelly was a Senior Manager at Paragon Consulting Group, Inc. Mr. Kelly holds a B.S. in accounting from Eastern Illinois University.

        Jonathan Halloran has been an Executive Vice President of Client Services since June 2011. Prior to joining Textura, Mr. Halloran served as the Vice President of Construction Specialties for Zurich North America's Construction business unit from October 2000 to May 2011. Prior to joining Textura, Mr. Halloran held a series of managerial, sales and operational positions in Zurich's construction underwriting and engineering units. Mr. Halloran holds a B.A. in history and a B.S. in civil engineering from the University of Notre Dame and an M.B.A. from INSEAD.

        Franco Turrinelli has been our Executive Vice President of Corporate Development since January 2010. Prior to joining Textura, from July 1996 to December 2009, Mr. Turrinelli was at William Blair & Company LLC, an investment banking firm, where he held a number of positions in Equity Research including as a technology company analyst and Group Head of Technology Research. Mr. Turrinelli holds a Bachelor of Engineering in chemical engineering from Imperial College London and an M.B.A. from the University of Chicago.

Board of Directors

        Gregory J. Besio has been a director since June 2011. Since July 2011, Mr. Besio has been the Executive Vice President and Chief Human Resources Officer of Aon plc, a global risk management, insurance, and human resources solution company. From May 2003 to July 2011, Mr. Besio held a number of executive positions at Aon, including head of global strategy and Chief Administrative Officer. Previously, Mr. Besio worked for Motorola, a technology solutions company, where he held roles including Corporate Vice President, Mobile Devices Software Development and head of Motorola's Corporate Strategy team. Mr. Besio received a B.S. in chemical engineering from the University of Notre Dame, an M.A. and a Ph.D. from Princeton University in the same discipline, and an M.B.A. from the University of Chicago. Mr. Besio brings to our board extensive experience in corporate strategy and technology gained as a business executive.

        Edward K. Chandler has been a director since December 2012. Since 1999, Mr. Chandler has been the Managing Director of Portage Venture Partners, a venture capital firm he founded in 1996; additionally he is the general partner of the Portage Venture Funds, the Graystone Venture Fund and the Draper Fisher Jurvetson Portage Fund. Prior to that, Mr. Chandler formed Prairie Capital to acquire the venture portfolio of the Continental Illinois Bank, whose venture capital affiliates he joined in 1984. Mr. Chandler serves on a number of not-for-profit boards of directors, including The Wetlands Initiative and the Greater Chicago Food Depository, as well as the boards of directors of a number of private companies. Mr. Chandler received a B.A. in economics from Yale University and an M.B.A. from Harvard Business School. Mr. Chandler brings to our board extensive knowledge of rapidly-growing technology companies and experience as a venture capitalist.

        Dave Habiger has been a director since December 2012. From July 2011 until its sale in August 2012, Mr. Habiger served as the Chief Executive Officer of NDS Group, a software solutions company for the pay television industry. From 2005 to March 2011, Mr. Habiger was the President and Chief Executive Officer of Sonic Solutions, a computer software company. Mr. Habiger serves on the advisory board for the Polsky Center for Entrepreneurship at the University of Chicago, and on the boards of directors of a number of private companies. Mr. Habiger has been a director of RealD Inc., a global licensor of 3D technologies, since August 2011, and served as a director of Sonic Solutions from October 2010 until March 2011. Mr. Habiger received a B.B.A. in business media from St. Norbert College and an M.B.A. from the University of Chicago. Mr. Habiger brings to our board extensive experience with the growth and development of technology companies, including service as a CEO at several public companies.

        R. Michael Murray, Jr. has been a director since May 2006. Mr. Murray has, since 1999, been a Director Emeritus of McKinsey & Company, a global management consulting company, a firm he joined in 1967. From 1981 to 1990, he managed the firm's Chicago office, and has also led McKinsey's Strategy and Organization Practice. Mr. Murray serves on a number of civic and charitable boards of directors, including Boston College and the Aspen Music Festival. Mr. Murray also serves on the boards of directors of a number of private companies. Mr. Murray received a B.S. in physics and an M.A. in mathematics from Boston College and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Murray brings to our board extensive management, leadership and advisory experience gained over an extensive business career.

        General Peter Pace (ret.) has been a director since December 2012. From January 2008 to December 2011, General Pace was CEO of Steven Myers and Associates Strategic Advisors, a consulting firm. General Pace retired from active duty on October 1, 2007, after more than 40 years of service in the United States Marine Corps, most recently as the Chairman of the Joint Chiefs of Staff from September 2005 until October 2007 and prior to that as the Vice Chairman of the Joint Chiefs of Staff from October 2001 to August 2005. Earlier in his career, General Pace held numerous leadership positions in the Marine Corps, including Commander, U.S. Marine Corps Forces, Atlantic/Europe/South, and Deputy Commander/Chief of Staff, U.S. Forces Japan, and served in Somalia, Vietnam, Thailand, and Korea. In June 2008, General Pace was awarded the Presidential Medal of Freedom, the United States' highest civilian honor. General Pace has served on the boards of directors of numerous charitable and civic organizations, including the Secretary of Defense's Defense Policy Board and the Marine Corps Law Enforcement Foundation. General Pace also serves on the boards of directors of several private companies. General Pace has served as a director of AAR Corp, a provider of products and services to the aviation and defense markets, since January 2011; Qualys, Inc., a provider of cloud security and compliance solutions, since May 2009; and Pike Electric Corporation, a provider of energy solutions, since February 2010. General Pace holds a B.S. in engineering from the United States Naval Academy. He holds an M.S.A. from George Washington University, attended the Harvard University Senior Executives in National and International Security program, and graduated from the National

War College. General Pace brings to our board extensive leadership and management skills, as well as broad international service and experience.

        David G. Patterson has been a director since August 2010. Since 1989, Mr. Patterson has served as the Chief Executive Officer and Chairman of Northwater Capital Management, Inc., a venture capital company he founded in 1989. Previously, Mr. Patterson served as the President of Security Pacific Futures Inc. and Director of Futures and Options at Burns Fry Limited. Mr. Patterson is a former Governor of The Montreal Exchange and Chairman of the Commodity Futures Advisory Board of Ontario of the Ontario Securities Commission. Mr. Patterson also serves on the boards of directors of a number of private companies. Mr. Patterson received an Honours B.A. from Trent University, and an M.B.A. from the University of Toronto. Mr. Patterson brings to our board extensive experience in investments and corporate finance.

        Robert P. Wayman has been a director since September 2008. In January 2007, Mr. Wayman retired from his position as Chief Financial Officer of Hewlett-Packard Company, a multinational information technology company, a position he held since 1984, and as HP's Executive Vice President, Finance and Administration, a position he held since 1992. During his 36-year career with HP, Mr. Wayman also served as HP's interim Chief Executive Officer from February 2005 until March 2005, and as a member of HP's board of directors from 1993 to 2002 and from February 2005 until March 2007. Mr. Wayman is currently a director of Affymetrix, Inc. and CareFusion Corporation and previously served as a director of Sybase Inc. Mr. Wayman received a B.S. in engineering and an M.B.A. from Northwestern University. Mr. Wayman brings to our board extensive business and executive leadership experience, including as a chief financial officer.

  Board of Directors Composition

  Current Board Composition

        Our board currently consists of eight members. Pursuant to a voting agreement by and among holders of a majority of our voting capital stock, the Northwater Funds and First Midwest Bancorp, Inc., each as holders of redeemable Series A-1 preferred stock (the "A-1 Holders"), and an affiliate of Aon plc, are each entitled to designate a member of our board of directors. Pursuant to such agreement, the Northwater Funds (as defined herein) have designated Mr. Patterson and an affiliate of Aon has designated Mr. Besio. The voting agreement further provides that an additional three directors shall be designated by our chief executive officer and the directors chosen by the A-1 Holders. Mr. Chandler, Mr. Habiger and Mr. Murray have been so designated. The voting agreement terminates upon completion of this offering.

  Classified Board of Directors Following this Offering

        Our restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors will be divided among the three classes as follows:

  •
  Class I directors, who will be Messrs.                         and                         , whose initial term will expire at the annual meeting of stockholders to be held in 2014;

  •
  Class II directors, who will be Messrs.                         , and                        , whose initial term will expire at the annual meeting of stockholders to be held in 2015; and

  •
  Class III directors, who will be Messrs.                         and                         , whose initial term will expire at the annual meeting of stockholders to be held in 2016.

        Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his successor, or his earlier death, resignation or removal.

        Our restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering provide that only our board of directors may increase or decrease the size of our board of directors and fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

        The classification of our board of directors and provisions described above may have the effect of delaying or preventing a change in control of our company. See "Description of Capital Stock—Anti-Takeover Provisions."

  Director Independence

        We intend to apply to list our common stock on the                        . The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors be independent within specified periods following the closing of an initial public offering. We intend to comply with the independence requirements under the transition rules of the                        and to have a majority of independent directors within one year of the date of this prospectus. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, or be an affiliated person of the listed company or any of its subsidiaries.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

  Audit Committee

        Our audit committee is comprised of                        ,                         and                         .                        is the chairman of our audit committee. and are each an audit committee financial expert, as that term is defined under SEC rules, and possess financial sophistication as defined under the rules of the                        . The designation does not impose on either of them any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee assists in the oversight of matters relating to our financial reporting processes and systems. Specific tasks include overseeing the quality and integrity of our financial statements, our compliance with certain regulatory requirements and internal accounting controls. The committee also reviews the performance of our independent registered public accounting firm and oversees policies associated with financial risk assessment and risk management.

  Compensation Committee

        Our compensation committee is comprised of                        and                         .                        is the chairman of our compensation committee. Each member of this committee is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (Code) and a non-employee director under Section 16 of the Exchange Act. Our compensation committee determines the various elements of executive compensation. The committee maintains authority and responsibility for the administration of our executive compensation programs, including the Stock Incentive Plan.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee is comprised of                        , and                        .                         is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee considers matters related to corporate governance, develops general criteria regarding the qualifications and selection of board members and recommends candidates for election to the Board of Directors.

Board Leadership Structure

        Our board of directors believes that our Chief Executive Officer, Patrick J. Allin, is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Our board of directors believes that the combined role of Chief Executive Officer and Chairman of the board promotes strategy development and execution, and facilitates information flow between management and our board of directors, which are essential to effective governance.

Role of Board in Risk Oversight

        Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management in to our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. From time to time, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies and presents the steps taken by management to address such risks. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight.

Code of Business Conduct and Ethics

        Prior to the consummation of this offering, we plan to adopt a code of business conduct and ethics that will apply to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.texturacorp.com. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

        The following table sets forth information regarding the compensation awarded to, earned by, or paid to each of our executive officers during the year ended September 30, 2012. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this prospectus, these three officers are referred to as our named executive officers.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	All Other Compensation(4)	Total
Patrick J. Allin	2012	$455,000	$690,000	$0	$677,899	$8,926	$1,831,825
Chief Executive Officer
Howard Niden	2012	$320,000	$165,000	$0	$423,682	$8,407	$917,089
Executive Vice President and Chief Solutions Architect
Jillian Sheehan	2012	$253,750	$215,000	$0	$362,048	$8,120	$838,918
Executive Vice President and Chief Financial Officer

(1)
Bonus amount earned in fiscal 2012 to be paid over fiscal 2013 and fiscal 2014.

(2)
During fiscal 2012, we awarded restricted stock units to Mr. Allin, Mr. Niden and Ms. Sheehan in the amount of 39,375, 5,469 and 9,346 units, respectively. The grant date fair value of the restricted stock units was $1,025,719 for Mr. Allin, $142,467 for Mr. Niden and $243,463 for Ms. Sheehan. However, the restricted stock units were awarded with a contingency that they would not become payable in cash or shares of our stock unless there were a change in control of our company or our company completed an initial public offering. As neither a change in control or initial public offering was determined to be probable, we have not recognized any share-based compensation expense for these awards. Accordingly, the amount of compensation reflected in the Stock Award column in this table is $0.

(3)
During fiscal 2012, we awarded options to Mr. Allin, Mr. Niden and Ms. Sheehan in the amount of 52,343, 32,714 and 27,955 options, respectively. The disclosed amounts represent the grant date fair value of options granted during fiscal 2012. The assumptions used in determining the grant date fair value of options are described in Note 13 of our consolidated financial statements included elsewhere in this prospectus.

(4)
Includes 401(k) plan matching contributions and the cost of life insurance premiums for each executive.

        The restricted stock units granted in 2012 will vest in three equal annual installments on the first, second and third anniversaries of the grant date; however, vesting of the restricted stock units will accelerate in full upon a change in control or the executive's termination of employment due to death or disability. Both unvested and vested restricted stock units are forfeited immediately upon the executive's termination of employment for cause. The executive is entitled to payment with respect to vested restricted stock units within thirty days following a change in control. On or after an initial public offering, the executive will be entitled to payment on the later of the applicable vesting date or upon the closing of the initial public offering.

        The exercise price of the stock options granted in 2012 is $26.05 per share, the fair market value of our stock on the grant date, as determined by us. These stock options generally vest in quarterly installments on each three-month anniversary of the grant date over a three-year period from the grant date. The executive must be employed on the applicable vesting date in order to vest in the stock options. Both unvested and vested stock options are forfeited immediately upon the executive's termination of employment for cause. The stock options expire on the 10th anniversary of the grant date, if not exercised before then.

        Our Stock Incentive Plan defines "cause" as gross negligence, personal dishonesty, incompetence, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, or the willful violation of any law, rule or regulation (other than traffic violations or similar offenses); provided, however, that if an executive has an employment agreement with us and such employment agreement defines a termination for "cause," then "cause" has the same meaning as set forth in the employment agreement.

Outstanding Equity Awards at Fiscal Year-End

        The following table shows all outstanding equity awards held by each of our named executive officers on September 30, 2012.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options- Exercisable	Number of Securities Underlying Unexercised Options- Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options- Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Patrick J. Allin	138,915	—	—	$32.52	5/2/2018	39,375(2)	$1,096,200	—	—
	38,334	—	—	$32.52	8/8/2018	—	—	—	—
	29,353	—	—	$32.52	10/29/2019	—	—	—	—
	6,458	—	—	$20.05	9/10/2020	—	—	—	—
	13,584	19,018	—	$20.05	6/2/2021	—	—	—	—
	13,085	39,258	—	$26.05	1/18/2022	—	—	—	—
Howard Niden	12,500	27,500	—	$20.05	6/13/2021	5,469(2)	$152,257	—	—
	8,178	24,536	—	$26.05	1/18/2022	10,000(3)	$278,400	—	—
Jillian Sheehan	4,000	—	—	$24.76	8/3/2017	9,346(2)	$260,193	—	—
	3,000	—	—	$32.52	8/8/2018	—	—	—	—
	17,500	2,500	—	$32.52	5/21/2019	—	—	—	—
	2,200	2,200	—	$20.05	9/10/2020	—	—	—	—
	6,562	8,438	—	$20.05	12/7/2020	—	—	—	—
	6,988	20,967	—	$26.05	1/18/2022	—	—	—	—

(1)
Options granted to Mr. Allin vest as follows: 19,019 options vest in seven installments on December 2, 2012, March 2, 2013, June 2, 2013, September 2, 2013, December 2, 2013, March 2, 2014, and June 2, 2014; and 39,258 options vest in nine installments on January 18, 2013, April 18, 2013, July 18, 2013, October 18, 2013, January 18, 2014, April 18, 2014, July 18, 2014, October 18, 2014, and January 18, 2015.

Options granted to Mr. Niden vest as follows: 27,500 options vest in eleven installments on December 13, 2012, March 13, 2013, June 13, 2013, September 13, 2013, December 13, 2013, March 13, 2014, June 13, 2014, September 13, 2014, December 13, 2014, March 13, 2015, and June 13, 2015; and 24,536 options vest in nine installments on January 18, 2013, April 18, 2013, July 18, 2013, October 18, 2013, January 18, 2014, April 18, 2014, July 18, 2014, October 18, 2014, and January 18, 2015.

Options granted to Ms. Sheehan vest as follows: 2,500 options vest in two installments on February 21, 2013 and May 21, 2013; 2,200 options vest in eight installments on December 10, 2012, March 10, 2013, June 10, 2013, September 10, 2013, December 10, 2013, March 10, 2014, June 10, 2014, and September 10, 2014; 8,438 options vest in nine installments on December 7, 2012, March 7, 2013, June 7, 2013, September 7, 2013, December 7, 2013, March 7, 2014, June 7, 2014, September 7, 2014, and December 7, 2014; and 20,967 options vest in nine installments on January 18, 2013, April 18, 2013, July 18, 2013, October 18, 2013, January 18, 2014, April 18, 2014, July 18, 2014, October 18, 2014, and January 18, 2015.

(2)
The restricted stock units vest as described in the text following the Summary Compensation Table; provided, however, that they will become payable only upon a change in control of our company or completion of an initial public offering.

(3)
Restricted stock units vest quarterly on each three-month anniversary of the grant date provided Mr. Niden remains employed through the vesting date, and further provided all restricted stock units will vest upon a change in control, termination of his restricted stock unit agreement or his termination of employment due to death or disability. The restricted stock units become payable within 30 days following a change in control.

(4)
Based on market value of our company of $27.84 per share as determined as of September 30, 2012.

        In addition to the stock awards listed in the table above, Mr. Allin, Mr. Niden and Ms. Sheehan owned the following RSUs as of September 30, 2012: Mr. Allin (4,313), Mr. Niden (5,000) and Ms. Sheehan (9,346). These RSUs are fully vested, but do not become payable unless there is a change in control of our company or our company completes an initial public offering.

Defined Contribution Plan

        We maintain a tax-qualified defined contribution plan that covers all eligible employees who are over age 21. The plan permits employees to make pre-tax contributions and provides for discretionary employer matching contributions and profit sharing contributions. Employer contributions vest over five years. We do not maintain any nonqualified defined contribution or deferred compensation plans or arrangements for our named executive officers. In addition, we do not maintain any qualified or non-qualified defined benefit pension plans.

Employment Agreements with Executive Officers

        The following is a summary of the employment agreements with Mr. Allin and Mr. Niden as currently in effect.

        Patrick J. Allin.    We entered into an employment agreement with Patrick J. Allin, our Chief Executive Officer, on October 1, 2010.

        The agreement continues until September 30, 2013, and is automatically extended for two-year periods commencing October 1, 2013, unless we or Mr. Allin deliver a notice of non-continuation before March 31, 2013 or any subsequent March 31 prior to the expiration of a two-year period.

        The employment agreement with Mr. Allin specifies an annual base salary of $455,000, with an annual review by the board of directors or compensation committee, to determine whether to adjust Mr. Allin's base salary.

        The agreement specifies that Mr. Allin shall be eligible to participate in any performance bonus plans, long-term incentive plans and equity-based compensation plans established by our company for its officers. The agreement specifies that Mr. Allin shall be eligible for a target bonus contingent upon achievement of performance goals set by our company, as determined by our board of directors or a relevant committee of the board.

        Under the employment agreement, Mr. Allin is eligible to participate in all employee benefits plans and other benefits programs made available to similarly situated executive employees.

        As part of his employment, Mr. Allin is entitled to payments upon termination of his employment for death, disability, termination by us without cause or termination by him for good reason. If his termination occurs by reason of death or disability, he will receive a bonus for the year of his termination. If we terminate Mr. Allin's employment other than for cause, or he terminates for good reason, he will receive (a) salary continuation for 24 months, (b) a payment of his target bonus for the year of his termination, (c) 24 months of medical, dental and vision coverage, (d) vesting of any outstanding share and share-based awards and an extended period to exercise options and (e) outplacement services. If we do not renew Mr. Allin's employment agreement and terminate his employment without cause, he will receive: (a) salary continuation for 12 months, (b) the target bonus for the year in which his termination occurred, (c) 12 months of medical, dental and vision coverage and (d) vesting of any outstanding share and share-based awards and an extended period to exercise options. If Mr. Allin's employment is terminated due to his death or disability, he will receive a lump sum payment equal to the higher of his actual bonus paid for the immediately preceding year or the target bonus for the year of termination. Severance benefits are generally conditioned on Mr. Allin's execution and delivery of a release of claims.

        "Good reason" is defined as a material diminution in compensation, authority, duties or responsibilities as CEO, or the budget over which he retains authority, or a material breach by us of his agreement. A voluntary termination during the 90 days following the first anniversary of a change in control also will be a termination for good reason. "Cause" is defined as willful and continued failure to perform his duties, willful misconduct or dishonesty, which injures us, engaging in egregious misconduct involving serious moral turpitude, his refusal or failure to substantially comply with our rules, policies or code of business conduct, commission of an act that could result in his disqualification from being employed by us, failure to cooperate in any internal investigation or external proceeding, or felony or other crime involving moral turpitude.

        Our employment agreement with Mr. Allin, among other things, also includes confidentiality provisions, and non-competition, non-solicitation and non-disparagement restrictive covenants that extend for a period of two years following termination of employment.

        Howard Niden.    Mr. Niden rejoined our company in June 2011 as an Executive Vice President and our Chief Solutions Architect. Mr. Niden's offer letter provides for a base salary of $320,000 annually and a target bonus of 100% of base salary. The offer letter also provides for the grant of 15,000 restricted stock units, which were awarded on June 13, 2011. 5,000 of the restricted stock units vested on the first anniversary of the grant date, while the remainder will vest on a quarterly basis on each three-month anniversary of the grant date through June 2015. The restricted stock units that are vested become payable upon a change in control of our company or the completion of an initial public offering by our company. Additionally, the offer letter provides for a grant of stock options to purchase 40,000 shares of common stock at an exercise price of $20.05, with the following vesting schedule: 25% to vest at the end of 12 months and ratable quarterly vesting thereafter for 36 months, exercisable for five years. If we terminate Mr. Niden's employment without cause or other than due to his death or disability, he will receive 6 months of base salary, contingent upon his execution and delivery of a release of claims. If we terminate Mr. Niden's employment without cause or other than due to his death or disability within 12 months following a change in control, he will receive 12 months of base salary and immediate vesting of outstanding options and restricted stock awards (except for performance-based restricted stock awards), contingent upon his execution and delivery of a release of claims.

        "Cause" is defined as Mr. Niden's commission of a felony in connection with his performance of job obligations or which adversely affects his ability to perform such obligations, gross negligence, dishonesty, breach of fiduciary duty, commission of an act of fraud or embezzlement which results in loss, damage, or injury to us, disclosure of our confidentiality or proprietary information in violation of his restrictive covenants, or continued substantial willful nonperformance of his employment duties after he has received a written demand for performance and has failed to cure such nonperformance.

Stock Incentive Plan

        We initially adopted our Stock Incentive Plan in October 2007, at the beginning of our 2008 fiscal year. Our board of directors amended and restated and our stockholders approved an amendment and restatement of our Stock Incentive Plan in 2009. Our Stock Incentive Plan provides for the grant of non-statutory stock options, stock, restricted stock units, and stock appreciation rights, to our employees, directors, and independent contractors.

  Authorized Shares

        A total of 1,700,000 shares of our common stock and Series A-2 preferred stock have been reserved for issuance pursuant to our Stock Incentive Plan. As of the close of fiscal 2012, 1,222,882 options to purchase our common stock and 314,809 restricted stock units were outstanding. No awards relating to our Series A-2 preferred stock have been granted.

  Plan Administration

        The compensation committee of our board of directors administers our Stock Incentive Plan. Subject to the provisions of our Stock Incentive Plan, the committee has the power to administer the plan, including but not limited to the power to establish, amend, suspend and waive such rules and regulations as it deems necessary for the proper administration of the Stock Incentive Plan, to make whatever determinations and interpretations in connection with the Stock Incentive Plan it deems necessary or advisable with respect to participants, and to determine the terms of the awards, including the exercise price, the number and type of shares subject to each such award, the exercisability of the awards, vesting or other restrictions applicable to the award, the time period within which the option may be exercised, and the form of consideration, if any, payable upon exercise. The committee may extend the time period within which the option may be exercised for a period not exceeding five years past the end date of the original option period and in accordance with any applicable provisions of Section 409A of the Code. The committee also has the authority to amend existing awards to comply with Section 409A of the Code or for other reasons, provided that such amendment may not materially and adversely affect the rights of a participant under such award.

  Stock Options

        Our Stock Incentive Plan provides that the exercise price of options granted thereunder must at least be equal to the fair market value of our stock on the date of grant, unless the committee provides otherwise in the specified award, in which case the terms of such option shall comply with the requirements of Section 409A of the Code to avoid the additional taxes referenced therein. The committee determines the methods of payment of the exercise price of an option, which may include cash or shares. Our Stock Incentive Plan also provides that after the termination of service of an employee, director, or independent contractor, he or she may exercise his or her options for the period of time stated in his or her option agreement up to 90 days following termination. Additionally, all options will terminate upon termination for cause. Subject to the provisions of our Stock Incentive Plan, the committee determines the other terms of options.

        If a participant pays for all or any portion of the aggregate option purchase price by withholding a number of shares upon exercise of an option, the committee may grant a reload option. Such reload option may grant the participant a new option for the number of shares equal to the number tendered as consideration for the purchase of shares under the former option under terms satisfactory to the committee.

        Options may be exercised through payment of the exercise price in cash or in a cashless exercise by withholding of shares otherwise deliverable upon exercise of the option.

  Stock Appreciation Rights

        A stock appreciation right granted under our Stock Incentive Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the fair market value on the date of exercise (or, if the committee shall so determine, at any time during a specified period before or after the date of exercise) over (ii) the grant price of the stock appreciation right as specified by the committee, which price shall not be less than 100% of the fair market value on the date of grant of the stock appreciation right. Subject to the terms of our Stock Incentive Plan and any applicable award, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any stock appreciation right shall be as determined by the committee. The committee may impose such conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate.

  Stock Grants

        Shares of our common stock or Series A-2 preferred stock that vest in accordance with terms and conditions established by the committee may be granted under our Stock Incentive Plan. The committee determines the number of shares of stock granted to any employee, director, or independent contractor and, subject to the provisions of our Stock Incentive Plan, determines the terms and conditions of such awards. The committee may impose whatever conditions to vesting it determines to be appropriate (for example, the committee may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of stock grants generally have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the committee provides otherwise, except that the dividends shall be accumulated in an escrow account and shall not be paid to the participant unless and until the expiration of any restrictions or satisfaction of any performance requirements. Unless the Committee provides otherwise in the specified award or otherwise consents in writing, all of the shares of stock covered by a stock grant shall be forfeited if the applicable restrictions or performance obligations do not expire or are not satisfied. Upon forfeiture of shares of stock, such shares shall be transferred back to us without further action by the participant.

  Restricted Stock Units

        A restricted stock unit confers on the holder a right to receive a share of common stock (or other converted ownership interest as may be provided under the restricted stock unit agreement) or a cash payment equal to the value of a share of common stock, if and when the restricted stock unit becomes payable. Subject to the provisions of our Stock Incentive Plan, the committee determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment.

  Outside Directors

        Our Stock Incentive Plan provides that non-employee directors are eligible to receive all types of awards under our Stock Incentive Plan.

  Non-Transferability of Awards

        Unless the committee provides otherwise, our Stock Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

  Certain Adjustments

        In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our Stock Incentive Plan, the committee will adjust the number and class of shares that may be delivered under our Stock Incentive Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our Stock Incentive Plan.

  Change in Control

        Unless the committee provides otherwise in the specified award, upon 30 days advance written notice by us to the participant of our intent to consummate a change in control, we shall have the right, exercisable in our sole discretion, to require that the participant exercise his or her right to purchase all the shares that the participant has a vested right to purchase under an existing award within the 10-day period following the expiration of the advance notice period. If the participant fails to exercise such right as to all the shares that the participant has a vested right to purchase within such 10-day period, then to the extent not so exercised, all remaining purchase rights under the outstanding options (regardless of their vested status) shall be immediately forfeited.

        No acceleration of vesting will occur upon a change in control unless the committee provides otherwise in the specified award or otherwise consents in writing. In the event we merge with or into another corporation, or we experience a change in control, unless the award agreement provides otherwise, each outstanding award may be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation.

        The committee may, without obtaining participant consent, require that each option that is outstanding on the date of a change in control be terminated as of the date of the change in control in exchange for a cash payment to the participant equal to the product of (a) the number of shares that the participant has a vested and, if approved by the committee, the unvested right to purchase under the award as of the date of the change in control and (b) the excess (if any) of the price paid for a share of common stock or Series A-2 preferred stock in the change in control transaction (as determined by the committee) over the purchase price per share under such option. Each option that is outstanding and unexercised immediately prior to the change in control, whether vested or unvested, that has an exercise price greater than or equal to the price paid for a share of common stock or Series A-2 preferred stock in the change in control (as determined by the committee), may be cancelled at such time, without obtaining participant consent, by the committee.

        "Change in control" means the occurrence of the following events, subject to certain exceptions: (a) any person (other than us, a trustee or other fiduciary holding securities under an employee benefit plan of our company or an underwriter) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our securities representing more than 70% of the total voting power of our company; (b) the consummation of a merger or consolidation of our company with or into any other corporation or any other corporate reorganization if more than 70% of the combined voting power of our voting securities or such surviving entity (or any parent thereof) outstanding immediately after such merger, consolidation or reorganization is owned by persons who were not shareholders of our company immediately prior to such merger, consolidation or reorganization; (c) the complete liquidation or dissolution of our company; or (d) the sale or disposition of all or substantially all of our assets.

  Amendments; Terminations

        The committee has the authority to amend, suspend or terminate our Stock Incentive Plan provided such action does not impair the existing rights of any participant. Our Stock Incentive Plan automatically terminates in 2017, unless we terminate it sooner.

Director Compensation

        Non-employee directors received an annual fee of $22,500 and stock and option awards described below for fiscal 2012, except for Mr. Besio, Marc Parise and Mr. Patterson, who served on the board in fiscal 2012 as designees of Aon Corporation, First Midwest Bancorp and Northwater Intellectual Property Fund, L.P. 1, respectively, and did not receive any compensation for service on the board. The employee directors received no compensation for their services as directors.

        The following table provides information on the compensation of our non-management directors in fiscal 2012.

Director Compensation for Fiscal 2012

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	Total
Peter de Roetth(3)	$22,500	$0	$233,155	$255,655
H. Patrick Hackett, Jr.(3)	22,500	0	9,877	32,377
R. Michael Murray, Jr.	22,500	0	36,666	59,166
Robert Wayman	22,500	0	90,258	112,758

(1)
During fiscal 2012, we awarded 2,702 restricted stock units to Mr. de Roetth, 2,702 restricted stock units to Mr. Hackett, 5,597 restricted stock units to Mr. Murray and 6,079 restricted stock units to Mr. Wayman. The grant date fair value of the restricted stock units was $70,387 for each of Mr. de Roetth and Mr. Hackett, $145,802 for Mr. Murray and $158,358 for Mr. Wayman. However, the restricted stock units were awarded with a contingency that they would not become payable in cash or shares of our stock unless there were a change in control of our company or our company completed an initial public offering. As neither a change in control or initial public offering was determined to be probable, we have not recognized any share-based compensation expense for these awards. Accordingly, the amount of compensation reflected in the Stock Award column in this table is $0. As of September 30, 2012, the following directors owned restricted stock units in the amounts indicated after their names: Mr. de Roetth (2,702), Mr. Hackett (2,702), Mr. Murray (5,597) and Mr. Wayman (6,079).

(2)
During fiscal 2012, we awarded 18,129 stock options to Mr. de Roetth, 768 stock options to Mr. Hackett, 2,851 stock options to Mr. Murray and 7,018 stock options to Mr. Wayman. The grant date fair value of these awards is shown. The assumptions used in determining the grant date fair value of options are described in Note 13 of our audited consolidated financial statements included elsewhere in this prospectus. As of September 30, 2012, the following directors owned options in the amounts indicated after their names: Mr. de Roetth (18,129), Mr. Hackett (31,268), Mr. Murray (33,351) and Mr. Wayman (32,018).

(3)
Resigned from the board of directors effective November 2012.

        The restricted stock units awarded to directors during fiscal 2012 were awarded with a contingency that they would not become payable in cash or shares of our stock, at our option, unless there were a change in control of our company or our company completed an initial public offering. The restricted stock units generally vest in full on the first anniversary of the grant date; vesting of the restricted stock units will accelerate in full upon a change in control or the director's termination of service due to death or disability. The director must be a member of our board of directors on the applicable vesting date in order to vest in the restricted stock units. The director is entitled to payment with respect to vested restricted stock units within thirty days following a change in control.

        The exercise price of the stock options awarded to directors during fiscal 2012 was $26.05 per share, the fair market value of our stock on the grant date, as determined by us. The stock options generally vest in full on the first anniversary of the grant date; vesting of the stock options will accelerate in full upon a change in control or the director's termination of service due to death or disability. The director must be a member of our board of directors on the applicable vesting date in order to vest in the stock options. The stock options expire on the 10th anniversary of the grant date, if not exercised before then.

        Following the completion of this offering, we intend to implement a formal policy under which our non-employee directors will be eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and committees of the board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        During fiscal 2012, our Compensation Committee was composed solely of independent directors: Mr. Murray and Mr. Wayman. No member of our Compensation Committee during fiscal 2012 was an employee or officer or former employee or officer of Textura Corporation. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or its Compensation Committee during fiscal 2012.

 CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        We describe below transactions and series of similar transactions, during our last three years, to which we were a participant or will be a participant, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

  First Midwest Bank

        In 2007, we purchased property and constructed our headquarters building in Deerfield, Illinois. To finance the purchase and real estate improvements, over the course of 2007 through 2009 we borrowed $11.9 million under a construction loan agreement with First Midwest Bank. The construction agreement was subsequently modified in 2009 and 2011. Under the construction loan agreement, as currently modified, our outstanding principal balance was $10,718,575 at September 30, 2012, with interest accruing at 5.5%. In fiscal 2010, we paid principal and interest under the loan of $224,550 and $671,912, respectively. In fiscal 2011, we paid principal and interest under the loan of $196,750 and $524,340, respectively. In fiscal 2012, we paid principal and interest under the loan of $500,000 and $625,262, respectively. Under the terms of the construction loan agreement, principal of $250,000 is due each February and August, until the loan matures in August 2016, at which time outstanding principal of $8,718,575 will become due. The agreement also includes a financial covenant requiring us to maintain certain debt service coverage ratios. We did not satisfy this covenant in fiscal 2012, and compliance with the covenant and any related default was waived by the First Midwest Bank through December 31, 2013.

        In connection with the modification to the construction loan agreement in 2011, we also issued warrants to First Midwest Bank, to purchase 10,000 shares of our common stock. As of September 30, 2012, First Midwest Bancorp, an affiliate of First Midwest Bank, beneficially owned approximately 7.3% of our outstanding common stock through its ownership of redeemable Series A-1 preferred stock. See "Principal Stockholders." Under our bylaws, First Midwest Bank also has the right to appoint a director to our board of directors until the completion of this offering.

  Aon Risk Services

        In 2009, we entered into a referral agreement with Aon Risk Services Central, Inc. ("Aon Risk Services"), which is an affiliate of one of our investors. Such agreement compensates Aon Risk Services for customer referrals based on revenues we generate related to those customers. A warrant to purchase 10,000 shares of our common stock was issued pursuant to the referral agreement in the year ended September 30, 2010. In addition, in 2010, we and Aon Risk Services entered into a service agreement, pursuant to which we were paid $1,000,000 in advance for software development services to improve Aon Risk Services' software. This payment was deferred and recognized as revenue as development services were provided. The deferred revenue balance accrues interest and is increased by a portion of the referral fees due to Aon Risk Services; the remainder of the referral fees due is paid in cash. The deferred revenue balance was $538,000 and $655,000 as of September 30, 2011 and September 30, 2012, respectively. We also provide hosting services to Aon Risk Services for a fixed annual fee of less than $120,000. As of September 30, 2012, Aon Risk Services Company, Inc., an affiliate of Aon Risk Services, beneficially owned approximately 6.6% of our outstanding common stock. See "Principal Stockholders." Under our bylaws, Aon plc also has the right to appoint a director to our board of directors until the completion of this offering.

  Convertible Debentures Financings

        Certain of our directors and 5% stockholders participated in our convertible debenture financings. See Note 7 of the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for a description of such financings. The following table summarizes the principal amount of convertible debentures and attached warrants purchased by each of our directors and 5% stockholders in connection with such financings and, in the case of the 2010 convertible debentures, the number of additional warrants issued upon the mandatory conversion of such convertible debentures in fiscal 2011.

	2010 Convertible Debentures			2011 Convertible Debentures
Name	Principal Amount	Attached Warrants	Warrants Issued Upon Conversion	Principal Amount	Attached Warrants
Affiliates of Northwater Capital Inc.	$2,000,000	37,736	3,085	$11,284,848	125,413
Peter de Roetth, affiliates and family members	409,929	7,735	554	228,808	2,542
H. Patrick Hackett, Jr. and affiliates	250,000	4,717	280	1,253,211	13,927
R. Michael Murray, Jr. and affiliates	765,000	14,434	1,146	—	—
Robert P. Wayman and affiliates	450,000	8,490	534	250,000	2,778

Policies and Procedures for Related Person Transactions

        Our board of directors intends to adopt a written related person policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 2012, and as adjusted to reflect the sale of common stock offered by us in this offering and the conversion of all outstanding shares of our convertible preferred stock, for:

  •
  each person known by us to be the beneficial owner of more than five percent of any class of our voting securities;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our directors and executive officers as a group.

        We have based our calculation of beneficial ownership prior to the offering on 6,869,192 shares of common stock outstanding on September 30, 2012, which assumes the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 2,584,255 shares of common stock. We have based our calculation of beneficial ownership after the offering on                        shares of common stock outstanding immediately after completion of this offering, which gives effect to the issuance of                         shares of common stock in this offering and the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 2,584,255 shares of common stock and assumes:

  •
  the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Stock Units into 481,700 shares of our common stock; and

  •
  the conversion of all of our outstanding convertible debentures and accrued interest thereon through September 30, 2012 into                         shares of common stock at a conversion price equal to the initial offering price based on an assumed initial offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus and assuming the conversion had occurred on September 30, 2012.

        The actual number of shares issued upon the conversion of the convertible debentures is based on the assumptions set forth above and will likely differ from the number appearing in this discussion and the following table and footnotes. Ownership information assumes no exercise of the underwriters' over-allotment option.

        We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own. We have deemed shares of our common stock subject to warrants and options that are currently exercisable or exercisable within 60 days of September 30, 2012 to be outstanding and to be beneficially owned by the person holding the warrant or option for the purpose of computing the percentage ownership of that person, but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

	Before the Offering		After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Shares	Number of Shares Beneficially Owned	Percentage of All Shares
Greater Than 5% Stockholders
Northwater Capital Inc. and affiliated funds(1) 181 Bay Street, Suite 4700 Toronto, ON, Canada M5J 2T3	1,819,052	25.6%
First Midwest Bancorp, Inc.(2) One Pierce Place, Suite 1500 Itasca, IL 60143	504,567	7.3%
H. Patrick Hackett, Jr.(3) c/o Textura Corporation 1405 Lake Cook Road Deerfield, IL 60015	498,595	7.2%
Aon Risk Services Companies, Inc.(4) 200 East Randolph Street Chicago, IL 60601	452,683	6.6%
Named Executive Officers and Directors
Patrick J. Allin(5)	697,107	9.8%
Howard Niden(6)	46,381	*
Jillian Sheehan(7)	40,250	*
Gregory J. Besio	—	*
Edward K. Chandler(8)	55,764	*
Dave Habiger	—	*
R. Michael Murray, Jr.(9)	156,721	2.3%
General Peter Pace	—	*
David G. Patterson(10)	1,819,052	25.6%
Robert P. Wayman(11)	132,106	1.9%
All Directors and Executive Officers as a Group (16 persons)(12)	3,470,235	45.1%

*
Represents less than 1.0%.

(1)
Includes 73,601 shares of common stock owned by Northwater Capital Inc.; 237,663 shares of common stock owned by Northwater Intellectual Property Fund LP 1; 243,258 shares of common stock owned by Northwater Intellectual Property Fund 2; 1,035,473 shares of common stock issuable upon conversion of 729,206 shares of convertible preferred stock owned by Northwater Intellectual Property Fund LP 1; warrants to purchase 18,509 shares of common stock owned by Northwater Capital Inc.; warrants to purchase 107,362 shares of common stock owned by Northwater Intellectual Property Fund LP 2; and warrants to purchase 103,186 shares of common stock owned by Northwater Intellectual Property Fund LP 3A. Northwater Intellectual Property Fund LP 1, Northwater Intellectual Property Fund LP 2 and Northwater Intellectual Property Fund LP 3A (the "Northwater Funds") are investment funds managed by Northwater Capital Inc.

(2)
Includes 88,853 shares of common stock and 405,714 shares of common stock issuable upon conversion of 285,714 shares of convertible preferred stock and warrants to purchase 10,000 shares of common stock.

(3)
Includes 27,036 shares of common stock, 106,151 shares of common stock issuable upon the conversion of 55,715 shares of convertible preferred stock and warrants to purchase 16,443 shares of common stock owned by Mr. Hackett jointly with his wife; 291,453 shares of common stock and warrants to purchase 28,845 shares of common stock owned by a limited liability company controlled by Mr. Hackett; and options to purchase 28,667 shares of common stock.

(4)
Includes warrants to purchase 10,000 shares of common stock. Aon Risk Services Companies, Inc. is a wholly-owned subsidiary of Aon plc.

(5)
Includes 108,271 shares of common stock and 14,200 shares of common stock issuable upon the conversion of 10,000 shares of convertible preferred stock owned by Mr. Allin; 129,000 shares of common stock owned by trusts of which Mr. Allin or a member of his family are trustees; 205,907 shares of common stock owned by a family limited liability company controlled by Mr. Allin; and options to purchase 239,729 shares of common stock.

(6)
Includes 25,036 shares of common stock; warrants to purchase 667 shares of common stock and options to purchase 20,678 shares of common stock.

(7)
Includes options to purchase 40,250 shares of common stock.

(8)
Includes 1,010 shares of common stock and 10,143 shares of common stock issuable upon conversion of 7,143 shares of convertible preferred stock owned by Mr. Chandler and 4,039 shares of common stock and 40,572 shares of common stock issuable upon the conversion of 28,572 shares of convertible preferred stock owned by Longboat Partners, a partnership controlled by Mr. Chandler.

(9)
Includes 13,510 shares of common stock and 28,400 shares of common stock issuable upon conversion of 20,000 shares of convertible preferred stock and warrants to purchase 6,754 shares of common stock owned by Mr. Murray; and 21,221 shares of common stock and 47,559 shares of common stock issuable upon conversion of 33,492 shares of convertible preferred stock and warrants to purchase 10,610 shares of common stock owned by family limited partnerships controlled by Mr. Murray; and options to purchase 28,667 shares of common stock.

(10)
Includes all shares described in Footnote 1. Mr. Patterson is the president of Northwater Capital Inc. and exercises investment and voting control over all of the shares owned by Northwater Capital Inc. and the Northwater Funds.

(11)
Includes 20,194 shares of common stock owned by Mr. Wayman and 66,340 shares of common stock and warrants to purchase 20,572 shares of common stock owned by a trust of which Mr. Wayman is trustee; and options to purchase 25,000 shares of common stock.

(12)
Includes 1,465,498 shares of common stock; 1,186,490 shares of common stock issuable upon the conversion of 835,556 shares of convertible preferred stock; warrants to purchase 267,678 shares of common stock and options to purchase 550,569 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

General

        The following descriptions of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering. For more detailed information, please see copies of these documents, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

        Our authorized capital stock consists of 30,000,000 shares with a par value of $0.001 per share, of which:

  •
  20,000,000 shares are designated as common stock, and

  •
  10,000,000 shares are designated as preferred stock.

        As of September 30, 2012, after giving effect to the adjustments described below, there were outstanding:

  •
                                shares of common stock, held of record by approximately            stockholders;

  •
                                shares of common stock issuable upon settlement of restricted stock units outstanding as of September 30, 2012;

  •
                                shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2012, with a weighted average exercise price of approximately $            per share;

  •
                                shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2012, with a weighted average exercise price of approximately $            per share (including warrants to purchase preferred stock that upon the closing of this offering will become warrants to purchase common stock).

        The number of shares of our common stock outstanding as of September 30, 2012 as shown above assumes:

  •
  the conversion of all outstanding shares of our convertible preferred stock into                  shares of our common stock;

  •
  the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into 481,700 shares of our common stock;

  •
  the conversion of all of our outstanding convertible debentures and accrued interest thereon through September 30, 2012 into                  shares of our common stock at a conversion price equal to the initial offering price based on an assumed initial offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for such purpose. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        As of September 30, 2012, there were 1,819,898 shares of our convertible preferred stock outstanding. Immediately prior to the closing of this offering, each outstanding share of our convertible preferred stock will convert into 1.42 shares of our common stock and holders will be entitled to receipt of cumulative unpaid dividends thereon, which we may satisfy in cash or shares of our common stock.

        Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders would receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

        As of September 30, 2012, we had outstanding warrants to purchase 623,095 shares of common stock at a weighted average exercise price of $26.85 per share.

  Convertible Debenture Financing Warrants

        We issued $38,236,841 in aggregate principal amount convertible debentures with detachable warrants to purchase common stock in connection with three separate financing rounds beginning in November 2008. These financing rounds, and the warrants issued in connection with each round, are listed below. None of the warrants issued in connection with these financing rounds have been exercised and all are currently exercisable.

  2009 Convertible Debentures

        An aggregate of 185,212 warrants was issued to the purchasers of the 2009 convertible debentures. These warrants have an exercise price of $32.52 per share and expire on May 1, 2019.

  2010 Convertible Debentures

        An aggregate of 215,291 warrants was issued to the purchasers of the 2010 convertible debentures. These warrants have an exercise price of $26.50 per share and expire on March 31, 2020.

  2011 Convertible Debentures

        An aggregate of 190,592 warrants was issued to the purchasers of the 2011 convertible debentures. These warrants have an exercise price of $30.00 per share and expire on September 15, 2021.

  Other Warrants

  Warrants to Purchase Common Stock

        We have issued a total of 32,000 other warrants to purchase common stock that remain outstanding as of September 30, 2012. These warrants were issued in connection with other financings or to customers or service providers. These warrants, all of which are currently exercisable, have a weighted average exercise price of $26.94 and expire from November 2014 to August 2021.

  Warrants to Purchase Preferred Stock

        We have also issued warrants to purchase an aggregate of 58,727 shares of Series A-2 preferred stock which remained outstanding as of September 30, 2012. The exercise price of these warrants is $7.00 per share of Series A-2 preferred stock and have an expiration date of September 2013. Upon the completion of this offering, these warrants will become warrants to purchase an aggregate of 83,392 shares of common stock at an exercise price of            per share.

Anti-Takeover Provisions

        Certificate of Incorporation and Bylaws.    Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

        Board Composition and Filling Vacancies.    Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

        Undesignated Preferred Stock.    Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise and may have the effect of delaying, deterring or preventing a change in control of us. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

        No Written Consent of Stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limitation may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

        Limits on ability of stockholders to call a special meeting.    Our certificate of incorporation provides that special meetings of the stockholders may be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors then in office. These restrictions may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

        Requirements for advance notification of stockholder nominations and proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting the preceding year. As a result, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

        Section 203 of the Delaware General Corporation Law.    Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of our outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amendments to Certification of Incorporation and Bylaws; Approval of Mergers

        Amendments to Certificate of Incorporation and Bylaws.    As required by Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to board composition and filling vacancies, action by written consent of stockholders, calling of special meetings and the amendment of our certificate of incorporation must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, and not less than 66 2/3% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment.

        Approval of Mergers.    Our certificate of incorporation provides that any merger requiring approval by stockholders under Delaware General Corporation Law must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the approval of any such merger.

Venue

        Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company is deemed to have received notice of and consented to the foregoing provision. The enforceability of similar choice of forum provisions in other companies' charters has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be                        . The transfer agent and registrar's address is                        .

Listing

        Our common stock has been approved for listing on the                        under the trading symbol "TXTR."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

        Upon the completion of this offering a total of                  shares of common stock will be outstanding, assuming that there are no exercises of options or warrants after September 30, 2012. Of these shares, all shares of common stock sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining                  shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        Subject to the lock-up agreements described under "Underwriting" and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market at various times beginning more than 180 days after the date of this prospectus.

        In addition, of the                  shares of our common stock that were subject to stock options outstanding as of September 30, 2012, options to purchase                  shares of common stock were vested as of September 30, 2012 and will be eligible for sale at various times beginning more than 180 days after the date of this prospectus.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock on the                  during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described under "Underwriting," be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Statements

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our Stock Incentive Plan. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

        This summary assumes that shares of our common stock are held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

        For purposes of this summary, a "Non-U.S. Holder" means a beneficial owner of common stock that for U.S. federal income tax purposes is not treated as a partnership and is not a U.S. Person (defined in the next sentence). A "U.S. Person" for purposes of this summary is:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or any other organization treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, if (i) a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

        There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

        THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

        As discussed under "Dividend Policy" above, we do not currently expect to pay regular dividends on our common stock. If we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder's basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock." Any distribution on our common stock would also be subject to the discussion below in "—Additional Withholding and Information Reporting Requirements."

        Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Non-U.S. Holder qualifies for an exemption from or a reduction in the rate of withholding and provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

  •
  IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, that the Non-U.S. Holder is entitled to an exemption from or a reduction in the rate of withholding of tax under an applicable income tax treaty, or

  •
  IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on common stock is not subject to withholding of tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates as described below).

        The certification requirement described above must be provided to us or our agent prior to the payment of dividends and may be required to be updated periodically. This certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

        Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

        If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding of tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional "branch profits tax" equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

        If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

        Subject to the discussion below in "—Additional Withholding and Information Reporting Requirements," in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding of tax on gain realized upon such holder's sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a "United States real property holding corporation," as defined in the Internal Revenue Code (a "USRPHC"), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder's holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

        If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder's capital gains allocable to U.S. sources (including gain, if any, realized on a disposition of our common stock) exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

        Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as our common stock is "regularly traded on an established securities market" at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the holder's holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Each Non-U.S. Holder is urged to consult its own tax advisor about the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Information Reporting Requirements

        Legislation enacted in March 2010 (commonly referred to as "FATCA") generally will impose a 30% withholding tax on U.S. source dividends and gross proceeds from the sale or other disposition of stock or property that is capable of producing U.S. source dividends paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Internal Revenue Code) unless such foreign financial institution enters into a reporting agreement with the U.S. Treasury Department to collect and disclose certain information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners) and satisfies certain other requirements, and (ii) certain other non-U.S. entities unless the entity provides the payor with information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. As currently proposed, the FATCA withholding rules would apply to certain payments, including dividend payments on our common stock, if any, paid after December 31, 2013, and to payments of gross proceeds from the sale or other dispositions of our common stock paid after December 31, 2016. These new FATCA withholding rules apply regardless of whether a payment would otherwise be exempt from the withholding of tax described above in respect of distributions on and dispositions of our common stock.

        Although administrative guidance and proposed regulations have been issued, regulations implementing the new FATCA regime have not yet been finalized and the exact scope of these rules and their effective dates remains unclear and potentially subject to material changes. Each Non-U.S. Holder is urged to consult its own tax advisor about the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding of tax under FATCA.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder's country of residence, organization or incorporation.

        Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to withholding of U.S. federal income tax, as described above in "—Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Each Non-U.S. Holder is urged to consult its own tax advisor about the application of the information reporting and backup withholding rules to them.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

        Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Medicare Contributions Tax

        A 3.8% tax is imposed on the net investment income (which includes dividends and gains recognized upon of a disposition of stock) of certain individuals, trusts and estates with adjusted gross income in excess of certain thresholds. This tax is imposed on individuals, estates and trusts that are U.S. Persons. The tax is expressly not imposed on nonresident aliens; however, estates and trusts that are not U.S. Persons are not expressly exempted from the tax. Therefore, each Non-U.S. Holder is urged to consult its own tax advisor about the application of this Medicare contribution tax in their particular situations.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and William Blair & Company, L.L.C. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
William Blair & Company, L.L.C.
JMP Securities LLC
Oppenheimer & Co. Inc.
Barrington Research Associates, Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                        additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except (i) issuances pursuant to the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof and described in the prospectus, (ii) issuances of common stock pursuant to the exercise or vesting of warrants, stock options, restricted stock units or other equity awards outstanding on the date hereof or granted pursuant to the terms of a plan in effect on the date hereof (provided that any stock options, restricted stock units or other equity awards granted on or after the date of the completion of this offering will not vest or become exercisable during the "lock-up" period), (iii) the filing by us of any registration statement on Form S-8 or a successor form thereto in connection with stock incentive plans referred to in this prospectus or (iv) the issuance of shares of common stock or other securities convertible into or exercisable or exchangeable for common stock in connection with a joint venture or any other strategic transaction or any acquisitions by us of the securities, business property or other assets of another entity, provided that (x) the aggregate number of shares issued pursuant to this clause (iv) shall not exceed 5% of the total number of outstanding shares of common stock immediately following the completion of this offering and (y) any recipient of such securities issued pursuant to this clause (iv) execute and deliver to Credit Suisse Securities (USA) LLC a lock-up agreement (as described below). However, in the event that we cease to be an emerging growth company during the "lock-up" period and either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        Our officers and directors and certain of our other stockholders and holders of securities convertible into commons stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that the we cease to be an emerging growth company during the "lock-up" period and either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on                        , under the symbol "TXTR."

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of, and prospects for, the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the general condition of the securities markets at the time of the offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the                        or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

Other Relationships and Conflicts of Interest

        Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common shares to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall require the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each Relevant Member State) includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each underwriter:

  •
  has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the sale or issue of common stock in circumstances in which section 21 of FSMA does not apply to such underwriter; and

  •
  has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

        This prospectus is directed solely at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act (Financial Promotion) Order 2005 (all such persons together being referred to as "relevant persons"). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with relevant persons only.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

  •
  the purchaser is a "Canadian permitted client" as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

  •
  where required by law, the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Mayer Brown LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

        The consolidated financial statements and financial statement schedule of Textura Corporation as of September 30, 2011 and 2012 and for each of the three years in the period ended September 30, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Submittal Exchange, LLC as of November 6, 2011 and for the period from January 1, 2011 to November 6, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. Textura maintains a website at www.texturacorp.com. You may also access our periodic reports, proxy statements and other information free of charge at this website as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Textura Corporation:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable Series A-1 preferred stock and deficit, and cash flows present fairly, in all material respects, the financial position of Textura Corporation and its subsidiaries at September 30, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
January 9, 2013

Textura Corporation

Consolidated Balance Sheets

(in thousands, except per share amounts)

	September 30, 2011	September 30, 2012	Pro forma September 30, 2012
			(Unaudited) (See Note 15)
Assets
Current assets
Cash and cash equivalents	$5,941	$4,174
Accounts receivable, net of allowance for doubtful accounts of $24 and $59 at September 30, 2011 and 2012, respectively	329	1,621
Prepaid expenses and other current assets	305	701

Total current assets	6,575	6,496
Property and equipment, net	19,515	17,775
Restricted cash	1,000	1,000
Goodwill	—	17,949
Intangible assets, net	—	7,722
Other assets	215	157

Total assets	$27,305	$51,099

Liabilities, Redeemable Series A-1 Preferred Stock and Shareholders' Equity (Deficit)
Current liabilities
Accounts payable	$786	$1,055
Accrued expenses	4,564	6,939
Deferred revenue	4,749	12,793
Loan payable to related party	500	500

Total current liabilities	10,599	21,287
Deferred revenue, long-term	530	1,373
Convertible debentures	1,964	15,888	$—
Conversion option liability	153	439	—
Deferred tax liabilities	—	160
Loan payable to related party, long-term	10,719	10,219

Total liabilities	23,965	49,366

Commitments and contingencies (Note 10)
Redeemable Series A-1 preferred stock, $.001 par value; 1,441 shares authorized at September 30, 2011 and 2012; 1,015 shares issued and outstanding at September 30, 2011 and 2012; no shares authorized, issued and outstanding pro forma (unaudited)	39,762	43,135	—
Shareholders' Equity (Deficit)
Series A-2 preferred stock, $.001 par value; 1,058 shares authorized at September 30, 2011 and 2012; 805 shares issued and outstanding at September 30, 2011 and 2012; no shares authorized, issued and outstanding pro forma (unaudited)	1	1	—
Common stock, $.001 par value; 20,000 shares authorized; 4,483 and 4,496 shares issued; and 4,272 and 4,285 shares outstanding at September 30, 2011 and 2012; and issued and outstanding pro forma (unaudited)	4	4	4
Additional paid in capital	94,129	95,394	164,099
Treasury stock, at cost; 211 shares	(5,231)	(5,231)	(5,231)
Accumulated deficit	(125,325)	(141,252)	(143,693)

Total Textura Corporation shareholders' equity (deficit)	(36,422)	(51,084)	15,179
Non-controlling interest	—	9,682	—

Total shareholders' equity (deficit)	(36,422)	(41,402)	15,179

Total liabilities, redeemable Series A-1 preferred stock and deficit	$27,305	$51,099

The accompanying notes are an integral part of these consolidated financial statements.

Textura Corporation

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended September 30,
	2010	2011	2012
Revenues	$6,020	$10,514	$21,681
Operating expenses
Cost of services (exclusive of depreciation and amortization shown separately below)	4,187	4,395	6,152
General and administrative	5,654	6,856	11,105
Sales and marketing	3,122	2,601	5,995
Technology and development	4,747	6,169	11,123
Depreciation and amortization	2,621	2,161	4,080

Total operating expenses	20,331	22,182	38,455

Loss from operations	(14,311)	(11,668)	(16,774)
Other expense, net
Interest income	11	4	5
Interest expense	(1,623)	(7,264)	(2,205)
Change in fair value of conversion option liability	—	—	181

Total other expense, net	(1,612)	(7,260)	(2,019)

Loss before income taxes	(15,923)	(18,928)	(18,793)
Income tax provision (benefit)	—	—	—

Net loss	(15,923)	(18,928)	(18,793)
Less: Net loss attributable to non-controlling interest	—	—	(2,866)

Net loss attributable to Textura Corporation	(15,923)	(18,928)	(15,927)
Accretion (decretion) of redeemable Series A-1 preferred stock	(19,802)	11,486	3,373
Dividends on Series A-2 preferred stock	480	480	480
Undistributed earnings allocated to participating securities	1,506	—	—

Net income (loss) available to Textura Corporation common shareholders	$1,893	$(30,894)	$(19,780)

Net income (loss) available to Textura Corporation common shareholders, basic and diluted	$1,893	$(30,894)	$(19,780)
Net income (loss) per share available to Textura Corporation common shareholders:
Basic	$0.55	$(8.36)	$(4.63)
Diluted	$0.53	$(8.36)	$(4.63)
Weighted average number of common shares outstanding:
Basic	3,471	3,696	4,274
Diluted	3,583	3,696	4,274
Pro forma net loss per share available to Textura Corporation common shareholders, basic and diluted (unaudited)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

Textura Corporation

Statements of Redeemable Series A-1 Preferred Stock and Deficit

(in thousands)

	Redeemable Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock					Total Textura Corporation Shareholders' Deficit
							Additional Paid-In Capital	Treasury Stock	Accumulated Deficit		Non- Controlling Interest	Total Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at October 1, 2009	1,015	$48,078	805	$1	3,471	$3	$57,299	$(5,231)	$(90,474)	$(38,402)	$—	$(38,402)
Share-based compensation	—	—	—	—	—	—	2,125	—	—	2,125	—	2,125
Warrants issued for referral fees	—	—	—	—	—	—	67	—	—	67	—	67
Warrants issued with debt issuance	—	—	—	—	—	—	1,149	—	—	1,149	—	1,149
Beneficial conversion feature on debt issuance	—	—	—	—	—	—	186	—	—	186	—	186
Redeemable Series A-1 preferred decretion	—	(19,802)	—	—	—	—	19,802	—	—	19,802	—	19,802
Net loss	—	—	—	—	—	—	—	—	(15,923)	(15,923)	—	(15,923)

Balances at September 30, 2010	1,015	28,276	805	1	3,471	3	80,628	(5,231)	(106,397)	(30,996)	—	(30,996)
Share-based compensation	—	—	—	—	—	—	1,468	—	—	1,468	—	1,468
Warrants issued for mortgage renewal	—	—	—	—	—	—	109			109		109
Warrants issued with debt issuance	—	—	—	—	—	—	969	—	—	969	—	969
Beneficial conversion feature on debt issuance	—	—	—	—	—	—	96	—	—	96	—	96
Conversion of convertible debentures into common stock	—	—	—	—	801	1	22,345	—	—	22,346	—	22,346
Redeemable Series A-1 preferred accretion	—	11,486	—	—	—	—	(11,486)	—	—	(11,486)	—	(11,486)
Net loss	—	—	—	—	—	—	—	—	(18,928)	(18,928)	—	(18,928)

Balances at September 30, 2011	1,015	39,762	805	1	4,272	4	94,129	(5,231)	(125,325)	(36,422)	—	(36,422)
Share-based compensation	—	—	—	—	—	—	2,676	—	—	2,676	—	2,676
Issuance of common stock upon exercise of warrants	—	—	—	—	13	—	322	—	—	322	—	322
Warrants issued with debt issuance	—	—	—	—	—	—	1,660	—	—	1,660	—	1,660
Beneficial conversion feature on debt issuance	—	—	—	—	—	—	140	—	—	140	—	140
Deferred tax liability on beneficial conversion feature	—	—	—	—	—	—	(160)	—	—	(160)	—	(160)
Acquisition of Submittal Exchange Holdings	—	—	—	—	—	—	—	—	—	—	12,548	12,548
Redeemable Series A-1 preferred accretion	—	3,373	—	—	—	—	(3,373)	—	—	(3,373)	—	(3,373)
Net loss	—	—	—	—	—	—	—	—	(15,927)	(15,927)	(2,866)	(18,793)

Balances at September 30, 2012	1,015	$43,135	805	$1	4,285	$4	$95,394	$(5,231)	$(141,252)	$(51,084)	$9,682	$(41,402)

The accompanying notes are an integral part of these consolidated financial statements.

Textura Corporation

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended September 30,
	2010	2011	2012
Cash flows from operating activities
Net loss	$(15,923)	$(18,928)	$(18,793)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	2,621	2,161	4,080
Interest expense on convertible debentures	979	6,588	1,526
Change in fair value of conversion option liability	—	—	(181)
Share-based compensation	2,125	1,468	2,676
Warrants issued for referral fees	67	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(231)	142	(694)
Prepaid expenses and other assets	(24)	(19)	(221)
Deferred revenue, including long-term portion	1,250	2,882	6,128
Accounts payable	(323)	145	181
Accrued expenses	(383)	3,652	1,895

Net cash used in operating activities	(9,842)	(1,909)	(3,403)

Cash flows from investing activities
Increase in restricted cash	—	(100)	(100)
Purchases of property and equipment	(184)	(326)	(393)
Acquisitions of businesses, net of cash acquired	—	—	(12,349)

Net cash used in investing activities	(184)	(426)	(12,842)

Cash flows from financing activities
Principal payments on loan payable	(225)	(197)	(500)
Proceeds from convertible debentures	7,270	4,836	13,004
Proceeds from issuance of warrants	1,149	629	1,660
Proceeds from exercise of warrants	—	—	321
Other financing activity	—	(68)	(7)

Net cash provided by financing activities	8,194	5,200	14,478

Net increase (decrease) in cash and cash equivalents	(1,832)	2,865	(1,767)
Cash and cash equivalents
Beginning of year	4,908	3,076	5,941

End of year	$3,076	$5,941	$4,174

Supplemental cash flow data:
Cash paid for interest	$672	$524	$625
Non-cash investing and financing activities:
Accretion (decretion) of redeemable Series A-1 preferred stock	$(19,802)	$11,486	$3,373
Issuance of common stock upon conversion of debentures	—	17,730	—
Warrants issued for mortgage renewal	—	109	—

The accompanying notes are an integral part of these consolidated financial statements.

Textura Corporation

Notes to Consolidated Financial Statements

(in thousands, except per share data)

1. Description of Business

        Textura Corporation (the "Company") was originally formed as a Wisconsin limited liability company (Textura, LLC) in 2004 and converted to a Delaware corporation in 2007. The Company provides on-demand business collaboration software solutions to the commercial construction industry. The Company's solutions increase efficiency, permit better risk management, and provide better visibility and control of construction activities to clients and address several mission-critical business processes at various stages of the construction project life cycle.

        The Company is subject to a number of risks similar to other companies in a comparable stage of growth including, but not limited to, reliance on key personnel, the ability to access capital to support future growth, successful marketing of its solutions in an emerging market, and competition from other companies with potentially greater technical, financial and marketing resources.

        The Company has incurred significant losses and negative cash flows from operations and continues to devote the majority of its resources to the growth of the Company's business. The Company has an accumulated deficit of $141,252 as of September 30, 2012. To date, the Company's activities have been financed primarily through the issuance of convertible debentures, commercial debt, and the sale of equity securities. Failure to generate sufficient revenue or raise additional capital could have a material adverse effect on the Company's ability to meet its intended business objectives.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Textura Corporation and its subsidiaries. All significant intercompany transactions are eliminated.

        On November 7, 2011, the Company obtained a controlling interest in Submittal Exchange Holdings, LLC ("Submittal Exchange Holdings"), which acquired Submittal Exchange, LLC ("Submittal Exchange") (see Note 3). The Company controls Submittal Exchange Holdings through its ownership of 100% of the voting class of units and its entitlement to make all decisions affecting Submittal Exchange Holdings with the exception of limited decision-making rights of the non-controlling interest holders that are protective in nature. The former shareholders of Submittal Exchange received Class A preferred units of Submittal Exchange Holdings, which are reflected as non-controlling interest in the consolidated financial statements. The Class A preferred units will automatically convert into Textura common shares on a 1:1 basis upon an initial public offering of Textura or a change in control of Textura or Submittal Exchange Holdings, at which time the non-controlling interest will be eliminated.

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances at the balance sheet date. Actual results could differ from those

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

estimates. Significant estimates are involved in the Company's revenue recognition, accounting for convertible debentures, depreciation, amortization and assumptions for share-based payments.

Cash and Cash Equivalents

        The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains cash accounts in which the balances, at times, exceed the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts.

Restricted Cash

        The Company is required to maintain compensating cash balances with two financial institutions. These cash balances are set aside per provisions of contracts with these institutions and cannot be used in the daily operations of the business.

Revenue Recognition

        For the Company's CPM, Submittal Exchange, and Greengrade solutions, the Company earns revenue from owners/developers, general contractors and architects in the form of project fees and monthly fees; and from subcontractors in the form of usage fees. For the Company's GradeBeam and PQM solutions, the Company earns revenue in the form of subscription fees. The Company's arrangements do not contain general rights of return and do not provide customers with the right to take possession of the software supporting the solutions and, as a result, are accounted for as service contracts.

        All of the Company's solutions include training and support. The Company evaluates whether the individual deliverables in its arrangements qualify as separate units of accounting. In order to treat deliverables in a multiple deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. In determining whether deliverables have standalone value, the Company considers whether solutions are sold to new customers without training and support, the nature of the training and support provided and the availability of the training and support from other vendors. The Company concluded that training and support do not have standalone value because they are never sold separately, do not have value to the customer without the solution and are not available from other vendors. Accordingly, the training and support are combined with the solution and treated as a single unit of accounting.

        The Company recognizes this revenue when there is evidence that an agreement exists with the customer and the customer has begun deriving benefit from use of the solution, the fee is fixed and determinable, delivery of our services has occurred, and collection of payment from the project participant is reasonably assured. The Company recognizes project fees and usage fees ratably over the average estimated life of the project and contract, respectively, and recognizes subscription fees over the subscription period. The average estimated life of the project and contract is estimated by management based on periodic review and analysis of historical data. The applicable estimated life is based on the project or contract value falling within certain predetermined ranges, as well as the solution on which the project is being managed. The Company performs periodic reviews of actual

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

project and contract data and revises estimates as necessary. Estimated project life durations range from 5 to 28 months, and estimated contract life durations range from 5 to 11 months. Subscription periods typically range from 6 to 24 months.

Allowance for Doubtful Accounts

        The Company records an allowance for doubtful accounts for amounts due from customers that it does not expect to collect. The Company monitors its accounts receivable and updates the allowance for doubtful accounts when it becomes aware of changes in collectability. The Company estimates the allowance based on historical write-offs and recoveries, as well as aging trends. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential losses.

Property and Equipment

        Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method.

        Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. Maintenance and repairs are charged to expense as incurred. The estimated useful lives of the assets are as follows:

Buildings	30 years
Computer equipment	2 years
Office furniture	5 years
Leasehold improvements	5 years
Source software	3 years

        The Company incurs costs, primarily consisting of employee-related and third-party contractor costs, to develop and maintain its source software. The Company expenses costs incurred during the planning and post-implementation phases of development of its solutions. During the solution development phase, costs incurred are capitalized. Capitalized software development costs are amortized over their estimated useful life of three years. These capitalized costs are reflected as source software and the amortization is charged to depreciation and amortization in the consolidated statements of operations. All software development costs incurred during the years ended September 30, 2010, 2011 and 2012 have been expensed.

Goodwill

        Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is not amortized. The Company tests goodwill for impairment at the reporting unit level on an annual basis in the fourth quarter or whenever events or circumstances indicate that an impairment loss may have been incurred. The testing for impairment of goodwill involves a two step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value, including goodwill. The Company uses an income approach, specifically a discounted cash flow model ("DCF model"), to determine the fair value of each reporting unit. The DCF model utilizes management's revenue and expense projections and as such involves significant

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

assumptions as to revenue growth, operating costs and expenses, operating cash flows, as well as various assumptions for attrition, weighted average cost of capital and terminal growth. If the reporting unit's fair value is greater than its carrying value, the reporting unit's goodwill is not considered to be impaired. If the reporting unit's fair value is less than its carrying value, then the second step is performed to determine if the goodwill has been impaired. In the second step, the implied fair value of goodwill is determined by subtracting from the fair value of the reporting unit the sum of the fair values of all the net tangible and other intangible assets of the reporting unit, including those that may not have been previously recorded. A goodwill impairment charge would be recognized for the amount that the carrying value exceeds this implied fair value.

        The Company evaluated both qualitative and quantitative characteristics in determining its reporting units. Based on this evaluation, the Company determined that it has one reporting unit. Each of the components within this reporting unit was determined to have similar economic characteristics and therefore was aggregated. The Company reached this conclusion because the components of its reporting unit utilize a common distribution platform that enables sharing of resources and development across solutions, provide for the expansion of its suite of solutions to various stages of the construction process lifecycle to a similar customer base, and, in the long term, are expeced to have comparable earnings before tax and interest percentages. The Company also believes that goodwill is recoverable from the overall operations given the economies of scale and leveraging capabilities of the various components.

Intangible Assets

        The Company's identifiable intangible assets consist of developed product technologies, customer relationships, trademarks and covenants not to compete. These assets have been acquired through acquisitions and were initially recorded at fair value. Identifiable intangible assets are amortized over their estimated useful lives using the straight-line method. The estimated useful lives of the assets are as follows:

Developed product technology	3 years
Customer relationships	10 years
Trademarks	3 - 5 years
Covenants not to compete	2 - 4 years

        The Company generally employs the income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product/service life cycles, economic barriers to entry and the discount rate applied to the cash flows.

Impairment of Long-Lived Assets

        The Company evaluates long-lived assets, including property and equipment, software and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Examples of such events or circumstances include,

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

but are not limited to, significant underperformance relative to historical or projected future results, significant negative changes in the manner of use of the acquired assets in the Company's business, or material negative changes in relationships with significant customers. Recoverability is measured by a comparison of the carrying value to the future undiscounted net cash flows associated with the asset or asset group. If the carrying value exceeds the undiscounted cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the fair value of the asset or asset group.

        During 2012, the actual operating results for GradeBeam met assumptions management used to determine the purchase price of the acquisition but underperformed compared to GradeBeam's revenue forecast at the time of acquisition. In preparing projected future results and analysis of recent actual results, the Company believed a triggering event had occurred requiring an impairment analysis. Our impairment analysis of GradeBeam's developed technology and customer relationship carrying values during the fourth quarter of 2012 indicated there was no impairment.

Segment Reporting

        The Company has one operating segment, providing on-demand business collaboration software solutions to the commercial construction industry. The Company's chief operating decision maker, the Chief Executive Officer, manages the Company's operations based on consolidated financial information for purposes of evaluating financial performance and allocating resources.

        The Company's revenues are principally generated in the United States, which accounted for 98.7%, 90.1%, and 89.9% of consolidated revenues for the years ended September 30, 2010, 2011, and 2012, respectively, with the remainder primarily from customers located in Canada. Including the revenues generated both directly from a client and from the subcontractors working on projects the client controls, our largest customer accounted for 14.8%, 13.4% and 10.8% of consolidated revenues in the years ended September 30, 2010, 2011 and 2012, respectively. No single customer accounted for 10% or more of the accounts receivable balance at September 30, 2012. As of September 30, 2011, two customers individually accounted for 13.8% and 10.7% of the accounts receivable balance. There are no significant assets outside of the United States.

Share-Based Compensation

        The Company recognizes share-based compensation on stock option grants to employees and directors in the consolidated statements of operations based on their grant date fair values. The grant date fair values of the Company's stock options are amortized over the awards' service periods on a straight-line basis. The Company also issues restricted stock units to employees and directors with performance conditions triggered by a change in control or completion of an initial public offering. As the Company determined that neither of these events was probable, there has been no compensation charged to operations for restricted stock units.

Income Taxes

        The Company accounts for income taxes using an asset and liability approach, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

Convertible Debentures

        The Company has issued convertible debentures with detachable warrants to purchase common stock. The Company evaluates features of the convertible debentures to determine whether embedded derivatives must be bifurcated and accounted for separately. Separately-accounted for derivative financial instruments are recorded at fair value as of the issuance date of the convertible debentures, as a debt discount, and remeasured to fair value as of each subsequent balance sheet date. The Company determines the fair value of the debt using a discounted cash flow analysis based on the stated interest rate of the debt and scheduled principal payments, applying the Company's incremental borrowing rate as the discount factor and the fair value of the detachable warrants using the Black-Scholes method. Proceeds remaining after recording any derivative financial instruments were allocated to the convertible debentures and the detachable warrants based on their relative fair values at the time of issuance. The unamortized debt discounts arising from separately-accounted for derivative financial instruments and the allocation of proceeds to the detachable warrants are amortized to interest expense from the issuance date through the various maturity dates of the convertible debentures.

        A beneficial conversion feature exists if, at the issuance date, the accounting conversion price of the convertible debenture is less than the fair value of the common stock into which it is convertible. The Company calculates the amount of any beneficial conversion feature as the difference between the fair value of common stock at the issuance date and the accounting conversion price, multiplied by the number of common shares the investor can receive under the terms of the agreement. The beneficial conversion feature is recorded as a reduction to the convertible debenture's net carrying value and is amortized over the period from the date of issuance to the maturity date of the convertible debenture.

Debt Issuance Costs

        The Company incurred bank fees and loan filing costs and issued warrants in connection with loan origination or related amendments. These debt issuance costs are recorded in other assets and amortized to interest expense over the term of the related debt.

Accretion of Redeemable Series A-1 Preferred Stock

        The Company's redeemable Series A-1 preferred stock is redeemable at the election of the majority of the preferred stock holders beginning in October 2014. To the extent that redemption is requested, the holders will receive the greater of the fair value of the preferred stock at the time of redemption plus cumulative unpaid dividends, regardless if declared or undeclared, or the original issuance price plus cumulative unpaid dividends. The Company accretes the carrying value of the redeemable Series A-1 preferred stock to the redemption value each reporting period through a decrease or increase to additional paid-in capital. Upon completion of an initial public offering, the redeemable Series A-1 preferred stock will automatically convert to common shares at a fixed conversion rate of 1:1.42 and the Company will not record any further accretion.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurements are classified and disclosed in one of the following three categories:

  Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities;

  Level 2—Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted market prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

  Level 3—Valuations based on inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

        The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, restricted cash, accounts payable, and accrued expenses approximate fair value because of their short maturities. The carrying values of the bank loan payable and the convertible debentures approximate their fair values based on a comparison of the interest rate and terms of such debt to the rates and terms of similar debt available for each period.

        The Company determined that certain embedded features of the 2011 convertible debentures (see Note 7) were required to be bifurcated and accounted for as derivatives. The derivative financial instruments were initially recorded at fair value as of the issuance dates of the convertible debentures as a debt discount and are remeasured to fair value as of each subsequent balance sheet date. The fair value was determined using the binomial lattice pricing model.

        The Company determined the fair value using Level 3 inputs as follows:

	9/15/2011	10/24/2011	9/30/2012
Dividend yield	—	—	—
Volatility	40%	40%	40%
Risk-free rate	0.96%	1.07%	0.46%

        The following table sets forth a reconciliation of changes in the fair value of derivative financial instruments classified as liabilities:

	2011	2012
Balance as of October 1	$—	$153
Initial fair value recorded as debt discount	153	467
Change in fair value included in earnings	—	(181)

Balance as of September 30	$153	$439

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Transactions

        The functional currency of the Company is the United States Dollar. Asset and liability balances denominated in a foreign currency are remeasured to U.S. dollars at end-of-period exchange rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the period. Foreign currency transaction differences are included in the statement of operations as incurred.

Net Income (Loss) Per Share

        Basic net income (loss) per share ("EPS") available to Textura Corporation common shareholders is calculated by dividing the net income (loss) available to Textura Corporation common shareholders by the weighted average number of common shares outstanding, less any treasury shares, during the period using the two-class method. This method is used for computing basic net income (loss) per share when companies have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. Under the two-class method, net income (loss) is allocated between common shares and other participating securities based on their participation rights in both distributed and undistributed earnings. The Company's redeemable Series A-1 preferred stock, Series A-2 preferred stock and non-controlling interest are participating securities, since the stockholders are entitled to share equally in dividends declared or the undistributed earnings of the Company with the common stockholders based on their equivalent common shares.

        In calculating net income (loss) available to common shareholders, cumulative undeclared preferred stock dividends on the Series A-2 preferred stock and accretion in the redemption value of the redeemable Series A-1 preferred stock are deducted from net income (loss) attributable to Textura Corporation. As the holders of the redeemable Series A-1 preferred stock, Series A-2 preferred stock and non-controlling interest were not contractually required to share in the Company's losses, in applying the two-class method to compute basic net loss per share there was no allocation of the Company's net losses to the participating securities for the years ended September 30, 2011 and 2012. For the year ended September 30, 2010, undistributed earnings were allocated to the preferred stockholders based on 2,762 equivalent common shares. Diluted EPS is calculated by giving effect to all potential common shares outstanding during the period, including redeemable and convertible preferred stock, convertible debentures, non-controlling interest, stock options, restricted stock units and warrants. Potential common shares in the diluted EPS calculation are excluded to the extent that they would be anti-dilutive.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

        The computation of diluted net income (loss) per share available to Textura Corporation common shareholders for the year ended September 30, 2010 is as follows:

Year Ended September 30, 2010
Net income available to Textura Corporation common shareholders, basic and diluted	$1,893

Diluted weighted average shares:
Weighted average shares outstanding, basic	3,471
Add back: dilutive stock options	40
Add back: dilutive warrants	72

Weighted average shares used to compute diluted earnings per share	3,583

Net income per share available to Textura Corporation common shareholders, diluted	$0.53

        The following potential common shares were excluded from the computation of diluted net loss per share available to Textura Corporation common shareholders:

	Years Ended September 30,
	2010	2011	2012
Conversion of redeemable or convertible preferred stock	2,762	2,752	2,779
Conversion of Submittal Exchange Holdings Class A preferred units	—	—	482
Vesting of restricted stock units	116	174	315
Exercise of stock options	841	918	1,224
Exercise of common and preferred warrants	357	562	706
Conversion of convertible debentures	642	—	—

Total excluded securities	4,718	4,406	5,506

        Preferred stock, Submittal Exchange Holdings Class A preferred units and restricted stock units are considered contingently issuable common shares and accordingly would not be included in diluted EPS until the contingency has been met. The table also excludes conversion of 2011 Debentures (see Note 7), because the number of shares upon conversion cannot be calculated until an initial public offering.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

        In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment ("ASU 2011-08"), to simplify how entities test goodwill for impairment. ASU 2011-08 allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a greater than 50% likelihood exists that the fair value is less than the carrying amount then a two-step goodwill impairment test as described in Topic 350 must be performed. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 but are eligible for early adoption. The Company does not believe adoption of this new guidance will have a significant impact on its consolidated financial statements.

        In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income ("ASU 2011-05"). ASU 2011-05 requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No 2011-05 ("ASU 2011-12"). The amendments in ASU 2011-12 defer certain changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of ASU 2011-05 and ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 but is eligible for early adoption. The Company is evaluating the effect of the presentation options of ASU 2011-05 and ASU 2011-12 on its financial statement presentation of comprehensive income; however, based on the historical amounts recorded under other comprehensive income, the Company does not expect this standard will have a material impact on its consolidated financial statements.

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. The amendments are effective for the Company in fiscal year 2013. The Company does not believe adoption of this guidance will have a significant impact on its consolidated financial statements.

3. Acquisitions

        On October 19, 2011, the Company acquired certain assets and assumed certain liabilities of GradeBeam, LLC ("GradeBeam"). GradeBeam supports the process of obtaining construction bids, identifying potential bidders, inviting them to bid, and tracking bidding intent. Their solutions expand the Company's suite of solutions, especially in the planning phase of projects. The aggregate purchase price of $9,969 was paid in cash.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

3. Acquisitions (Continued)

        The purchase price of the acquisition was allocated to the net assets acquired based on the fair values at the date of acquisition. Goodwill represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired. The Company believes the goodwill reflects its expectations related to economies of scale and leveraging of the GradeBeam solution with existing solution offerings. Identifiable intangible assets consist of developed product technologies, customer relationships, trademarks and covenants not to compete. Goodwill is deductible for tax purposes. The total purchase price has been allocated as follows:

Identifiable intangible assets	$3,970
Goodwill	6,945
Deferred revenues	(1,120)
Other current assets (liabilities), net	174

Net assets acquired	$9,969

        On November 7, 2011, the Company's subsidiary, Submittal Exchange Holdings acquired all of the issued and outstanding membership units of Submittal Exchange. Submittal Exchange solutions enable the collection, review and routing of project documents and facilitates the management of environmental certification. Their solutions expand the Company's suite of solutions, especially in the exchange and management of project documents.

        The Company received 85 Class A common units of Submittal Exchange Holdings in exchange for cash consideration of $2,404 and the payment of Submittal Exchange's notes payable of $403. In exchange for preferred units in Submittal Exchange, the former owners received 482 Class A preferred units in Submittal Exchange Holdings. These Class A preferred units are mandatorily convertible on a 1:1 basis into common shares of the Company under certain conditions, including a qualifying initial public offering. The Company has determined it has a controlling interest in Submittal Exchange Holdings because it has sole responsibility for operating the Submittal Exchange business. While voting of each common and preferred unit is on a 1:1 basis, the preferred unit shareholders voting rights are limited to liquidation matters. Distributions and allocation of profits or losses are done on a pro-rata capital basis until the respective basis in both classes is reduced to zero and thereafter at 99% to the Class A common units and 1% to the Class A preferred units.

        A summary of the purchase price for the acquisition is as follows:

Cash consideration	$2,404
Payment of outstanding Submittal Exchange debt	403
Issuance of 482 Submittal Exchange Holdings Class A preferred units at $26.05 per unit	12,548

$15,355

        The purchase price of the acquisition was allocated to the net assets acquired based on the fair values at the date of acquisition. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets acquired. The Company believes the goodwill reflects its expectations related to economies of scale and leveraging of the Submittal Exchange

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

3. Acquisitions (Continued)

solution with existing solution offerings. Identifiable intangible assets consist of developed product technologies, customer relationships, trademarks and covenants not to compete. Goodwill is not deductible for tax purposes. The total purchase price has been allocated as follows:

Identifiable intangible assets	$5,550
Goodwill	11,004
Property and equipment	58
Deferred revenues	(1,640)
Other current assets (liabilities), net	383

Net assets acquired	$15,355

        The following table contains unaudited pro forma consolidated statements of operations information assuming the acquisitions of GradeBeam and Submittal Exchange occurred on October 1, 2010 and includes adjustments for amortization of intangible assets and interest expense. This pro forma information is presented for illustrative purposes only and is not indicative of what actual results would have been if the acquisitions had taken place on October 1, 2010, or of future results.

	Years Ended September 30,
	2011	2012
Revenues	$15,172	$22,167
Loss from operations	(14,985)	(17,653)
Net loss available to Textura Corporation common shareholders	(32,408)	(20,076)
Net loss per share, basic and diluted	$(8.77)	$(4.70)

4. Property and Equipment

        The following is a summary of property and equipment, at cost less accumulated depreciation, at September 30:

	September 30,
	2011	2012
Land	$4,276	$4,276
Computer equipment	2,584	2,280
Furniture and fixtures	1,058	1,240
Leasehold improvements	9	9
Building	14,806	14,880
Source software	4,457	4,503

	27,190	27,188
Less: Accumulated depreciation and amortization	(7,675)	(9,413)

	$19,515	$17,775

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

4. Property and Equipment (Continued)

        Depreciation of property and equipment was $1,369, $909 and $1,030 for the years ended September 30, 2010, 2011 and 2012, respectively.

        Amortization of source software was $1,252 for each of the years ended September 30, 2010, 2011 and 2012.

5. Goodwill and Other Intangible Assets

        The Company's goodwill and other intangible assets have been recorded at fair value as of the acquisition date. The change in the carrying value of goodwill for the year ended September 30, 2012 is as follows:

Balance at beginning of year	$—
Acquisitions	17,949

$17,949

        The carrying amount and accumulated amortization of identifiable intangible assets consisted of the following as of September 30, 2012:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed product technologies	$2,640	$806	$1,834
Customer relationships	4,330	387	3,943
Trademarks	1,150	218	932
Covenants not to compete	1,400	387	1,013

	$9,520	$1,798	$7,722

        Amortization expense related to identifiable intangible assets was $0, $0, and $1,798 for the years ended September 30, 2010, 2011 and 2012, respectively.

        The estimated amortization expense for the five succeeding years and thereafter at September 30, 2012 is as follows:

2013	$1,984
2014	1,845
2015	1,008
2016	669
2017	454
Thereafter	1,762

$7,722

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

6. Details of Certain Balance Sheet Accounts

        Prepaid expenses and other current assets consisted of the following:

	September 30,
	2011	2012
Restricted cash	$100	$200
Prepaid expenses	168	352
Other current assets	37	149

	$305	$701

        Accrued expenses consisted of the following:

	September 30,
	2011	2012
Accrued bonus	$3,810	$4,552
Accrued expenses	754	2,300
Lease payable	—	87

	$4,564	$6,939

        The Company's Board of Directors approves the bonus pool at the end of each fiscal year, based on the performance of the Company measured against goals set forth at the beginning of the year. The Company's Board of Directors also approves the timing and amount of subsequent bonus payments. Payments are made quarterly and new annual bonus amounts are not made until the previous year's payments are completed.

7. Convertible Debentures

        The Company issued convertible debenture securities with detachable warrants (see Note 14) on various dates throughout the years ended September 30, 2010, 2011 and 2012 for proceeds of $8,419, $5,465 and $14,664, respectively. The Company identified certain embedded conversion features in the 2011 convertible debenture issuance that were required to be bifurcated and accounted for as derivatives. The derivative financial instruments were recorded at fair value as of the issuance date of the convertible debentures, as a debt discount, and remeasured to fair value as of each subsequent balance sheet date. The initial fair values determined for the embedded derivatives during the years ended September 30, 2011 and 2012 were $153 and $467, respectively. The Company allocated the remaining proceeds to the convertible debentures and warrants on a relative fair value basis and recorded a beneficial conversion feature related to certain of the convertible debentures. The derivative financial instruments, warrants and beneficial conversion feature were recorded as a discount to the convertible debentures and are amortized to interest expense through the maturity dates, unless earlier converted (see below).

        The convertible debentures are general unsecured obligations of the Company. The convertible debentures have a stated interest rate of 8.0% per annum on the outstanding principal balance. The interest on the convertible debenture securities is payable in kind ("PIK") and added to the unpaid principal in order to determine the number of shares of common stock to be issued upon conversion.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

7. Convertible Debentures (Continued)

The holder shall only be entitled to cash payment of such PIK interest from the Company upon (1) an event of default that would result in acceleration of all unpaid principal and accrued interest, or (2) the payment in full of the debt on the maturity date or prior as the result of the Company exercising its prepayment rights pursuant to the agreement.

        Conversion of principal and accrued PIK interest into shares of common stock is mandatory upon the occurrence of a positive cash flow event, which is deemed to have occurred on the 30th day after the Company generates positive cash flow during three consecutive calendar months for debentures issued between November 2008 and December 2009 ("2009 Debentures") and six consecutive calendar months for debentures issued between April 2010 and February 2011 ("2010 Debentures"). In addition, for the 2009 and 2010 Debentures, upon conversion additional warrants are issued equivalent to 50% of the number of shares of common stock converted from accrued PIK interest. For debentures issued between September 2011 and December 2011 ("2011 Debentures"), conversion of principal and accrued PIK interest into shares of common stock is mandatory upon the closing of an initial public offering at a conversion price equal to the public offering price. The 2009 Debentures mature ten years from the issue date. The 2010 and 2011 Debentures mature five years from the issue date.

        On May 1, 2011 and August 1, 2011, a positive cash flow event occurred for the 2009 and 2010 Debentures, respectively. The price at which the principal and accrued interest was converted was $32.52 per share of common stock for the 2009 Debentures and $26.50 per share of common stock for the 2010 Debentures. The principal and accrued interest converted into 370 and 431 shares of common stock for the 2009 and 2010 Debentures, respectively. The unamortized debt discount at the conversion date for the 2009 Debentures, which included a beneficial conversion feature, was recorded as interest expense on the conversion date. For the 2010 Debentures, which did not include a beneficial conversion feature, the carrying amount, including the unamortized debt discount related to the warrants, was credited to equity at the conversion date.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

7. Convertible Debentures (Continued)

        Convertible debenture activity for the years ended September 30 is as follows:

	Years ended September 30,
	2010	2011	2012
Beginning balance:
Gross balance	$9,856	$19,101	$2,493
Less: Discounts	(4,442)	(5,625)	(529)

	5,414	13,476	1,964
Proceeds:
To convertible debentures, before allocations	8,419	5,465	14,664
Allocated to detachable warrants	(1,149)	(629)	(1,660)
Allocated to beneficial conversion feature	(186)	(96)	(140)
Allocated to conversion option liability	—	(153)	(467)
Interest expense:
PIK interest	827	1,384	1,171
Amortization of debt discount	152	247	355
Recognition of unamortized discount upon conversion (2009 Debentures)	—	4,615	—
Conversion:
Issuance of 801 common shares	—	(23,457)	—
Recognition of unamortized discount upon conversion to additional paid-in-capital (2010 Debentures)	—	1,112	—
Ending balance:
Gross balance	19,101	2,493	18,328
Less: Discounts	(5,625)	(529)	(2,440)

	$13,476	$1,964	$15,888

        Total interest expense recognized related to the convertible debenture securities was $979, $6,588 and $1,526 for the years ended September 30, 2010, 2011 and 2012, respectively, including $342 for warrants issued upon conversion of the 2009 Debentures and 2010 Debentures in the year ended September 30, 2011 (see Note 14).

8. Loan Payable to Related Party

        The Company's bank loan facility is held with a financial institution that is an investor in the Company. The facility has been used solely for the purchase of land and the construction of the corporate headquarters facility. In August 2011, the Company replaced its expiring bank promissory note agreement with an amended bank loan agreement. The amended loan requires semi-annual principal payments of $250 with the remaining amount due at maturity in August 2016. Interest under the loan agreement is payable at a floating rate equal to the 30 day LIBOR rate plus 4.5% or 5.5%, whichever is greater. Interest is payable monthly at the beginning of the following month. At September 30, 2011 and 2012, the interest rate on the loan was 5.5%. In addition, the Company issued

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

8. Loan Payable to Related Party (Continued)

warrants to purchase shares of common stock as described in Note 14. All borrowings are collateralized by the land and facility, as the bank would take possession of the premises upon the failure by the Company to make a scheduled payment when due, after consideration of applicable cure periods, or the failure to maintain a debt service coverage ratio, defined as net cash flow from operations to debt service of 1.1 to 1.0. Debt service is defined as the principal and interest payable on the loan during the fiscal year. For the fiscal year 2012, the Company was not in compliance with this requirement. Subsequent to the balance sheet date, the Company received a bank waiver for the fiscal year 2012.

        The Company is required to maintain a compensating balance of $1,000 in its operating account during the term of the loan to provide for the payment of interest on the note in the event of a default. The Company has classified the $1,000 compensating balance as restricted cash in the consolidated balance sheets. Dividends or other distributions to preferred or common shareholders is restricted until the outstanding balance of the loan is reduced to $10,360 and positive earnings are demonstrated for six consecutive months.

        The outstanding loan balance was $10,719 at September 30, 2012. The principal repayments required under the loan agreement for the four succeeding years at September 30, 2012 are as follows:

2013	$500
2014	500
2015	500
2016	9,219

$10,719

9. Exit Costs Related to Office Space

        The Company leased its previous office facilities for various terms under long-term, non-cancelable operating lease agreements (see Note 17). The leases expired January 31, 2012. The Company ceased use of its primary leased office facility in October 2008 when it moved to its current headquarters. As a result of the move, rental costs for its previous office facilities continued to be incurred through the remaining lease term without economic benefit to the Company. A liability representing the discounted future lease payments was recorded at the cease use date. Increases in the fair value of the liability due to the passage of time were recognized as general and administrative expenses in the consolidated statements of operations.

        The following is a reconciliation of the beginning and ending lease liability balance at September 30, 2011 and 2012:

	2011	2012
Beginning lease liability	$264	$71
Less: Lease payments	(182)	(59)
Less: Change in liability resulting from sublet space	(22)	(12)
Add: Accretion expense	11

Lease liability balance at September 30	$71	$—

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

10. Commitments and Contingencies

        The Company leases office space in two commercial buildings and has other office equipment leases. For the two office leases the Company is also responsible for operating expenses and the leases contain escalation clauses. Rent expense, net of the change in liability related to the former headquarter space, for the years ended September 30, 2010, 2011 and 2012 was $94, $110, and $258, respectively.

        The following is a schedule of future minimum rental payments required under all of the Company's operating lease agreements for the years ending September 30:

2013	$342
2014	332
2015	292
2016	250
2017	98

$1,314

        The Company is involved from time to time in claims that arise in the normal course of its business. The Company is not presently subject to any material litigation nor, to management's knowledge, is any litigation threatened against the Company that collectively is expected to have a material adverse effect on the Company's cash flows, financial condition or results of operations.

11. Preferred Stock

        The Company has authorized 10,000 shares of preferred stock, $0.001 par value per share, of which 1,015 redeemable Series A-1 preferred stock and 805 Series A-2 preferred stock were issued and outstanding at September 30, 2011 and 2012. Each holder of outstanding shares of redeemable Series A-1 preferred stock and Series A-2 preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of redeemable Series A-1 preferred stock and Series A-2 preferred stock held by such holder are convertible as described below. The holders of the preferred stock will vote together with the common shareholders as a single class. The shares of preferred stock have the following characteristics:

Dividends

        Holders of redeemable Series A-1 preferred stock and Series A-2 preferred stock are entitled to cumulative dividends at the rate of 6.0% per annum of the original issue price per share of $9.94, payable when declared by the Board of Directors. A holder of redeemable Series A-1 preferred stock can waive their right to the dividend preference. After payment of the preferred dividend, the holders of redeemable Series A-1 preferred stock and Series A-2 preferred stock participate in dividends paid to common shareholders on an as-converted basis as described below. As of September 30, 2011 and 2012, cumulative unpaid dividends on the redeemable Series A-1 preferred stock of $2,421 and $3,026, respectively, were considered as part of the redemption value described below. Cumulative unpaid dividends on the Series A-2 preferred stock have no impact until declared. As of September 30, 2011 and 2012, no dividends have been declared on the Series A-2 preferred stock.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

11. Preferred Stock (Continued)

Liquidation Preference

        In the event of liquidation, dissolution or winding up of the Company, the holders of redeemable Series A-1 preferred stock and Series A-2 preferred stock shall receive the first claim to the distributed net assets in the amount of $9.94 per share plus accrued but unpaid dividends. In the event there are not enough funds to cover distributions to all shareholders, the entire amount of assets available to be distributed will be distributed ratably among the holders of the preferred stock based on the total preferential amount each holder would be entitled to receive if sufficient funds were available.

Conversion

        Immediately prior to an initial public offering, each share of redeemable Series A-1 preferred stock and Series A-2 preferred stock will be converted into common stock on a 1:1.42 basis. The conversion price is subject to change for stock splits, combinations, dividends and distributions. The Series A-2 preferred stock is considered to have a contingent beneficial conversion feature. Although this feature only applies in the event of a public offering, as of September 30, 2012, the fair value of such conversion feature would have been $21,141.

        Series A-1 preferred stock have the following additional characteristics:

Board of Directors Representation

        Holders of redeemable Series A-1 preferred stock are entitled to representation of one seat on the Board of Directors.

Series A-1 Redemption Right

        The Series A-1 preferred stock is eligible for redemption at the option of the holder in October 2014. At that time, to the extent the holders choose to redeem the stock, the Company would be required to raise additional capital or debt, or renegotiate redemption terms with the Series A-1 holders. There can be no assurances that the Company will be successful in executing one or more of these actions.

        The carrying value of redeemable Series A-1 preferred stock is increased by periodic accretions so that the carrying value will equal the redemption value at the balance sheet date. The redeemable Series A-1 preferred stock is valued at $39,762 and $43,135 at September 30, 2011 and 2012, which was determined by using the greater of fair market value or the sum of $7.00 multiplied by 1.42 plus cumulative unpaid dividends. Accretion of $11,486 and $3,373 was charged to additional paid-in capital for the years ended September 30, 2011 and 2012, respectively.

12. Common Stock

        The Company has authorized 20,000 shares of common stock with $0.001 par value per share. Holders of common stock are entitled to one vote per share on all matters to be voted on by the Company's shareholders. Dividends may be declared and paid on common stock, subject to laws and provisions in the Company's certificate of incorporation, and subject to the rights and privileges of the preferred shareholders. In the event of liquidation, and if there are assets remaining after the

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

12. Common Stock (Continued)

distribution to the holders of preferred stock, then the remaining amount will be distributed to common shareholders in the amount of $7.50 per common share. If there are not enough funds to cover the payments to all of the common shareholders, then the distribution will be made ratably among all common shareholders based on the total amount each holder would have received if there were enough funds to cover all common shareholders.

        Any remaining distributions to shareholders, after all of the distributions listed above have been made, will be made on a pro rata basis to all common shareholders based on the number of common shares held by each person. Preferred shareholders shall also participate in this distribution as if such preferred shares converted to common stock, consistent with the conversion formula relevant upon an initial public offering as described above.

13. Share-Based Compensation to Employees

        The Company's 2008 Employee Stock Incentive Plan (the Plan) permits the grant of share-based awards to its employees. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Options granted during 2010, 2011 and 2012 generally vest over four-year periods. In general, the options expire after a period not exceeding ten years. The weighted average grant date fair value of stock options granted during the years ended September 30, 2010, 2011 and 2012 was $12.98, $11.81 and $12.77, respectively, and was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2011	2012
Expected dividend yield	—	—	—
Expected volatility	53.4%	50.5%	53.6%
Risk-free interest rate	2.46%	2.05%	1.00%
Expected term (years)	5.93	6.07	5.87

        The Company's expected volatility assumption used in the Black-Scholes option pricing model was based on peer group information, and the expected life assumption used the midpoint in estimating the expected term given the lack of historical exercise activity. The expected term is calculated as the midpoint between the vesting term and contractual term of the award. The risk-free interest rate used in the Black-Scholes model was based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the Company's expected term assumption. The Company has never declared dividends on its shares and has no current plans to declare such dividends that would require a dividend yield assumption other than zero for inclusion in the pricing model.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

13. Share-Based Compensation to Employees (Continued)

        A summary of stock option activity is presented below:

	Years Ended September 30,
	2010		2011		2012
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	659	$29.55	881	$28.40	918	$27.68
Granted	272	26.08	149	20.05	370	26.96
Exercised	—	—	—	—	—	—
Forfeited	(50)	30.93	(112)	23.18	(64)	26.83

Outstanding, end of period	881	28.40	918	27.68	1,224	27.51

        The following table summarizes stock options outstanding and exercisable at September 30, 2012:

	Outstanding			Exercisable
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Exercise price
$6.54 - $9.82	40	$7.00	4.04	40	$7.00	4.04
$19.63 - $22.90	223	20.05	8.31	99	20.05	8.13
$22.91 - $26.18	322	25.82	8.11	93	25.25	5.01
$29.45 - $32.72	639	32.25	5.97	542	32.52	5.51

	1,224	27.51	6.89	774	28.72	5.71

        The intrinsic value of vested and outstanding stock options at September 30, 2012 is $1,253 and $3,110, respectively. As of September 30, 2012, the Company had $4,348 of total unrecognized compensation expense related to non-vested employee options that will be recognized over a weighted average period of 2.28 years.

        Share-based compensation expense for employee option grants was $2,125, $1,468 and $2,676 for the years ended September 30, 2010, 2011 and 2012, respectively.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

13. Share-Based Compensation to Employees (Continued)

        The expense is reflected in the following captions in the statements of operations:

	Years Ended September 30,
	2010	2011	2012
Cost of services	$222	$171	$203
General and administrative	1,249	955	1,588
Sales and marketing	357	(58)	298
Technology and development	297	400	587

Total	$2,125	$1,468	$2,676

        Under the Plan, the Company also grants restricted stock units (RSUs) to eligible employees and directors. The stated vesting of these grants generally ranges from immediate to three years, but the RSUs only become payable to employees in cash or shares of Company stock if there is a change in control of the Company or an initial public offering. As the Company determined that neither of these events was probable, the Company has not recognized any share-based compensation expense related to the RSU awards. As of September 30, 2012, 137 RSUs were vested according to their stated vesting terms.

        A summary of RSU activity is presented below:

	Years Ended September 30,
	2010		2011		2012
	RSUs	Weighted Average Grant Date Fair Value	RSUs	Weighted Average Grant Date Fair Value	RSUs	Weighted Average Grant Date Fair Value
Outstanding, beginning of period	116	$32.52	116	$32.52	174	$28.39
Granted	—	—	58	20.94	143	26.05
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	(2)	26.05

Outstanding, end of period	116	32.52	174	28.39	315	27.48

14. Warrants

Warrants Issued to Customers and Service Providers

        The Company issues warrants to certain non-employees as an incentive to do business. All warrants granted to customers and other non-employees were exercisable as of September 30, 2012. These warrants expire five to seven years from the date of the grant.

        On August 14, 2011, warrants were issued to the bank as part of the renegotiation of the loan referenced in Note 8, which were exercisable immediately. The warrants were recorded as debt issuance costs and amortized to interest expense over the life of the note. These warrants expire 10 years and 1 month from the grant date.

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

14. Warrants (Continued)

Warrants Issued for Referral Fees

        The Company granted fully vested warrants to certain non-employees in exchange for successful introductions that subsequently generated revenue for the Company. The value of warrants granted in association with referral fees was $67 in the year ended September 30, 2010. The warrants were recorded as an expense in the consolidated statement of operations. There were no warrants granted for referral fees in 2011 or 2012.

Warrants Issued for Fundraising

        The Company granted warrants to certain non-employees in exchange for successful introductions that subsequently generated capital for the Company during its funding rounds. Costs associated with warrants issued for fundraising efforts are considered stock issuance costs associated with the respective capital balances of those introduced and reflected as contra-equity.

Warrants Issued With Convertible Debentures

        The Company granted warrants in connection with the convertible debenture securities issued as described in Note 7. The value of warrants credited to equity in the years ended September 30, 2010, 2011 and 2012 was $1,149, $969 and $1,660, respectively, and was determined based upon the relative fair value of the debt and detachable warrants as of the time of issuance. Additionally, the Company issued fully-vested warrants in May 2011 and August 2011 in conjunction with the conversion of the 2009 and 2010 Debentures. The fair value of the warrants of $340 was recognized as interest expense. These warrants expire five to ten years from the date of the grant. Warrants outstanding as of September 30, 2012 were as follows:

	Share Class	Vesting Date	Warrants Granted	Warrants Exercised	Warrants Expired	Warrants Outstanding	Weighted Average Exercise Price
Fundraising	Common	Various 2005	1	—	1	—	$—
Fundraising	A-2 Preferred	Various 2006	59	—	—	59	7.00
Customers	A-2 Preferred	January 2006	3	—	3	—	—
Service providers	Common	August 2007	13	13	—	—	—
Fundraising	Common	November 2007	12	—	—	12	24.76
Convertible debenture	Common	Various 2009	162	—	—	162	32.52
Convertible debenture	Common	Various 2010	199	—	—	199	26.50
Referral Fees	Common	June 2010	10	—	—	10	26.50
Convertible debenture	Common	May 2011	24	—	—	24	32.52
Mortgage renewal	Common	August 2011	10	—	—	10	30.00
Convertible debenture	Common	August 2011	16	—	—	16	26.50
Convertible debenture	Common	September 2011	28	—	—	28	30.00
Convertible debenture	Common	Various 2012	163	—	—	163	30.00

			700	13	4	683	27.45

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

15. Unaudited Pro Forma Balance Sheet and Pro Forma Net Loss Per Share (unaudited)

        Immediately prior to the closing of an initial public offering, the Company's convertible debentures, redeemable Series A-1 preferred stock, Series A-2 preferred stock, and Submittal Exchange Holdings Class A preferred units (non-controlling interest) will automatically convert into shares of common stock. The outstanding principal and accrued interest for the convertible debentures will convert under a mandatory conversion feature into shares of common stock at the offering price. The redeemable Series A-1 preferred stock and Series A-2 preferred stock, plus cumulative dividends, will convert into shares of common stock on a 1:1.42 basis and the Submittal Exchange Holdings Class A preferred units will convert into shares of common stock on a 1:1 basis. Additionally, certain RSUs will become fully vested upon an initial public offering. The unaudited pro forma balance sheet gives effect to these conversions and vesting as if they occurred on September 30, 2012.

        The computation of the pro forma net loss per share attributable to Textura Corporation for the year ended September 30, 2012 is as follows:

Year Ended September 30, 2012
Numerator:
Net loss available to Textura Corporation common shareholders	$(19,780)
Add:
Net loss attributable to non-controlling interest	(2,866)
Accretion of redeemable Series A-1 preferred stock	3,373
Dividend on Series A-2 preferred stock	480
Interest expense on convertible debentures	1,526
Change in fair value of conversion option liability	(181)

Net loss used to compute pro forma net loss per share, basic and diluted	$(17,448)

Denominator:
Weighted average shares outstanding	4,274
Add:
Conversion of redeemable Series A-1 preferred stock	1,550
Conversion of Series A-2 preferred stock	1,229
Conversion of Submittal Exchange Holdings Class A preferred units	482
Conversion of convertible debentures	—
Vesting of restricted stock units	149

Weighted average shares used in computing pro forma net loss per share, basic and diluted

Pro forma net loss per share attributable to Textura Corporation, basic and diluted

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

16. Income Taxes

        The pretax loss attributable to Textura Corporation is summarized as follows:

	Years Ended September 30,
	2010	2011	2012
Domestic	$(16,249)	$(18,853)	$(15,858)
Foreign	326	(75)	(70)

Loss before taxes	$(15,923)	$(18,928)	$(15,928)

        The (provision) benefit for income taxes consists of the following components:

	Years Ended September 30,
	2010	2011	2012
Current
Federal	$(5,312)	$(4,922)	$(1,661)
State	(149)	(259)	(59)
Foreign	—	—	—

Total current	(5,461)	(5,181)	(1,720)

Deferred
Federal	$(180)	$(1,680)	$(3,903)
State	157	119	(85)
Foreign	(10)	(10)	(9)

Total deferred	(33)	(1,571)	(3,997)

Change in valuation allowance	5,494	6,752	5,717

Total	$—	$—	$—

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

16. Income Taxes (Continued)

        The Company's deferred tax assets and liabilities consisted of the following:

	As of September 30,
	2011	2012
Property and equipment	$186	$150
Intangible assets	—	177
Deferred revenue	26	101
Accrued compensation	—	1,640
Share-based compensation	3,257	4,136
Accrued interest	—	657
Net operating loss carryforwards	26,306	28,022
Other	179	428

Deferred tax assets	29,954	35,311
Valuation allowance	(29,446)	(35,151)

Total deferred tax assets	508	160

Software	(456)	—
Convertible debt—beneficial conversion feature	—	(160)
Goodwill	—	(160)
Other	(52)	—

Total deferred tax liabilities	(508)	(320)

Net deferred tax liabilities	$—	$(160)

        The reconciliation of the statutory federal rate of 35.0% to the effective income tax rate for the years ended September 30, 2010, 2011 and 2012 is as follows:

	Years Ended September 30,
	2010	2011	2012
Tax provision (benefit) at the statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	(1.1)	(1.8)	(1.2)
Other	1.6	1.1	0.3
Valuation allowance	34.5	35.7	35.9

Effective tax rate	0.0%	0.0%	0.0%

        As of September 30, 2012, the Company had federal and state net operating loss carry-forwards (after tax) of $26,029 and $1,993, respectively. Federal and state net operating loss carry-forwards expire beginning the year 2014 through the year 2031, the majority of which expire in excess of ten years.

        In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and certain distinct tax planning strategies in making this assessment. If changes occur in the assumption

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

16. Income Taxes (Continued)

underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future. The Company has recorded a full valuation allowance against its deferred tax assets.

        The Company endeavors to comply with tax laws and regulations where it does business, but cannot guarantee that, if challenged, the Company's interpretation of all relevant tax laws and regulations will prevail and that all tax benefits recorded in the financial statements will ultimately be recognized in full. The Company has taken reasonable efforts to address uncertain tax positions, and has determined that there are no material transactions or material tax positions taken by the Company that would fail to meet the more-likely-than-not threshold for recognizing transactions or tax positions in the financial statements. Accordingly, the Company has not recorded a reserve for uncertain tax positions in the financial statements, and the Company does not expect any significant tax increase or decrease to occur within the next 12 months with respect to any transactions or tax positions taken and reflected in the financial statements. In making these determinations, the Company presumes that taxing authorities pursuing examinations of the Company's compliance with tax law filing requirements will have full knowledge of all relevant information, and, if necessary, the Company will pursue resolution of disputed tax positions by appeals or litigation.

17. Related Party Transactions

        Included in the lease agreements described in Note 9 is the lease of the Company's Lake Bluff, Illinois offices, from a partnership that is an investor in the company, and of which certain partners are also investors in the Company. The lease was executed prior to the partnership's investment in the Company. Rent payments to the partnership were $197, $182 and $45 for the years ended September 30, 2010, 2011 and 2012, respectively.

        In 2009 the Company entered into an agreement with an entity that is also an investor in the Company. The agreement compensates the entity for customer referrals based on revenues generated by the Company related to those customers. A warrant to purchase 10 common shares of the Company was issued pursuant to the referral agreement in the year ended September 30, 2010. In addition, in 2010 the Company entered into a service agreement with the entity, pursuant to which it was paid $1,000 in advance for software development services to improve software owned by the entity. This payment was deferred and recognized as revenue as development services were provided. The deferred revenue balance accrues interest and is increased by a portion of the referral fees due to this entity; the remainder of the referral fees due is paid in cash. The deferred revenue balance was $538 and $655 as of September 30, 2011 and 2012, respectively. The Company also provides hosting services to the entity for a fixed annual fee.

        The Company maintains an operating account at a financial institution that is an investor in the Company. The banking relationship was established prior to the investment in the Company. The Company also holds a note payable with the same financial institution. The amount due on the note payable as of September 30, 2011 and 2012 was $11,219 and $10,719, respectively (see Note 8).

Textura Corporation

Notes to Consolidated Financial Statements (Continued)

(in thousands, except per share data)

18. Subsequent Events

        In October 2012, the Company established a joint venture with operations in Australia and New Zealand. Textura Australasia Pty. Ltd. The Company owns 50% and has control over the significant management activities of the joint venture, including final approval of the annual business plan and appointment of the CEO.

        In November 2012, the Company received notice from First Midwest Bank waiving, until December 31, 2013, the Company's requirement to comply with the debt service coverage ratio covenant at December 31, 2012.

        In December 2012, the Company received notice from a majority of the holders of its redeemable Series A-1 stock waiving the stockholder's right to require the Company to redeem the stock until October 2014.

        On December 31, 2012 holders of convertible debentures elected to convert their convertible debentures to common stock in accordance with the terms of the debenture agreement. The outstanding principal and interest as of December 31, 2012 was $12,393, which converted into 413 common shares and resulted in interest expense of $1,520 from unamortized debt discounts recognized upon conversion.

Textura Corporation

Schedule II—Valuation and Qualifying Accounts

(in thousands)

Valuation allowance for Doubtful Accounts	Balance at beginning of period	Additions / Charges	Deductions(1)	Balance at end of period
Year ended September 30, 2010
Valuation allowance for doubtful accounts	$—	$—	$—	$—
Year ended September 30, 2011
Valuation allowance for doubtful accounts	—	24	—	24
Year ended September 30, 2011
Valuation allowance for doubtful accounts	24	59	(24)	59

(1)
Write-offs, net of recoveries

Report of Independent Auditors

To the Shareholders of Submittal Exchange, LLC

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, members' deficit and of cash flows present fairly, in all material respects, the financial position of Submittal Exchange, LLC and its subsidiaries at November 6, 2011 and the results of its operations and its cash flows for the period from January 1, 2011 through November 6, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        As discussed in Note 9, on November 7, 2011, the Company was acquired by Submittal Exchange Holdings, LLC, a subsidiary of Textura Corporation.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
January 9, 2013

Submittal Exchange, LLC

Consolidated Statement of Financial Position

November 6, 2011
ASSETS
Current assets
Cash and cash equivalents	$294,541
Trade accounts receivable	423,330
Prepaid expenses	14,249

Total current assets	732,120
Property and equipment, net	54,708
Intangible assets, net	3,565

Total assets	$790,393

LIABILITIES, PREFERRED STOCK AND MEMBERS' DEFICIT
Current liabilities
Accounts payable	$85,412
Accrued expenses	285,037
Share based award liability	280,703
Deferred revenue	2,294,742
Notes payable	50,000
Notes payable to related parties	24,762

Total current liabilities	3,020,656

Other liabilities
Deferred revenue, long-term	292,182
Notes payable	307,539

Total other liabilities	599,721

Total liabilities	3,620,377

Members' deficit
Class A units, $.01 par value; 112,857 units issued and outstanding	1,129
Class B units, $.01 par value; 34,288 units issued and 34,038 units outstanding	343
Additional paid-in capital	1,202,733
Treasury stock, at cost; 250 units	(5,000)
Accumulated deficit	(4,029,189)

Total members' deficit	(2,829,984)

Total liabilities and members' deficit	$790,393

The accompanying notes are an integral part of these consolidated financial statements.

Submittal Exchange, LLC

Consolidated Statement of Operations

For the Period from January 1 to November 6, 2011
Revenues	$2,556,113
Operating expenses
Cost of services	783,753
General and administrative	1,507,954
Sales and marketing	1,319,387
Technology and development	562,749
Depreciation and amortization	25,344

Total operating expenses	4,199,187

Loss from operations	(1,643,074)
Interest expense	(57,071)

Net loss	$(1,700,145)

The accompanying notes are an integral part of these consolidated financial statements.

Submittal Exchange, LLC

Statement of Members' Deficit

	Class A Units		Class B Units			Treasury Stock
					Additional Paid-In Capital			Accumulated Deficit
	Units	Par Value	Units	Par Value		Units	Value		Total
Members' deficit, December 31, 2010	106,489	$1,065	34,288	$343	$670,253	—	$—	$(2,329,044)	$(1,657,383)
Class B unit repurchase	—	—	—	—	—	(250)	(5,000)	—	(5,000)
Class A units issued for compensation	4,900	49	—	—	482,495	—	—	—	482,544
Proceeds from sale of Class A units	1,468	15			49,985				50,000
Net Loss	—	—	—	—	—	—	—	(1,700,145)	(1,700,145)

Members' deficit, November 6, 2011	112,857	$1,129	34,288	$343	$1,202,733	(250)	$(5,000)	$(4,029,189)	$(2,829,984)

The accompanying notes are an integral part of these consolidated financial statements.

Submittal Exchange, LLC

Consolidated Statements of Cash Flows

For the Period from January 1 to November 6, 2011
Cash flows from operating activities
Net loss	$(1,700,145)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	25,344
Share-based compensation	750,985
Accretion of notes payable discount	31,218
Impact on cash from changes in
Trade accounts receivable	38,481
Prepaid expenses	(12,812)
Other assets	1,638
Deferred revenue	884,757
Accounts payable	50,919
Accrued expenses	103,770

Net cash used in operating activities	174,155

Cash flows from financing activities
Principal payments on notes payable	(49,474)
Class A unit repurchase	(5,000)
Proceeds from sale of Class A units	50,000

Net cash provided by financing activities	(4,474)

Net increase (decrease) in cash and cash equivalents	169,681
Cash and cash equivalents
Beginning of year	124,860

End of year	$294,541

Supplemental disclosures of noncash financing activities
Cash paid for interest	$14,379

The accompanying notes are an integral part of these consolidated financial statements.

Submittal Exchange, LLC

Notes to Consolidated Financial Statements

1. Description of Company

        Submittal Exchange, LLC (the "Company") was formed on October 2, 2006 to provide online collaborative solutions for exchanging, reviewing, and archiving construction submittals, requests for information, and other construction communication. The Company is located in Des Moines, Iowa. The Company's fiscal year end is December 31.

2. Summary of Significant Accounting Policies

        This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Consolidation

        The consolidated financial statements include the accounts of Submittal Exchange, LLC and its subsidiaries. All significant intercompany transactions are eliminated.

Revenue Recognition

        The Company's products are hosted by the Company and access to the systems is provided to the Company's customers. The Company does not sell its software but rather provides licenses to use the software which it hosts. The Company recognizes revenue when persuasive evidence of an arrangement exists, the contract price is fixed or determinable, services have been rendered, and collectability is reasonably assured.

        The Company collects project subscription fees for using the services of the Company on a construction project which includes use of the Company website, data storage, hosting and security, electronic data archives, and similar services. Project subscription fees are recognized on a straight-line basis over the estimated life of the project, typically seven to twenty months.

Cash and Cash Equivalents

        The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains cash accounts in which the balances, at times, exceed the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts.

Trade Accounts Receivable

        The Company's trade accounts receivable are due from customers for uncollected project subscription fees relating to implemented projects.

        There was no allowance for doubtful accounts at November 6, 2011.

Submittal Exchange, LLC

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives of the assets are as follows:

Furniture and fixtures	5 years
Source software	3 years

        Maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets

        The Company evaluates long-lived assets, including property and equipment, software and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Examples of such events or circumstances include, but are not limited to, significant underperformance relative to historical or projected future results, significant negative changes in the manner of use of the acquired assets in the Company's business or material negative changes in relationships with significant customers. Recoverability is measured by a comparison of the carrying value to the future undiscounted net cash flows associated with the asset. If the carrying value exceeds the undiscounted cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the fair value of the asset. There were no indicators of impairment noted during 2011.

Fair Value of Financial Instruments

        Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurements are classified and disclosed in one of the following three categories:

  Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities;

  Level 2—Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted market prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

  Level 3—Valuations based on inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

        The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses approximate fair value because of their short maturities. The fair value of the notes payable at November 6, 2011 were determined by level 3 measurements, and approximate the carrying amounts based on a comparison of the interest rate and terms of such debt to the rates and terms of similar debt available.

Submittal Exchange, LLC

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company reports as a partnership for income tax purposes. Accordingly, no federal or state income tax provision is provided by the Company, as it is includable in the Members' individual tax returns.

Use of Estimates in Preparation of Financial Statements

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances at the balance sheet date. Actual results could differ from those estimates. Significant estimates are involved in accounting for subscription fee revenue, depreciation, and assumptions for share-based payments.

3. Long-Lived Assets

Property, Plant and Equipment

        The following is a summary of property and equipment, at cost less accumulated depreciation:

November 6, 2011
Furniture and fixtures	$48,482
Source software	46,104

94,586
Less: Accumulated depreciation and amortization	(39,878)

$54,708

        Depreciation of property and equipment was $20,887 for the period from January 1 to November 6, 2011.

Intangible Assets

        Amortization expense related to non-compete agreements was $4,457 for the period from January 1 to November 6, 2011.

        The following is a schedule of future amortization amounts for the years ending December 31:

November 7, 2011 through December 31, 2011	$891
2012	2,674

$3,565

Submittal Exchange, LLC

Notes to Consolidated Financial Statements (Continued)

4. Notes Payable

        The Company holds two convertible promissory notes with Wellmark. These notes are dated April 10, 2007 and March 2, 2009 with face values of $50,000 and $100,000, respectively. Each note has similar payments of interest and maturity dates as follows. Interest shall accrue at a rate equal to 7.0% per annum on the unpaid principal amount of the convertible notes. Interest shall be computed on the basis of the actual number of days elapsed and a 360-day year. Interest payments shall be made annually, beginning on the first anniversary of each convertible note, and shall continue until these convertible notes are paid in full, or are converted.

        The entire principal amount of these convertible notes and all accrued but unpaid interest thereon shall be due and payable in full on the fifth anniversary of each convertible note. The Company may prepay these convertible notes in whole or part at any time without penalty. The Company may at its option extend the maturity date by giving notice of such extension to the payee. In the event the Company sells equity to a party other than Wellmark, Wellmark may convert its promissory notes into units of the Company at a conversion price equal to the price at which units are sold to the third party.

        In addition to the above, the Company has two royalty agreements with the Iowa Department of Economic Development (IDED) dated June 13, 2007 and April 6, 2009 with face values of $60,000 and $125,000, respectively. These royalty agreements have similar due dates and royalty agreements. The amount of payment shall be a royalty equal to 2% of prior year total gross revenues due on an annual basis until a repayment of $90,000 and $187,500 have been met. The semi-annual payment will be equal to 1% of total prior year gross revenues. Payments will be due in equal installments on a semi-annual basis.

        The loans were recorded at the above repayment amounts with applied discounts of $30,000 and $62,500, respectively. The discount is amortized using the effective rate method until the maturity date of the agreements. The effective interest rate is 10.9% and 11.2% the 2007 and 2009 notes, respectively. The principal balance, including accrued interest, on the royalty agreements was $221,097 as of November 6, 2011.

        The following is a schedule of future principal payment amounts for the years ending December 31:

2012	$50,000
2013	—
2014	100,000
Thereafter	207,539

$357,539

5. Lease Agreements

        The Company leases its office facility under a long-term, non-cancelable operating lease agreement. The lease expires December 31, 2011. Rent expense for the year ended November 6, 2011 was $49,356.

        The Company entered into a new lease on October 28, 2011, which will be effective on January 1, 2012. The lease expires February 28, 2017.

Submittal Exchange, LLC

Notes to Consolidated Financial Statements (Continued)

5. Lease Agreements (Continued)

        The following is a schedule of future future minimum rental payments required under the Company's operating lease agreement for the years ending December 31:

2011	$6,612
2012	90,283
2013	131,133
2014	135,692
2015	135,692
2016	135,692
2017	22,615

$657,719

6. LLC Units

Class A Units

        The Company has issued 112,857 Class A units as of November 6, 2011. The Class A units are preferred units of the company. Each Class A unit is entitled to one vote per unit. All distributions resulting from Net Losses and Net Profits resulting from the normal day-to-day business operations of the Company shall be made entirely to Class A Members.

Class B Units

        The Company has issued 34,288 Class B units as of November 6, 2011. The Class B units are common units of the Company. Each holder is entitled to one vote for each unit on all matters on which unit holders generally are entitled to vote. All distributions other than those resulting from the normal day-to-day business operations shall be distributed pro rata based upon the respective number of units held by each member.

7. Share-Based Compensation to Employees

        The Company has granted various types of share-based awards to employees and one non-employee, including Class A unit awards and phantom units. The Company issued awards in 2009 and 2011 to a non-employee. These awards vested upon a change in control with no compensation recognized until such event was probable. These awards became vested and payable to the non-employee upon the change in control event discussed in Note 9. In the period from January 1 to November 6, 2011, the Company issued 4,900 Class A units in satisfaction of these phantom awards. The fair value of the awards of $482,544 was recognized as share based compensation expense in the period from January 1 to November 6, 2011 and was based on the valuation of the Company at the time of the change in control.

        The Company granted 2,795 phantom units in May 2010 to certain employees under the Phantom Unit Grant agreement. The phantom units become payable to employees in cash in July 2015. Share-based compensation is recognized from the grant date through July 2015 as the awards vest and are recorded as a liability. The value of the liability is adjusted to fair market value at the end of the reporting period, which was determined based on the shares vested to date and the current fair value.

Submittal Exchange, LLC

Notes to Consolidated Financial Statements (Continued)

7. Share-Based Compensation to Employees (Continued)

For the period from January 1, 2011 through November 6, 2011, share-based compensation of $268,441 related to these awards was recorded in the statement of operations.

        The Company granted an additional 3,205 phantom units on November 6, 2011 to certain employees. The service period on these awards has not started and therefore no share-based compensation expense related to these awards has been recorded.

8. Loans to Related Parties

        The Company has a note payable issued to its President in the amount of $15,312 with an interest rate of 5%. This note transpired due to unreimbursed business expenses and is due upon demand. The Company has a note payable issued to a unit holder in the amount of $9,450 which transpired due to unpaid fees for development services provided by the unit holder as an independent contractor. This note is due upon demand and does not bear interest.

9. Subsequent Events

        The Company has evaluated subsequent events from November 6, 2011 through January 5, 2013, the issuance date of these financial statements.

        On November 7, 2011, the Company was acquired by Submittal Exchange Holdings, LLC, a subsidiary of Textura Corporation, an online collaboration platform for the construction industry. The purchase price was approximately $15.4 million, comprised of $2.8 million in cash, including payment of all outstanding notes payable by Textura Corporation, and 481,700 Class A preferred units of Submittal Exchange Holdings, LLC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses expected to be incurred by the registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

Item	Amount
SEC registration fee	$	*
Financial Industry Regulatory Authority filing fee		*
Stock exchange listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent's fees		*
Miscellaneous fees and expenses		*

Total

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        The registrant's bylaws provide that the registrant shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the registrant) by reason of the fact that such person is or was a director, officer, employee or agent of the registrant, or is or was a director or officer of the registrant serving at the request of the registrant as a director, officer, employee or agent of another entity or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The registrant shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the request of the registrant as a director, officer, employee or agent of another entity or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        The registrant's certificate of incorporation eliminates the liability of a director of the registrant to the fullest extent under applicable law. Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders,

(ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) from any transaction from which the director derived an improper personal benefit.

        The registrant's bylaws provide that the registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was a director, officer, employee or agent of the registrant serving at the request of the registrant as a director, officer, employee or agent of another entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the registrant would have the power or the obligation to indemnify him or her against such liability under the provisions of the registrant's bylaws.

Item 15.    Recent Sales of Unregistered Securities.

        The following list sets forth information regarding all securities sold by us since January 1, 2010:

Issuances of Capital Stock

        (1)   In August 2012, we sold an aggregate of 13,000 shares of common stock upon the exercise of warrants issued to 3 service providers at an exercise price of $24.76 per share, for an aggregate exercise price of $321,874.

Convertible Debentures; Warrants

        (2)   Between April 2010 and February 2011, we issued at par convertible debentures with an aggregate principal amount of $10,570,432, together with warrants to purchase 199,445 shares of our common stock at an exercise price of $26.50 per share, to 47 accredited investors at an aggregate purchase price of $10,570,432. In August 2011, these convertible debentures were converted into 430,584 shares of our common stock. Upon conversion, we issued warrants to purchase 15,848 shares of our common stock to the former holders of these convertible debentures at an exercise price of $26.50 per share. The warrants may be exercised in whole or in part at any time prior to expiration on March 31, 2020.

        (3)   On June 15, 2010, we granted warrants to purchase 10,000 shares of our common stock at an exercise price of $26.50 per share to Aon Risk Services Central, Inc. in exchange for an agreement to provide referral services. These warrants may be exercised in whole or in part at any time prior to expiration on September 15, 2021, except for the period beginning on the day that we first file a registration statement on Form S-1 related to an initial public offering of our common stock and ending 180 days after the closing of this initial public offering.

        (4)   On August 14, 2011, we granted warrants to purchase 10,000 shares of our common stock at an exercise price of $30.00 per share to First Midwest Bank in exchange for the modification of the loan agreement with us. These warrants may be exercised in whole or in part at any time prior to expiration on September 15, 2021, except for the period beginning on the day that we first file a registration statement on Form S-1 related to an initial public offering of our common stock and ending 180 days after the closing of this initial public offering.

        (5)   Between September 2011 and December 2011, we issued at par convertible debentures with an aggregate principal amount of $17,150,000, together with warrants to purchase 190,592 shares of our common stock at an exercise price of $30.00 per share, to 50 accredited investors at an aggregate purchase price of $17,150,000. The convertible debentures accrue interest at a rate equal to 8.0% per year, payable in kind, and have a maturity date of September 15, 2016, unless converted prior thereto. Upon completion of this offering, these convertible debentures will convert into shares of our common stock at a conversion price equal to the initial public offering price. The warrants may be exercised in whole or in part at any time prior to expiration on September 15, 2021, except for the period beginning on the day that we first file a registration statement on Form S-1 related to an initial public offering of our common stock and ending 180 days after the closing of this initial public offering. On

December 31, 2012, holders of these convertible debentures with an aggregate principal amount of $11,284,848 converted their convertible debentures and accrued interest thereon into 413,083 shares of our common stock.

Submittal Exchange

        (6)   On November 7, 2011, our subsidiary, Submittal Exchange Holdings, LLC ("SE Holdings") issued 481,700 Class A preferred units of SE Holdings to 10 accredited investors in connection with our acquisition of Submittal Exchange, LLC. Upon completion of this offering, these Class A preferred units will automatically convert into shares of our common stock on a 1:1 basis.

Stock Option Grants

        (7)   Between January 1, 2010 and December 31, 2012, we have granted stock options to purchase an aggregate of 756,426 shares of our common stock with exercise prices ranging from $20.05 to $32.52 per share and an aggregate of 200,668 restricted stock units, to our employees and directors pursuant to our Stock Incentive Plan.

Securities Act Exemptions

        We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (6) above to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Section 4(2) represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

        We deemed the grants of stock options and restricted stock units described in paragraph (7), except to the extent described above as exempt pursuant to Section 4(2) of the Securities Act, to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701.

        All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of Textura Corporation (to be in effect prior to the completion of the offering being made under this Registration Statement)*
3.2	Amended and Restated Bylaws of Textura Corporation (to be in effect prior to the completion of the offering being made under this Registration Statement)*
4.1	Form of Common Stock Certificate*
5.1	Opinion of Mayer Brown LLP*
10.1	Amended and Restated Stock Incentive Plan*

Exhibit Number	Description of Exhibits
10.2	Construction Loan Agreement, between Textura, LLC and First Midwest Bank, dated August 14, 2007*
10.3	Modification of Loan Documents, between the registrant and First Midwest Bank, dated August 14, 2009*
10.4	Second Modification of Loan Documents, between the registrant and First Midwest Bank, dated August 14, 2011*
10.5	Covenant Compliance Waiver, between the registrant and First Midwest Bank, dated November 29, 2012*
10.6	Executive employment contract with Patrick J. Allin*
10.7	Offer letter with Howard Niden*
10.8	Form of Convertible Debenture*
10.9	Warrant issued to Aon Risk Services Central, Inc.*
10.10	Warrant issued to First Midwest Bank*
10.11	Form of Warrant for 2009 Convertible Debentures*
10.12	Form of Warrant for 2010 Convertible Debentures*
10.13	Form of Warrant for 2011 Convertible Debentures*
10.14	Software Development and Service Agreement, between the registrant and Aon Risk Services Central, Inc., dated June 15, 2010*
21.1	Subsidiaries of the Registrant*
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of PricewaterhouseCoopers LLP*
23.3	Consent of Mayer Brown LLP (included in the opinion to be filed as Exhibit 5.1 hereto)*
24.1	Power of Attorney (included on the signature page hereto)

*
To be filed by amendment.

(b)    Financial Statement Schedules

        Schedule II—Valuation and Qualifying Accounts.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Deerfield, State of Illinois, on this        day of                   , 2013.

TEXTURA CORPORATION
By:

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Patrick J. Allin and Jillian Sheehan, and each of them, with full power of substitution and full power to act without the other, such person's true and lawful attorney-in-fact and agent to act for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Patrick J. Allin	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
Jillian Sheehan	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)
Gregory J. Besio	Director

Signature	Title	Date

Edward K. Chandler	Director
Dave Habiger	Director
R. Michael Murray, Jr.	Director
General Peter Pace	Director
David G. Patterson	Director
Robert P. Wayman	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of Textura Corporation (to be in effect prior to the completion of the offering being made under this Registration Statement)*
3.2	Amended and Restated Bylaws of Textura Corporation (to be in effect prior to the completion of the offering being made under this Registration Statement)*
4.1	Form of Common Stock Certificate*
5.1	Opinion of Mayer Brown LLP*
10.1	Amended and Restated Stock Incentive Plan*
10.2	Construction Loan Agreement, between Textura, LLC and First Midwest Bank, dated August 14, 2007*
10.3	Modification of Loan Documents, between the registrant and First Midwest Bank, dated August 14, 2009*
10.4	Second Modification of Loan Documents, between the registrant and First Midwest Bank, dated August 14, 2011*
10.5	Covenant Compliance Waiver, between the registrant and First Midwest Bank, dated November 29, 2012*
10.6	Executive employment contract with Patrick J. Allin*
10.7	Offer letter with Howard Niden*
10.8	Form of Convertible Debenture*
10.9	Warrant issued to Aon Risk Services Central, Inc.*
10.10	Warrant issued to First Midwest Bank*
10.11	Form of Warrant for 2009 Convertible Debentures*
10.12	Form of Warrant for 2010 Convertible Debentures*
10.13	Form of Warrant for 2011 Convertible Debentures*
10.14	Software Development and Service Agreement, between the registrant and Aon Risk Services Central, Inc., dated June 15, 2010*
21.1	Subsidiaries of the Registrant*
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of PricewaterhouseCoopers LLP*
23.3	Consent of Mayer Brown LLP (included in the opinion to be filed as Exhibit 5.1 hereto)*
24.1	Power of Attorney (included on the signature page hereto)

*
To be filed by amendment.